Form 20-F
period 2020-06-30
Puhui Wealth Investment Management Co., Ltd.
filed 2020-10-30
CIK 1729089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38765

Puhui Wealth Investment Management Co., Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

(Address of Principal Executive Offices)

Zhe Ji

Tel: (+86) 10 53605158

Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2020 was 11,507,558 ordinary shares, par value $0.001 per share.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2020, the cash buying rate announced by the People’s Bank of China was RMB 6.8101 to $1.00.

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

3.A. Selected Financial Data

The following summary of our consolidated statement of operations data for the years ended June 30, 2020, 2019 and 2018, and consolidated balance sheets data as of June 30, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

	For the Years Ended June 30,
	2020	2019	2018
Total revenues	$2,179,480	$3,180,634	$4,139,181

Operating expenses:
Cost of revenues	(202,637)	(316,718)	(367,548)
Selling expenses	(1,517,968)	(2,005,367)	(1,500,572)
General and administrative expenses	(4,977,537)	(3,427,040)	(1,967,294)
Total operating expenses	(6,698,142)	(5,749,125)	(3,835,414)

Other income (expenses)
Total other income (expenses), net	10,444	(142,306)	(29,620)

(Loss) income before income taxes	(4,508,218)	(2,710,797)	274,147

Provision for income taxes	179,449	392,105	148,320

Net (loss) income	(4,687,667)	(3,102,902)	125,827

Less: Net loss attributable to non-controlling interest	(641,719)	(645,716)	(349,519)

Net (loss) income attributable to Puhui Wealth	$(4,045,948)	$(2,457,186)	$475,346

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	10,793,017	10,000,000

EARNINGS PER SHARE
Basic and diluted	$(0.35)	$(0.23)	$0.05

The following table presents our summary consolidated balance sheet data as of June 30, 2020 and 2019.

	As of June 30, 2020	As of June 30, 2019
Current assets	$5,360,216	$8,716,270
Other assets	6,686,460	5,660,812
Total assets	$12,046,676	$14,377,082
Total liabilities	4,766,336	2,569,010
Total equity	$7,280,340	$11,808,072

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

Substantially all of our revenue during the year ended June 30, 2020 was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. Our revenue decreased during the year ended June 30, 2020, and there is no assurance that it will grow again. In addition, as the provision of our asset management and financial product marketing is at an early stage, we cannot assure you that these businesses will continue to grow or our attempts to further expand our business will be successful.

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

We incurred a net loss of approximately $4.7 million during the year ended June 30, 2020. We had accumulated deficits of approximately $13.3 million, $9.2 million, and $6.8 million as of June 30, 2020, 2019 and 2018, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing, our revenue has decreased, we may fail to generate net income or we may incur additional net losses in the future and may not be able to maintain profitability on an annual basis.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations.

We generated negative cash flow from operating activities of approximately $1.1 million for the year ended June 30, 2020. Although we have been able to maintain adequate working capital primarily through cash from operations, capital contribution from shareholders, short term advances from related parties and proceeds from long term loans, we cannot assure you our business model will allow us to generate positive cash flow, given our substantial expenses in relation to our revenue at this stage of our development. Our inability to collect our fees from product providers in a timely manner, our inability to generate profits from our asset management business, our inability to offset our expenses with adequate revenue and our inability to raise sufficient capital in the future could materially and adversely affect our cash flow, financial condition and results of operations.

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

Our management has assessed the effectiveness of our disclosure controls and procedures as of June 30, 2020. Our management believes that, as of June 30, 2020, our disclosure controls and procedures was not effective based on the fact that we do not have a in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Management anticipates that such disclosure controls and procedures will not be effective until the above material weaknesses are remediated. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.

In January 2020, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world which has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue is concentrated in China. Consequently, the COVID-19 pandemic may materially and adversely affect the Company’s business operations, financial condition and operating results for 2020 and beyond.

The impacts of COVID-19 on Puhui’s business, financial condition, and results of operations include, but are not limited to, the following:

●	PHCF temporarily closed its offices and implemented work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We have reopened our offices in June 2020 as the situation improved in China.

●	Due to the nature of the Company’s business, the impact of the closure on operational capabilities was not significant, as most of Puhui’s work force continued working offsite during such closure. However due to regulations about public gatherings, we were not able to hold meetings and seminars for customers and have reduced the headcount of our sales and marketing departments.

●	Puhui’s customers could potentially be negatively impacted by the outbreak, which may reduce their budgets for investment in 2020. As a result, our revenue and profitability have been negatively impacted in the second half of fiscal year 2020 and we expect the result of operations for the fiscal year 2021 to improve compared to fiscal year 2020, but there is no guarantee that our total revenue or profitability will grow or remain at a similar level compared to fiscal year 2020.

●	The economy may worsen if the COVID-19 outbreak continues. Puhui’s product provider may be negatively impacted by the outbreak, however the Company has not seen any significant disruption of its product supply to date.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the COVID-19 outbreak cannot be reasonably estimated at this time.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

Although our revenues declined during the year ended June 30, 2020, we have experienced growth in our business and expansion in recent years that has placed, and continues to place, significant strain on our management and resources. Factors relating to our business that may impact our growth and cause fluctuations include:

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

Our business is heavily dependent upon our relationship with a number of financial institutions as well as other financial intermediaries and corporate partners in China. For the year ended June 30, 2020, YingKe Innovation Asset Management Co., Ltd., Beijing Ruqi Consulting Center and Cynthia Management Corporation accounted for 40.5%, 18.4% and 13.8% of the Company’s revenues, respectively. Accordingly, any material deterioration or termination in our relationship with one or more of our institutional or corporate partners could have a material adverse effect on our business, financial condition and prospects.

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

Part of our business includes conducting market surveys, which is categorized as restricted to foreign investment under the Special Administrative Measures for Foreign Investment Access or the Negative List. The Measures for the Administration of Foreign-Related Investigation, promulgated by the National Bureau of Statistics on July 19, 2004, states that foreign-invested entities cannot conduct market survey unless a license has been granted by the relevant authority. The license application is subject to stringent requirements and is ultimately subject to the discretion of the relevant authority. Because Rucong is unable to obtain such license, we conduct such activities through Puhui Beijing, which, as a domestic PRC company, is not required to obtain such license for market survey.

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

For fiscal year 2020 and 2019, Puhui Beijing and its subsidiaries and branches contributed 100% and 100% of our total net revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Puhui Beijing and its subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Puhui Beijing and its subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Substantial uncertainties exist on how the Foreign Investment Law may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

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

On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, was finally issued and became effective on January 1, 2020. On December 12, 2019, the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. On December 26, 2019, the Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Special Administrative Measures for Access of Foreign Investment as void because the contracts have not been approved by or registered with administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The Foreign Investment Law and Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Foreign Investment Law removes all references to the terms of “actual control” or “contractual control” as defined in the draft published in 2015 by the MOFCOM. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it is uncertain whether any interpretation and implementation of the Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If any laws or regulations relating to variable interest entity structures are issued and an updated “negative list” mandates further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

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

Our Articles of Association provides to that the courts of the Cayman Islands shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s shareholders, any action asserting a claim against the Company arising pursuant to any provision of the Companies Law, the Memorandum of Association of the Company or the Articles of Association of the Company, and any action asserting a claim against the Company in respect of shareholders’ rights as shareholders or distributions of dividends and, if brought outside of the Cayman Islands, the shareholder bringing the suit will, subject to certain exceptions, be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

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

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit our shareholders' ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

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

Our principal executive offices are located at Room 801, 802, 8th Floor, W1 Office Building, Oriental Commerce Tower,No.1 Chang An Street, Dong Cheng District, Beijing, PRC 100006. Our telephone number at this address is (+86) 10 53605158. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KYI-1104.

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
100 %
Granville Financial Services Company Limited (HK Company)
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
Beijing Synergetic SIFT Asset Management Company Limited 1
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
1) Beijing Ru Chang Management Consulting Co., Ltd.;
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

Capital Expenditures

We incurred capital expenditures of approximately $288,000, $160,000, and $133,000 for the years ended June 30, 2020, 2019 and 2018, respectively, primarily for the purchase of equipment and leasehold improvements. In fiscal year 2020, we also paid approximately $3.4 million in connection with our acquisition prepayment in a Hong Kong based financial services company. We closed the acquisition in December 2020.

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

Starting in June 2017, we launched our asset management business, acting as manager or general partner of funds in which our clients invest. Our subsidiaries, Qingdao Puhui and Shanghai Pucai, serve as the investment advisor of their respective funds. As of June 30, 2020 we served as manager or general partner of five funds with an aggregate of over RMB153.2 million (approximately US$21.6 million) under management. Three of these funds are in the form of a limited partnership in which we serve as general partner and investors as limited partners. With respect to three of the funds we manage, we charge investors subscription fees, as well as performance fees and recurring management fees in exchange for our managing such funds as general partner or manager. We do not charge such fees to the three funds in the form of limited partnership. Subscription fees are computed as a percentage of the capital contributions made to the funds. Recurring management fees are paid to us on a quarterly basis. Performance fees and carried interest are required to be paid to us upon maturity of such funds. We do not charge separate advisory fees for our services. Our funds are set to mature within three to five years of formation with the exception of Pucai, which invested in publicly traded securities in China. Pucai was liquidated in February 2018 with the consent of all the investors and the fund manager. 100% of the funds were returned to the investors.

Below is a table describing the six operating funds for which we currently serve or has served as manager or general partner.

Name of the Fund	Type of fund	Role	Structure	Maturity
Puhui-Fengsui No.4 Private Equity Fund	Private equity fund	Qingdao Puhui as Manager	Contractual Fund	5/23/2022
Puhui-Fengsui No.5 Private Equity Fund	Private equity fund	Qingdao Puhui as Manager	Contractual Fund	9/4/2021
Beijing Ruying Consulting Center (LP)	Private equity fund	Qingdao Puhui as Manager & GP	Limited partnership	5/7/2022
Xinyu JiJi Investment Center (LP)	Private equity fund	Qingdao Puhui as Manager & GP	Limited partnership	5/23/2022
Xinyu YuanYuan Investment Center (LP)	Private equity fund	Qingdao Puhui as Manager & GP	Limited partnership	2/27/2025

On December 3, 2019, Puhui Cayman acquired 100% of the shares of Granville Financial Services Company Limited for HK$29,390,000, approximately $3.8 million. The purpose of the acquisition of Granville is to expand the Company’s operation outside Mainland China and take advantage of financial qualifications and licenses to broaden the Company’s existing product portfolio.

As of June 30, 2020, the company paid approximately $3.4 million and approximately $0.4 million in acquisition payable is due to pay within one year after the acquisition.

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

Loyal Client Base

We believe that we have a reputable brand image in the markets in which we operate. As a growing independent wealth management service provider, we maintain a sizable client base, consisting of 1,106 clients as of June 30, 2020, 495 of which have purchased products that we market more than once. We expect our growing loyal client base to continue to grow, as we attempt to capitalize on the opportunities generated by the rapid growth of China’s high-net-worth population.

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

Our Clients

We define our addressable high-net-worth markets as two categories of clients: (i) high-net-worth individuals who have investable assets of RMB3 million to 15 million (approximately US$0.4 million to $2.2 million) and (ii) SMEs with investable assets of RMB5 million to 20 million (approximately US$0.7 million to $3.0 million). Our primary business is introducing wealth management products to high-net-worth individual and corporate clients, which contributed approximately 100%, 91%, 100% of our revenues for the year ended June 30, 2020, 2019 and 2018.

Our client base has been expanding rapidly. We had 1,106 clients as of June 30, 2020, of which 495 were repeating clients who have invested with us in more than one product.

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

SMEs, from our perspective, are entities with investable assets of RMB5 million to 20 million (US$0.73 million to 2.93 million). As SMEs in China have an increasing need to manage their cash assets, they become increasingly interested in wealth management services. We employ a client due diligence and registration process for our enterprise clients, which is similar to that for our individual clients. The number of our enterprise clients increased from 6 to 9 from June 30, 2019 to June 30, 2020. Our corporate clients purchased RMB 37 million (US$5.3 million) worth of wealth management products through us as of June 30, 2020, accounting for 3.2% of the aggregate value of wealth management products that we distributed.

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

Since October 2016, we have marketed over RMB 1,170,000,000 (approximately US$165.40 million) worth of wealth management products to our clients in aggregate. For the fiscal year ended June 30, 2020, YingKe Innovation Asset Management Co., Ltd., Beijing Ruqi Consulting Center and Cynthia Management Corporation accounted for 40.5%, 18.4% and 13.8% of the Company’s revenues, respectively.

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

Our Coverage Network

As of June 30, 2020, our coverage network consisted of approximately 34 relationship managers and seven offices, three of which are located in Beijing, including our headquarters, one in Shanghai, Shuzhou, Qingdao and Hong Kong. Our strategy is to open additional branch offices at locations with concentrated high-net-worth populations and active private sectors. Each of our offices is equipped with meeting rooms and other standard facilities, and staffed with relationship managers dedicated to serving high-net-worth individual clients. We also staff each of our offices with relationship managers focused on serving corporate clients located in the relevant city or its vicinities.

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

Competition

While the wealth management services industry in China is growing rapidly, it is still at an early stage of development and is highly fragmented. We operate in an increasingly competitive environment and compete for clients on the basis of various factors, including fund management, product choice, reputation and brand recognition. Our principal competitors include:

●	Management institutions of privately-raised investment funds. As of June 30, 2020, there were more than 24,000 management institutions of privately-raised investment funds registered with Asset Management Association of China, for a total of RMB 13.4 trillion assets under management. We believe that we can compete effectively due to our loyal client base and trusted investment expertise.

●	Third-party wealth management service providers. Our direct competition comes from other third-party wealth management service providers, many of which are relatively well developed. We believe that we can compete effectively due to our market niche, the quality of our client-oriented and customized services, our product sourcing and development capabilities and our strict risk management systems, in light of the great potential of the wealth management services market. We believe that due to our relative smaller size, we offer more personalized client service than some of our larger competitors.

●	Commercial banks. Many commercial banks rely on their own wealth management arms and sales forces to distribute their products. We believe that we compete effectively with commercial banks due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management product advice and product combinations that suit our clients’ financial objectives.

●	Asset management service providers. A number of mutual fund management companies, trust companies and securities companies have emerged in the asset management business in China in recent years. We believe that we compete effectively due to the quality of our services, our fund sourcing capabilities from third parties and our in-depth experience in industries such as real estate development.

Employees

As of September 30, 2020, we had 73 full-time employees. None of our employees are represented by unions. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of September 30, 2020.

Function	Number of Employees	% of Total
Management and administrative	20	27%
Operations	3	4%
Product development	6	8%
Sales and marketing	34	47%
Finance and legal	10	14%
Total	73	100%

We reduced the number of our employees to 73 people. The reduction was mainly in our sales and marketing department due to the impact of COVID-19 we were not able to conduct as many sales meetings as before the pandemic. As our business continues to recover from the pandemic, we will hire more employees for our sales and marketing department.

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

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of the date of this annual report, we owned 17 registered trademarks and 2 registered domain names.

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

Regulations on Foreign Investment

The PRC Foreign Investment Law and Related Regulations

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

On March 15, 2019, the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, was finally issued and became effective on January 1, 2020. On December 12, 2019, the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. On December 26, 2019, the Supreme People’s Court of China issued a judicial interpretation on the Foreign Investment Law, effective from January 1, 2020, to ensure fair and efficient implementation of the Foreign Investment Law. The judicial interpretation clarifies the issues regarding the validity of the investment contract violating the restrictive or prohibitive requirements in the negative list. According to the judicial interpretation, courts in China shall not, among other things, support contracted parties to claim foreign investment contracts in sectors not on the Negative List as void because the contracts have not been approved by or registered with administrative authorities. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it is difficult to predict the outcome of a judicial or administrative proceeding, and such unpredictability towards our contractual rights could adversely affect our business and impede our ability to continue our operations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

The Foreign Investment Law removes all references to the terms of “actual control” or “contractual control” as defined in the draft published in 2015 by the MOFCOM. However, the Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it is uncertain whether any interpretation and implementation of the Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If any laws or regulations relating to variable interest entity structures are issued and an updated “negative list” mandates further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”). In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Catalog (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version), subsequently in June 2019 (2019 Version) and further in June 2020 (2020 Version). Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

●	Foreign Investment Law became into force on January 1, 2020.

●	Wholly Foreign-Owned Enterprise Law, as amended on September 3rd, 2016;

●	Wholly Foreign-Owned Enterprise Law Implementing Rules, as amended on February 19, 2014; and

●	Company Law of China, as amended on December 28, 2013.

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

Properties:

We have leased substantially more office properties to accommodate the increase in our operations in the year ended June 30, 2020. Below is a summary of our properties.

Locations	Purpose Of Use	Size	Lessor	Lessee	Start Date And Duration	Rent

Suite 801/ 802, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District, Beijing	business and office use	886.49m2	Beijing Oriental Plaza Co., Ltd.	Puhui Beijing	April 1, 2019 – March 31, 2021	100,468.87 RMB/month (April 1, 2019 to June 30, 2019); 301,406.6 RMB/month (July 1, 2019 to March 31, 2021)

Suite 01 & 08, 45th Floor, Shanghai Magnolia Square, 501 Dongdaming Road, Hongkou District, Shanghai	business and office use	685.96m2	Shanghai Jingang North Bund Real Estate Co., Ltd.	Shanghai Ruyue	September 1, 2019 – August 31, 2022	239,943.09 RMB/month (September 1, 2019 to December 31, 2019); 119,971.55 RMB/month (January 1, 2020 to February 29, 2020) 239,943.09 RMB/month (March 1, 2020 to August 31, 2022)

Suite 1806, Building 1, Honghai Building, 72 Xingdu Street, Industrial Park, Suzhou	business and office use	144.45m2	Suhuoji	Suzhou Shanghui	March 16, 2019 – March 15, 2022	12,133.8 RMB/month (March 16, 2019 to March 15, 2021); 12,892.16 RMB/month (March 16, 2021 to March 15, 2022)

Room 6, Floor 9, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District, Beijing	business and office use	192.21m2	Beijing Oriental Plaza Co., Ltd.	Beijing Shanying	January 1, 2020 – December 31, 2021 (Beijing Shanying)	64,390.35 RMB/month (January 1, 2020 to December 31, 2021)

Room 1, Floor 10, C1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District, Beijing	business and office use	307.62m2	Beijing Oriental Plaza Co., Ltd	Beijing Ruyuehaipeng	August 1, 2018 - July 31, 2020	52,295.40 RMB/month (August 1, 2018 to September 30, 2018); 104,590.80 RMB/month (October 1, 2018 to July 31, 2020)

Room 2506, Building 2, Excellence Century Center, Long Cheng Road, ShiBei District, Qingdao	business and office use	260.34 m2	Excellence Century Center	Qingdao Puhui	March 1, 2020 - February 28, 2021	76,019 RMB/quarter

Unit C, 11 Floor, OfficePlus @Mongkok 998 Canton Road Mong Kok, Kowloon.	business and office use	30.00 m2	Hip Shing Hong (Agency) Co. Ltd.	Granville	November 1, 2019 - October 31, 2021	20,400 HKD/month

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

Overview

We are a third-party wealth management service provider focusing on marketing financial products to, and managing funds for individuals and corporate clients in the PRC. Our main operating activities are carried out through our VIE, Puhui Wealth Investment Management (Beijing) Co., Ltd. (Puhui Beijing), and its subsidiaries.

We market financial products to high-net-worth individuals with investable assets of between RMB 3 million and RMB 15 million (approximately US $0.4 million to $2.2 million) and small and medium enterprises with investable assets of RMB 5.0 million to RMB 20.0 million (approximately US $0.7 million to $2.9 million). As of June 30, 2020, we have facilitated the sale of financial products which include primarily private equity fund products, securities investment fund products and private placement bond products. For the year ended June 30, 2020, we had 116 new high-net-worth clients with average transaction value per client of $107,852. We charge financial institutions one-time commissions, calculated as a percentage of the value of the financial products purchased by our clients from such institutions. In addition, during the life cycle of certain of the products sold by various institutions to our clients, we charge such institutions recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution.

For our in-house asset management business, we served as manager or general partner of five funds with an aggregate value of over approximately RMB 153.2 million (US$21.6 million) under management as of June 30, 2020. Three of these funds are in the form of a limited partnership where we serve as general partner with investors being limited partners. We did not consolidate any of the three limited partnerships based on our VIE analysis. See “Critical Accounting Policies” below. We charge investors subscription fees for fund formation services and recurring management fees in exchange for our managing such funds as general partner or manager. Subscription fees are computed as a percentage of the capital contributions made to the funds. Recurring management fees are paid to us on a quarterly basis. Performance fees and carried interest are required to be paid to us upon maturity of such funds.

On December 3, 2019, we acquired 100% of the shares of Granville Financial Services Company Limited (“Granville”) for HK$29,390,000 or approximately $3.8 million. The purpose of this acquisition of Granville is to expand the Company’s operations outside of China and to take advantage of its financial qualifications and licenses to broaden the Company’s existing product portfolio.

In January 2020, there was an ongoing outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition has been adversely affected. Potential impact to our results of operations beyond fiscal year 2020 will also depend on future developments and new information that may emerge regarding the any resurgence of the COVID-19 and its impact on macro-economies, which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We closed our offices and implemented work from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We reopened our offices in June 2020 as COVID-19 was under control in China. Due to regulations about public gatherings, we were not able to hold meetings and seminars for customers and have reduced the headcount of our sales and marketing departments.

●	Our customers have been negatively impacted by the outbreak, which reduced their budgets for investment in 2020. As a result, our revenue and income has been negatively impacted in 2020.

●	For the year ended June 30, 2020, our business was impacted due to the uncertainty in macroeconomic outlook as a result of slower economic growth and impact of COVID-19. Investors became increasingly conservative in investing in financial products, especially products based on equities in China. As such, the aggregate value of wealth management products we distributed decreased.

Factors Affecting Our Results of Operations

Our management team monitors the following key business metrics:

Number of Active High-Net-Worth Clients

Our core business is the marketing of wealth management product advisory services to high-net-worth individuals and small and medium enterprises in China. Our active clients are those who, during any given period, purchased wealth management products that we distribute at least once during that period. Our ability to attract new and repeat clients and to increase purchases by existing clients depends on our ability to provide high-quality wealth management product advisory services and products. To achieve this, we constantly strive to increase the level of expertise of our wealth management product advisors, enrich our product selection, and by expanding our coverage network into new markets.

Average Transaction Value Per Client

Average transaction value per client for any given period refers to the simple average of the value of wealth management products distributed by us to each active client during that period. The average transaction value per client is related to the total amount of wealth management products we distribute, which is a function of the number of active clients and the average transaction value per client. An increase in the total amount of wealth management products we distribute may increase the one-time commissions and recurring fees we earn, which in turn drives our revenue growth. The average transaction value per client is also affected by our clients’ amount of investable assets and the level of satisfaction of our clients with our wealth management product advisory services.

Mix of Financial Products

Our product mix affects the amount of revenues we are able to generate. The financial products that we have marketed for the years ended June 30, 2020 and 2019 include the following:

●	private equity fund products, consisting primarily of investments in equity of private equity funds whose underlying assets consist of equity interests in private companies based in China, primarily in the medical and life science industries; and

●	entities that invest in U.S. publicly listed companies.

The composition and level of revenues that we derive from the distribution of financial products are affected by the type of products in which our clients invest. The product type determines whether we can receive one-time commissions only, or both one-time commissions and recurring service fees. With respect to all product types, we receive one-time commissions paid by product providers, calculated as a percentage of the value of the products that our clients purchase. With respect to non-fixed income products, we also receive recurring service fees in exchange for providing recurring services to our clients that have purchased such products.

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

	For the Years Ended June 30
	2020			2019
	US $ in thousands	Average Fee Rate (%)	% of Total Investments	US $ in thousands	Average Fee Rate (%)	% of Total Investments
Private equity funds products - related parties	7,807	10.4	45.9	-	-	-
Private equity funds products - third parties	9,202	10.2	54.1	16,632	10.1	69.5
Private equity funds products - total	17,009	10.3	100.0	16,632	10.1	69.5
Entities that invest in U.S. publicly listed companies	-	-	-	7,307	11.3	30.5
All Products	17,009	10.3	100.0	23,939	10.3	100.0

Fee Rates. Our one-time commissions are a function of the dollar amount of financial products our clients purchase and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers. Our fee rates will differ across products of different types and sizes. For the same type of products, the fee rate of each product is mainly based on the risk profiles of such product.

For the year ended June 30, 2020, we have only marketed private equity products due to current market conditions, representing 100.0% of the total products we marketed. As a result, we marketed approximately $17.0 million in private equity fund products which was consistent to the products we marketed in the year ended June 30, 2019. As a percentage of all the products that our clients purchased, private equity products comprised 100.0% and 69.5% for the years ended June 30, 2020 and 2019, respectively.

Funds invested by our clients in entities that invest in U.S. publicly listed companies decreased from approximately $7.3 million during the year ended June 30, 2019 to $0 during the year ended June 30, 2020. For the years ended June 30, 2020 and 2019, these products comprised 0% and 30.5 % of the financial products that our clients purchased, respectively. The decrease was because we did not market these products in 2020.

Assets Management Business

We completed our registration with the Assets Management Association of China in March 2017, at which time we obtained our license to act as fund managers of private equity and private security products. In June 2017, we began to operate our asset management business. Currently we have five funds under management with over $21.6 million in assets in the aggregate. With respect to two of the funds we manage, we charge investors subscription fees for fund formation services and recurring management fees in exchange for our managing such funds as general partner or manager. Subscription fees are computed as a percentage of the capital contributions made to the funds. Recurring management fees are paid to us on a quarterly basis. Performance-related commissions and carried interest are required to be paid to us upon maturity of such funds. We did not receive any performance-related commissions and/or carried interest to date. Our funds are set to mature within three to five years of formation. Revenues generated from asset management services amounted to approximately $78,000 and $64,000, representing 3.6% and 2.0% of our overall total revenues during the years ended June 30, 2020 and 2019, respectively. The slight increase was because we started a new fund in early 2020.

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

Typical fee rates include both subscription fee and recurring management fee rates.

	Typical fee rates	As of June 30, 2019		Funds Inflow	Funds Outflow	As of June 30, 2020
	USD in thousands, except percentages
Product type
Private equity funds	0.1% - 1.5%	23,023	100%	2,617	4,001	21,639	100%

The total amount of AUM was approximately $21.6 million as of June 30, 2020, a decrease of approximately $1.4 million, from approximately $23.0 million as of June 30, 2019. The net increase was due to:

(1)	Inflows of approximately $0.6 million was dividends from Pingtan No.1 investment and approximately $2.0 million was investment for new private equity fund Xinyu Yuanyuan during the year ended June 30, 2020.

(2)	Outflows of approximately $4.0 million was the liquidation of the private equity funds and approximately $30,000 was the subscription and recurring management fees for the new private equity fund Xinyu Yuanyuan during the year ended June 30, 2020.

Key Components of Our Results of Operations

Revenue:

One-time commissions: We generated the majority of our revenues from one-time commissions from marketing of financial products purchased by our client and related services where we charge product providers a commission calculated as a percentage of the financial products purchased by our clients. One-time commissions received prior to the establishment of the product will be deferred. One-time commissions also include fees negotiated case by case when we serve as an intermediary to facilitate the sale of our customer’s products. The one-time commission rates typically range from 1.0% to 15.0% for equity related products.

Subscription fees

A one-time subscription fee is charged on funds that the Company manages as stipulated in the fund agreement for fund formation services the Company provides and for distribution of products. These subscription fees are computed as a percentage of the investment received in the funds and recognized upon the establishment of the funds.

Recurring Service Fees: Recurring service fees arise from on-going services provided to product providers after the distribution of financial products including investment relationship maintenance and coordination, product reports, and due diligence reports distribution. Recurring service fees that we received were mainly from securities investment fund products and equity investments in U.S. publicly listed companies that our clients purchased. Recurring service fees generated from securities investment fund products are typically calculated as 1.0% of the net asset value of the portfolio underlying the products purchased by our clients calculated on a daily basis.

Recurring management fees: Recurring management fee arises from the asset management services provided to funds we manage. Recurring management fees are computed as a percentage of the capital contribution in a fund and are recognized over the specified contract period. The recurring management fee rates are within the range of 0.1% to 1% annually.

Other service fees: Other service fees refer to revenue generated from consulting services provided to companies. Service fees are negotiated case by case and depends on the service we provided.

Sales taxes: Revenues earned and received in the PRC are not only subject to a Chinese value-added tax (“VAT”) at a rate of 3% to 6% of the gross proceeds or at a rate approved by the Chinese local government but also various miscellaneous VAT add-on taxes at a rate of 1% to 7% of the VAT.

Cost of Revenues

Our cost of revenues consists of compensation of financial product development team members and related social welfare and benefits. Our cost of revenues for the years ended June 30, 2020 and 2019 has slightly decreased, in line with the decrease in our revenues. Our cost of revenues were approximately $0.2 million and approximately $0.3 million for the years ended June 30, 2020 and 2019, respectively.

Selling expenses

Our selling expenses consist of compensation of financial product advisors, benefits and social welfare. Selling expenses also include rents for offices where marketing activities were conducted.

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

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

	For the year ended June 30, 2020	For the year ended June 30, 2019	Change	Change (%)
Revenues	$1,481,980	$3,052,371	$(1,570,391)	(51.4)%
Revenues – related parties	697,500	128,263	569,237	443.8%
Cost of revenues	(202,637)	(316,718)	(114,081)	(36.0)%
Selling expenses	(1,517,968)	(2,005,367)	(487,399)	(24.3)%
General and administrative expenses	(4,977,537)	(3,427,040)	1,550,497	45.2%
Loss from operations	(4,518,662)	(2,568,491)	(1,950,171)	75.9%
Other income, net	201,682	63,775	137,907	216.2%
Other expenses	(191,238)	(206,081)	14,843	(7.2)%
Loss before income taxes	(4,508,218)	(2,710,797)	(1,797,421)	66.3%
Provision (Benefit) for current income taxes	-	11,803	(11,803)	(100.0)%
Provision for deferred income taxes	179,449	380,302	(200,853)	(52.8)%
Net loss	(4,687,667)	(3,102,902)	(1,584,765)	51.1%
Foreign currency translation (loss) Income	159,935	(271,194)	431,129	(159.0)%
Comprehensive loss	$(4,527,732)	$(3,374,096)	$(1,153,636)	34.2%

Revenue:

We categorize revenues into third-party revenues and related-party revenues.

For the year ended June 30, 2020, related party revenues consisted of one-time commissions from Beijing Rululu Consulting Center, Beijing Rusan Consulting Center and Beijing Ruqi Consulting Center which are the related party companies owned by Mr. Zhe Ji, our CEO. For the year ended June 30, 2019, related party revenues also consisted of one-time commissions from Mr. Peng Ji, limited partner of Beijing Puhui Rushun Management Consulting Center Limited Partnership.

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the year ended June 30, 2020%		For the year ended June 30, 2019%		Change	Change %
One-time commissions (1)	$2,002,409	91.9%	$2,450,654	77.1%	$(448,245)	(18.3)%
Related party	639,696	29.4%	113,458	3.6%	526,238	463.8%
Third party	1,362,713	62.5%	2,337,196	73.5%	(974,483)	(41.7)%
Recurring service fees (2)	76,602	3.5%	411,040	12.9%	(334,438)	(81.4)%
Third party	76,602	3.5%	411,040	12.9%	(334,438)	(81.4)%
Recurring management fees (3)	77,586	3.5%	63,508	2.0%	14,078	22.2%
Third party	46,470	2.1%	47,845	1.5%	(1,375)	(2.9)%
Related parties	31,116	1.4%	15,663	0.5%	15,453	98.7%
Subscription fees (4)	28,625	1.3%	-	-	28,625	100.0%
Other services fees(5)	309	0.1%	276,729	8.7%	(276,420)	(99.9)%
Sales taxes(6)	(6,051)	(0.3)%	(21,297)	(0.7)%	15,246	(71.6)%
Total operating revenues	$2,179,480	100.0%	$3,180,634	100.0%	$(1,001,154)	(31.5)%

The overall 31.5% decrease in operating revenue for the year ended June 30, 2020 from the year ended June 30, 2019 was mainly due to the decrease in one-time commissions and recurring services fees.

(1)	One-time commissions decreased by approximately $0.4 million or 18.3% for the year ended June 30, 2020 compared to the same period in 2019. The decrease was mainly due to the decreases in the aggregate value of wealth management products we distributed and in line with the decrease in total revenue as the COVID-19 has impacted the financial market.

(2)	Recurring service fees for the year ended June 30, 2020 decreased by approximately $0.3 million or 81.4% compared to the year ended June 30, 2019. For the years ended June 30, 2020 and 2019, recurring services fees amounted to approximately $77,000 and $0.4 million, respectively, representing 3.5% and 12.9% of our total revenues, respectively. The increase in recurring service fees is because we received the final portion of service fees from two entities that invest in U.S. publicly listed companies that have each completed a business combination.

(3)	We received approximately $78,000 and $64,000 in recurring management fees for the years ended June 30, 2020 and 2019, respectively. We expect these services fees will continue to provide us with a steady stream of income during the cycle of the products.

(4)	We received one-time subscription fees from the fund we managed, Xinyu Yuanyuan, for the year ended June 30, 2020 amounting to $29,000. A one-time subscription fee is charged up front to funds that we manage. These revenues are recognized upon formation of the funds and distribution of products. These subscription fees average 1.5% and are also computed as a percentage of the capital contribution in the funds. We expect revenue from subscription fees to increase as we expand our asset management business. We did not have subscription fees revenue for the year ended June 30, 2019.

(5)	Other service fees amounted to $309 and $0.3 million for the years ended June 30, 2020 and 2019, respectively. Such services are not our primary services.

Operating Expenses

Our operating expenses consist of cost of revenues, selling expenses, general and administrative expenses and impairment loss.

	For the Year Ended June 30, 2020%		For the Year Ended June 30, 2019%		Change	Change (%)
Cost of revenues	$202,637	3.0%	$316,718	5.5%	$(114,081)	(36.0)%
Selling expenses	1,517,968	22.7%	2,005,367	34.9%	(487,399)	(24.3)%
General and administrative expenses	4,977,537	74.3%	3,427,040	59.6%	1,550,497	45.2%
Total operating expenses	$6,698,142	100.0%	$5,749,125	100.0%	$949,017	16.5%

Cost of Revenues

Our cost of revenues were approximately $0.2 million and approximately $0.3 million for the years ended June 30, 2020 and 2019, respectively. It has consisted of the employees’ salaries of our financial products. As we experienced slower growth and product distribution, some of our financial product department employees were relocated to other departments.

Selling expenses

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019	Change	Change (%)
Salaries	$818,563	$1,228,992	$(410,429)	(33.4)%
Rent (including amortization of right of use assets)	$386,501	$390,200	$(3,699)	(0.9)%
Others	$312,904	$386,175	$(73,271)	(19.0)%
Total selling expenses	$1,517,968	$2,005,367	$(487,399)	(24.3)%

Our selling expenses were $1,517,968 and $2,005,367 for the years ended June 30, 2020 and 2019, respectively, a decrease of $487,399 or 24.3%. The decrease was mainly due to the decrease in salaries as we closed our office in early 2020 due to the COVID-19 outbreak and reduced headcount in selling department due to inability to carry out marketing functions such as customer meetings and seminars during the pandemic.

General and administrative expenses

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019	Change	Change (%)

Salaries	$1,131,736	$1,079,319	$52,417	4.9%
Rent (including amortization of right of use assets)	$961,430	$573,449	$387,981	67.7%
Professional fees	$1,639,582	$928,692	$710,890	76.5%
Others	$1,244,789	$845,580	$399,209	47.2%
Total general and administrative expenses	$4,977,537	$3,427,040	$1,550,497	45.2%

Our general and administrative expenses were $4,977,537 and $3,427,040 for the years ended June 30, 2020 and 2019, respectively, an increase of $1,550,497 or 45.2%. The increase was primarily due to approximately $711,000 in professional fees and approximately $388,000 in rent. We incurred more consulting fees for business development including the acquisition of Granville, and other consulting fees for future business developments. As we acquired Granville in December 2019, Granville’s general and administrative expenses and amortization of intangible assets were also included.

Provision (Benefits) for Income Taxes

The Company recorded $0 current income tax expense in the year ended June 30, 2020, compared to income tax expense of $11,803 in the year ended June 30, 2019. The decrease was mainly due to the operational loss from all entities caused by the impact of COVID-19.

We recorded deferred taxes of $179,449 and $380,302 mainly due to deferred taxes recorded as a result of net operating loss of Granville.

Net Loss

Net loss for the year ended June 30, 2020 was approximately $4.7 million as compared to approximately $3.1 million for the year ended June 30, 2019. Such change was the result of the combination of the changes discussed above.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of our operating entities).

Translation adjustments included in accumulated other comprehensive income (loss) amounted to approximately $0.2 million and approximately $(0.3) million as of June 30, 2020 and 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2020 and 2019 were translated at 7.08 RMB and 6.87 RMB to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to statement of income accounts for the years ended June 30, 2020 and 2019 were 7.02 RMB and 6.82 RMB, respectively. As we acquired Granville in December 2019, the balance sheet amounts with the exception of shareholders’ equity of that entity were translated at 7.75 HKD to $1.00. The average translation rates applied to statement of income accounts were translated at 7.77 HKD to $1.00. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the year ended June 30, 2019%		For the year ended June 30, 2018%		Change	Change %
One-time commissions (1)	$2,450,654	77.1%	$3,532,269	85.3%	$(1,081,615)	(30.6)%
Third party	2,337,196	73.5%	2,220,878	53.7%	116,318	5.2%
Related party	113,458	3.6%	1,311,391	31.7%	(1,197,933)	(91.3)%
Recurring service fees (2)	411,040	12.9%	479,881	11.6%	(68,841)	(14.3)%
Recurring management fees (3)	63,508	2.0%	33,380	0.8%	30,128	90.3%
Third party	47,845	1.5%	32,012	0.8%	15,833	49.5%
Related parties	15,663	0.5%	1,368	0.0%	14,295	1,045.0%
Subscription fees (4)	-	-%	105,690	2.6%	(105,690)	(100.0)%
Third party	-	-%	66,934	1.6%	(66,934)	(100.0)%
Related parties	-	-%	38,756	0.9%	(38,756)	(100.0)%
Other services fees(5)	276,729	8.7%	8,641	0.2%	268,088	3,102.5%
Sales taxes	(21,297)	(0.7)%	(20,680)	(0.5)%	(617)	3.0%
Total operating revenues	$3,180,634	100.0%	$4,139,181	100.0%	$(958,547)	(23.2)%

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

Liquidity and Capital Resources

In January 2020, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and eventually all over the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic affected our business operations, financial condition and operating results for second half of fiscal year 2020 (especially from January to May 2020), including but not limited to negative impact on the Company’s total revenues, gross profit, net income and cash flows. As the COVID-19 pandemic is largely under control in China, the Company’s operations resumed in June 2020.

In assessing the Company’s liquidity, the Company monitors and analyzed its cash on-hand and its operating and capital expenditure commitments. As of June 30, 2020, our working capital was approximately $2.3 million and we had cash of approximately $0.7 million. Also, we have approximately $1.1 million deferred revenue which we expect to realize as we do not expect to make any significant refund based on historical experience. The Company renewed its loan agreements in October 2020 with lenders to extend the due date to December 31, 2021. This obligation was reclassified from current liabilities to long-term debt accordingly. Excluding deferred revenue, our working capital was approximately $3.4 million. Although we incurred net loss of approximately $4.7 million, our net operating cash outflow for the year was only approximately $1.1 million.

Management believes that we will require a minimum of approximately $1.0 million cash over the next twelve months to operate at our current level, either from revenues or funding. Based on our current revenue and expense projection, we believe we will generate at least the same amount of revenue in the coming year compared to the current year as the Company and China are both recovering from the impact of the pandemic. In addition, several investments made by the Company’s managed funds are expected to be liquidated and we are entitled to additional performance bonus. If our revenue does not achieve its expected level, we will also be implementing cost saving measures to reduce our operating cash outflow. Furthermore, our principal shareholder has committed to provide financial support to fund the Company’s working capital needs whenever necessary.

If the Company is unable to realize its current assets within the normal operating cycle of a twelve month period, the Company will also consider supplementing its available sources of funds through the following sources:

●	Security offering of approximately $12 million expected to complete in December 2020; the Company filed latest form F-3/A in October 2020 and has completed due diligence procedures with underwriters;

●	other available sources of financing from PRC banks and other financial institutions;

●	financial support and credit guarantee commitments from the Company’s related parties.

Based on the above considerations, the Company’s management is of the opinion that the Company has sufficient funds to meet its future liquidity and working capital requirements for at least twelve months from the date of this report.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors -Risks Relating to Doing Business in China” - We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Cash Flows

The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended June 30, 2020	For the year ended June 30, 2019	For the year ended June 30, 2018
Net cash used in operating activities	$(1,138,336)	$(7,134,495)	$(320,272)
Net cash provided by (used in) investing activities	$331,999	$(3,534,027)	$(2,043,256)
Net cash (used in) provided by financing activities	$(334,434)	$8,032,912	$6,869,904

Operating Activities

Net cash used in operating activities was approximately $1.1 million for the year ended June 30, 2020 which was attributable primarily to the net loss of approximately $4.7 million, the increase in related parties account receivables of approximately $0.2 million and the decrease in operating lease liabilities of approximately $0.8 million as we paid off the expense of those rental property, offset by the non-cash expense for depreciation and amortization of approximately $0.3 million, the deferred tax provision of approximately $ 0.2 million, the decrease in account receivables of approximately $1.4 million as we collected the outstanding balances, the increase in deferred revenue of approximately $0.8 million as we received cash from the future services we need to provide, the amortization of operating lease right-of-use assets of approximately $0.8 million, the decrease in long-term prepaid expenses of approximately $0.6 million, the increase in taxes payable of approximately $0.2 million, and the decrease in other receivable of approximately $0.1 million.

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

Investing Activities

Net cash provided by investing activities was approximately $0.3 million for the year ended June 30, 2020, which was attributable primarily to approximately $0.2 million of proceeds from sales of short-term investments, approximately $0.3 million of repayment from related parties and cash received from acquisition in a Hong Kong based financial services company named Granville of approximately $0.1 million, offset by purchase of property and equipment of approximately $0.3 million.

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

Financing Activities

Net cash used in financing activities was approximately $0.3 million for year ended June 30, 2020, which were attributable to principal payments of long-term debt of approximately $0.3 million and decrease in financing lease liabilities of approximately $25,000.

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

Contractual Obligations

Our contractual obligations as of June 30, 2020 consisted of approximately $2.7 million of lease commitments due within three years and long term debt discussed above. We lease our office premises under non-cancelable operating leases with various expiration dates, of which the latest expiration date is November 30, 2022.

Twelve Months Ending June 30,	Long Term Debt	Minimum Lease Payment	Total
2021	$25,835	$952,584	$978,419
2022	1,145,825	492,989	1,638,814
2023	-	85,837	85,837
Total minimum payments required	$1,171,660	$1,531,410	$2,703,070

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

We are general partner in ten limited partnerships we set up. The purpose of these limited partnerships is to raise capital from investors and for asset management business. Upon establishment, we are deemed to be the primary beneficiary and the limited partnerships are consolidated as we have control of all these entities and absorb all their losses. Once investors have been admitted as the new partners with agreed capital injection, these limited partners will file their status with the PRC authority in accordance with the rules and regulations on investment funds in China, and therefore obtain the qualification to officially start business as an investment fund in China. Upon filing of the investment fund status, we reassess our interests in these limited partnerships and determine if consolidation is still applicable.

In September 2019, we set up an investment fund named Xinyu Yuanyuan Investment Center (Limited Partnership) (“Xinyu Yuanyuan”) with planned initial capital of RMB 30,000,000 (approximately $4.3 million) where Qingdao Puhui is a general partner. As the general partner of this fund, Qingdao Puhui has the authority to make investment decisions mainly to develop, manage and market financial products for Xinyu Yuanyuan. As of June 30, 2020, we own 0.07% interest of this fund, as such we are not deemed a primary beneficiary of Xinyu Yuanyuan as the general partner is not obligated to absorb its losses or receive benefits that could potentially be significant to the entity. Therefore, Xinyu Yuanyuan is not consolidated but accounted for in accordance with ASC Topic 321.

As of June 30, 2020, three out of the ten limited partnerships have been registered as investment funds and are in operations, including Beijing Ruying Consulting Center (LP), Xinyu Jiji and Xinyu Yuanyuan. Those limited partnerships are not consolidated in the Company’s consolidated financial statements. The other seven limited partnerships has no activities as of June 30, 2020 other than initial set up fees incurred

Revenue recognition

On July 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the years ended June 30, 2020 and 2019 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended June 30, 2020 and 2019.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the year ended June 30, 2020. Our income tax return filed for December 31, 2019 is subject to examination by Chinese tax authority.

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values. The excess of the purchase price over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in our consolidated statements of operations. The results of operations of the acquired business are included in our operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

We perform annual goodwill impairment analysis as of June 30, 2020 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other and concludes there was no impairment as of June 30, 2020 as our fair value exceeds the carrying value. The fair values is determined by income approach where projected future cash flows discounted at rates commensurate with the risks involved, (“Discounted Cash Flow” or “DCF” of the income approach). Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in a DCF analysis are based on estimates of the weighted-average cost of capital “WACC”) of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective and adjusted for our specific risks.

Leases

Effective July 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On July 1, 2019,we recognized approximately $2.1 million right of use (“ROU”) assets and approximately $2.1 million operating lease liabilities and approximately $0.1 million financing lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 6.73%.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, we used its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. We generally considered the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

We reviewed the impairment of ROU assets consistent with the approach applied for its other long-lived assets. We reviewed the recoverability of the long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. We have elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.

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

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies - (aa) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

Controls and Procedures

During the year ended June 30, 2020, we implemented changes to our internal controls related to the implementation ASC 842 to provide reasonable assurance that we have properly applied the guidance in our financial statements. These changes included: (i) monitoring the adoption process and developing new disclosures required under the standard; (ii) performing an analysis of our leases; (iii) establishing policies and procedures to determine the incremental borrowing rate when an implicit rate cannot be readily determined and (iv) establishing internal controls surrounding the implementation and use of a new lease accounting system.to calculate Right-of-Use assets and lease liabilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Zhe Ji	41	Chief Executive Officer, Chairman of the Board
Yan Long	47	Vice President and Chief Financial Officer
Jun Wang	40	Independent Director
Qingbin Meng	40	Independent Director
Zhi Su	42	Independent Director

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

6.B. Compensation

For the years ended June 30, 2020 and 2019, we paid an aggregate of approximately $0.13 million and $0.27 million, respectively, in cash to our executive officers, and $68,000 and $18,000, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of $0.05 million and $0.03 million for employee social insurance for the years ended June 30, 2020 and 2019, respectively.

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

6.E. Share Ownership

As of September 30, 2020, 11,507,558 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 11,507,558 ordinary shares outstanding as of September 30, 2020.

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 30, 2020 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of September 30, 2020
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

For the years ended June 30, 2020, 2019 and 2018, revenue from Finup amounted to $0, $0 and $0, respectively, representing 0%, 0% and 0% of the Company’s revenue.

Shanghai Fengsui Investment Management Co., Ltd., acquired 10% ownership from Finup in October 2016 and increased its ownership to 30.2% in June 2017. In October 2017, Fengsui sold all its ownership to DongFang HengHui, the majority shareholder for Puhui Beijing.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Shanghai Fengsui amounted to $0, $0 and $0, respectively, representing 0%, 0% and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Huzhou Meiyu Investment and Management LP which is under common control of Shanghai Fengsui, our former shareholder, amounted to $0, $0 and $0, respectively, representing 0%, 0% and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from the Beijing Synergetic SIFT Asset Management Co. Ltd., our non-controlling shareholder, amounted to $0, $0, and $171,555, respectively, representing 0%, 0%, and 4.1% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Xinyu Jiji, VIE of our subsidiary Qingdao Puhui, amounted to $15,213, $15,663, and $169,914, respectively, representing 0.7%, 0.5%, and 4.1% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Xinyu Yuanyuan, VIE of our subsidiary Qingdao Puhui, amounted to $44,528, $0, and $0, respectively, representing 2.0%, 0%, and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Dongfang Henghui, a majority shareholder of Puhui Beijing, amounted to $0, $0, and $652,578, respectively, representing 0%, 0%, and 15.7% of the Company’s revenue. As of June 30, 2020 and 2019, accounts receivable generated from the aforementioned sales from DongFang HengHui amounted to $635,638 and $654,574, respectively. Other receivable arises from short term cash advance amounted to $15,538 and $0, respectively.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Dongfang Puzhong, a majority shareholder of Puhui Beijing, amounted to $0, $0, and $357,468, respectively, representing 0%, 0%, 8.6% of the Company’s revenue. As of June 30, 2020, accounts receivable generated from the aforementioned sales from DongFang PuZhong amounted to $42,376 and $358,561, respectively.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Peng Ji, limited partner of Beijing Puhui Rushun Management Consulting Center Limited Partnership, amounted to $0, $113,459 and $0, respectively, representing 0%, 3.6%, and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Beijing Rululu Management Consulting Center Limited Partnership, amounted to $107,512, $0 and $0, respectively, representing 4.9%, 0%, and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Beijing Ruqi Management Consulting Center Limited Partnership, amounted to $403,170, $0 and $0, respectively, representing 18.4%, 0%, and 0% of the Company’s revenue.

For the years ended June 30, 2020, 2019 and 2018, revenue generated from Beijing Rusan Management Consulting Center Limited Partnership, amounted to $129,014, $0 and $0, respectively, representing 5.9%, 0%, and 0% of the Company’s revenue.

As of June 30, 2020 and 2019, loan receivables from Beijing Sipaike Customer Management Consulting Co., Ltd., a company under common control of shareholder of Puhui Beijing, amounted to $1,269,138 and $1,647,858, respectively. Other payable arises from short term borrowings amounted to $5,153 and $0, respectively.

As of June 30, 2020 and 2019, other payables arises from short term borrowings to Zhe Ji, the chairman of Puhui Wealth Investment Management Co., Ltd., amounted to $483 and $0, respectively.

As of June 30, 2020 and 2019, other payables arises from short term borrowings to Huicai Hengyun, one of the shareholders of Puhui Beijing., amounted to $698 and $0, respectively.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in a public offering completed in December 2018, together with any other assets held for the production of passive income, it is possible that, for our 2020 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our WFOE as being wholly owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of the WFOE but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in a public offering completed in December 2018. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in a public offering completed in December 2018. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raised in a public offering completed in December 2018) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

As of June 30, 2020, 2019, and 2018, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have an in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2020. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	Lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to address complex United States Generally Accepted Accounting Principles (“U.S. GAAP”) accounting issues, and prepare and review financial statements and related disclosures under U.S. GAAP and, as a result, the Company may not be able to identify and monitor significant accounting issues appropriately on a timely basis;

(c)	Attestation Report of Independent Registered Public Accounting Firm

Not applicable.

(d)	Changes in Internal Control over Financial Reporting

During the year ended June 30, 2020, we implemented changes to our internal controls related to the implementation ASC 842 to provide reasonable assurance that we have properly applied the guidance in our financial statements. These changes included: (i) monitoring the adoption process and developing new disclosures required under the standard; (ii) performing an analysis of our leases; (iii) establishing policies and procedures to determine the incremental borrowing rate when an implicit rate cannot be readily determined and (iv) establishing internal controls surrounding the implementation and use of a new lease accounting system.to calculate Right-of-Use assets and lease liabilities.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.puhuiwealth.com within four business days following the amendment or waiver. During fiscal year 2020, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.puhuiwealth.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended June 30, 2020	Year Ended June 30, 2019

Audit fees*	$170,000	$180,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

8.1	Subsidiaries of the Registrant (1)

4.1	Technical Consultation and Service Agreement between Beijing Rucong Enterprise Management Advisory Co., Ltd. and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated January 30, 2018 (1)

4.2	Business Cooperation Agreement between Beijing Rucong Enterprise Management Advisory Co., Ltd. and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated January 30, 2018 (1)

4.3	Form of Equity Pledge Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing Dongfang Henghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.4	Form of Equity Option Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing DongfangHenghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.5	Form of Voting Rights Proxy and Finance Supporting Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing DongfangHenghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.6	Office Lease Agreement between Beijing Oriental Plaza and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated November 11, 2016 (1)

4.7	Office Lease Agreement between Beijing Oriental Plaza Co., Ltd. and Qingdao Puhui Wealth Investment Management (Beijing) Co., Ltd. dated September 20, 2017 (1)

4.8	Office Lease Agreement between Shenzhen Meitailong Investment and Development Co., Ltd. and Shanghai Pucai Investment Management Co., Ltd. dated September 22, 2017 (1)

4.9	Capital Increase Agreement by and between Beijing Synergetic SIFT Asset Management Company Limited and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated August 28, 2017. (1)

4.10	Employment Agreement by and between Zhe Ji and Puhui Wealth Investment Management (Beijing) Co., Ltd. effective as of November 1, 2016. (1)

4.11	Employment Agreement by and between Yan Long and Puhui Wealth Investment Management (Beijing) Co., Ltd. effective as of September 4, 2017. (1)

4.12	Form of Subscription Agreement (2)

4.13	Form of Escrow Agreement between Puhui Wealth Investment Management Co., Ltd. (2)

4.14	Form of Lock-up Agreement for Officers, Directors and 10% Shareholders (2)

4.15	Form of Lock-up Agreement for Less than 10% Shareholders (2)

4.16	Puhui Wealth Investment Management Co., Ltd. 2018 Equity Incentive Plan (2)

4.17	Agreement for the Sale and Purchase of the Entire Issued Shares in Granville Financial Services Company Limited dated December 27, 2018

8.1	List of Subsidiaries and Consolidated Variable Interest Entities (3)

11.1	Code of Business Conduct and Ethics (3)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101.INS	XBRL Instance Document *

101.SCH	XBRL Taxonomy Extension Schema Document *

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *

101.LAB	XBRL Taxonomy Extension Label Linkbase Document *

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on May 21, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 26, 2018.
(3)	Incorporated by reference to our 20-F filed on October 30, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

/s/ Zhe Ji

Name: Zhe Ji
Title: Chief Executive Officer

Date: October 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Puhui Wealth Investment Management Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puhui Wealth Investment Management Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

New York, New York

October 30, 2020

We have served as the Company’s auditor since 2017.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2020	2019
ASSETS
CURRENT ASSETS
Cash	$744,436	$2,004,625
Short-term investments	515,729	706,226
Accounts receivables	454,411	1,853,041
Accounts receivables - related parties	1,138,498	1,013,135
Other receivables	100,302	213,252
Other receivables - related party	1,284,676	1,647,858
Prepaid expenses	1,122,164	1,278,133
Total current assets	5,360,216	8,716,270

PROPERTY AND EQUIPMENT, NET	436,325	223,385

OTHER ASSETS
Long-term security deposits	422,783	384,860
Acquisition prepayment	-	2,447,259
Right-of-use assets	1,285,145	-
Long-term prepaid expenses	1,599,647	2,247,872
Deferred tax assets, net	159,720	347,195
Intangible asset, net	918,787	10,241
Goodwill	1,864,053	-
Total other assets	6,250,135	5,437,427

Total assets	$12,046,676	$14,377,082

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Acquisition payable	$368,439	$-
Deferred revenue	1,061,162	227,622
Other payables and accrued liabilities	630,457	808,328
Other payables - related party	6,334	-
Operating lease liabilities - current	841,041	-
Financing lease liabilities - current	44,791	-
Taxes payable	86,656	10,512
Current portion of long-term debt	25,835	315,983
Total current liabilities	3,064,715	1,362,445

NON-CURRENT LIABILITIES
Operating lease liabilities - noncurrent	486,970	-
Financing lease liabilities - noncurrent	68,826	-
Long-term debt	1,145,825	1,206,565
Total non-current liabilities	1,701,621	1,206,565

Total liabilities	4,766,336	2,569,010

COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2020 and June 30, 2019	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 shares issued and outstanding as of June 30, 2020 and June 30, 2019	11,508	11,508
Additional paid-in capital	21,911,045	21,911,045
Accumulated deficit	(13,267,289)	(9,221,341)
Accumulated other comprehensive loss	(83,012)	(251,958)
Total equity attributable to controlling shareholders	8,572,252	12,449,254

Noncontrolling interest	(1,291,912)	(641,182)

Total equity	7,280,340	11,808,072

Total liabilities and equity	$12,046,676	$14,377,082

The accompanying notes are an integral part of these consolidated financial statements.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2020	2019	2018
REVENUES
Revenues	$1,481,980	$3,052,371	$2,794,385
Revenues - related parties	697,500	128,263	1,344,796
Total revenues	2,179,480	3,180,634	4,139,181

OPERATING EXPENSES
Cost of revenues	(202,637)	(316,718)	(367,548)
Selling expenses	(1,517,968)	(2,005,367)	(1,500,572)
General and administrative expenses	(4,977,537)	(3,427,040)	(1,967,294)
Total operating expenses	(6,698,142)	(5,749,125)	(3,835,414)

LOSS FROM OPERATIONS	(4,518,662)	(2,568,491)	303,767

OTHER INCOME (EXPENSES)
Interest income	74,824	62,967	11,526
Other finance expenses	(191,238)	(206,081)	(128,112)
Other income, net	126,858	808	86,966
Total other income (expenses), net	10,444	(142,306)	(29,620)

LOSS BEFORE INCOME TAXES	(4,508,218)	(2,710,797)	274,147

PROVISION FOR INCOME TAXES
Current	-	11,803	298,935
Deferred	179,449	380,302	(150,615)
Total income tax provision	179,449	392,105	148,320

NET LOSS	(4,687,667)	(3,102,902)	125,827

Less: Net loss attributable to noncontrolling interest	(641,719)	(645,716)	(349,519)

NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(4,045,948)	$(2,457,186)	$475,346

NET LOSS	$(4,687,667)	$(3,102,902)	$125,827

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	159,935	(271,194)	(34,199)

COMPREHENSIVE LOSS	$(4,527,732)	$(3,374,096)	$91,628

Less: Comprehensive loss attributable to noncontrolling interest	(650,730)	(672,272)	(350,314)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WELATH	$(3,877,002)	$(2,701,824)	$441,942

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	10,793,017	10,000,000

EARNINGS PER SHARE
Basic and diluted	$(0.35)	$(0.23)	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Additional		Accumulated other
	Preferred shares		Ordinary Shares		paid-in	Accumulated	comprehensive	Noncontrolling
	Shares	Par Value	Shares	Par Value	capital	deficit	income (loss)	interest	Total
BALANCE, June 30, 2017	-	$-	10,000,000	$10,000	$8,491,241	$(7,239,501)	$26,084	$-	$1,287,824
Capital contribution from controlling shareholders	-	-	-	-	3,957,752	-	-	-	3,957,752
Capital contribution from noncontrolling shareholders	-	-	-	-	2,164,126	-	-	347,801	2,511,927
Net income (loss) for the period	-	-	-	-	-	475,346	-	(349,519)	125,827
Foreign currency translation loss	-	-	-	-	-	-	(33,404)	(795)	(34,199)
BALANCE, June 30, 2018	-	-	10,000,000	10,000	14,613,119	(6,764,155)	(7,320)	(2,513)	7,849,131
Issuance of ordinary share through Initial public offering, net			1,507,558	1,508	7,297,926	-	-	-	7,299,434
Disposal of subsidiary	-	-	-	-	-	-	-	33,603	33,603
Net loss for the period	-	-	-	-	-	(2,457,186)	-	(645,716)	(3,102,902)
Foreign currency translation loss	-	-	-	-	-	-	(244,638)	(26,556)	(271,194)
BALANCE, June 30, 2019	-	-	11,507,558	11,508	21,911,045	(9,221,341)	(251,958)	(641,182)	11,808,072
Net loss for the period	-	-	-	-	-	(4,045,948)	-	(641,719)	(4,687,667)
Foreign currency translation loss	-	-	-	-	-	-	168,946	(9,011)	159,935
BALANCE, June 30, 2020	-	$-	11,507,558	$11,508	$21,911,045	$(13,267,289)	$(83,012)	$(1,291,912)	$7,280,340

 The accompanying notes are an integral part of these consolidated financial statements.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,687,667)	$(3,102,902)	$125,827
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	269,812	135,939	78,514
Amortization of operating lease right-of-use assets	795,912	-	-
Loss on disposal of property and equipment	-	78	280
Impairment loss on equity securities	-	5,628	78,984
Loss from disposal of subsidiaries	-	32,641	-
Gain from disposal of marketable securities	(5,271)	-	-
Loss from equity method investment	3,547	-	-
Deferred tax provision (benefits)	179,449	380,302	(150,615)
Change in operating assets and liabilities
Accounts receivables	1,356,454	(242,674)	(1,332,431)
Accounts receivables - related parties	(155,986)	-	(1,070,648)
Other receivables	93,383	(402,174)	114,479
Prepaid expenses	60,961	(932,928)	(139,496)
Long-term prepaid expenses	644,554	(2,248,912)	-
Accounts payable	(1,413)	-	-
Deferred revenue	847,265	(298,954)	1,277,528
Other payables and accrued liabilities	41,609	156,724	177,776
Other payables - related parties	6,384	(190,666)	199,834
Operating lease liabilities	(752,682)	-	-
Taxes payable	165,353	(426,597)	319,696
Net cash used in operating activities	(1,138,336)	(7,134,495)	(320,272)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	178,237	365,462	-
Purchases of short-term investments	(1,425)	(24,347)	(1,913,794)
Loans receivable to related party	-	(1,661,514)	-
Repayment from related parties	318,194	-	-
Acquisition prepayment	-	(2,042,460)	-
Purchases of property and equipment	(288,372)	(159,514)	(132,998)
Proceeds from sale of property and equipment	-	990	3,536
Cash acquired from Granville, net of purchase price paid	125,365	-	-
Purchase of intangible asset	-	(12,644)	-
Net cash provided by (used in) investing activities	331,999	(3,534,027)	(2,043,256)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of deferred offering costs	-	-	(712,696)
Payment of acquisition deposit	-	-	(424,263)
Capital contribution from shareholders	-	-	6,469,679
Proceeds from issuance of ordinary shares through IPO, net	-	8,032,912	-
Proceeds from long-term debt	-	-	1,537,184
Financing lease liabilities	(24,984)	-	-
Principal payments of long-term debt	(309,450)	-	-
Net cash (used in) provided by financing activities	(334,434)	8,032,912	6,869,904

EFFECT OF EXCHANGE RATE ON CASH	(119,418)	(168,805)	(19,854)

INCREASE IN CASH	(1,260,189)	(2,804,415)	4,486,522

CASH, beginning of year	2,004,625	4,809,040	322,518

CASH, end of year	$744,436	$2,004,625	$4,809,040

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$240,508	$27,722
Cash paid for interest	$192,312	$197,999	$-

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Fair value adjustment offsetting customer deposits with short-term investment	$-	$-	$713,568
Prepaid IPO costs to be net against IPO proceeds	$-	$733,478	$-
Initial recognition of right-of-use assets and lease liabilities	$2,091,977	$-	$-
Acquisition of Granville offset with prepayment	$2,447,259	$-	$-
Acquisition of Granville with payables	$368,439	$-	$-
Purchase of fixed asset with financing lease	$139,566	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Nature of business and organization

Puhui Wealth Investment Management Co., Ltd. (“Puhui Cayman” or the “Company”) is a limited company incorporated on November 30, 2017 under the laws of the Cayman Islands.

PCZ Limited (“Puhui BVI”) is a wholly-owned subsidiary of Puhui Cayman established under the laws of the British Virgin Islands on December 6, 2017. HZF (HK) Limited (“Puhui HK”) is a wholly-owned subsidiary of Puhui BVI established in Hong Kong on December 18, 2017. Beijing Rucong Enterprise Management and Advisory Co., Ltd.(“Rucong” or “Puhui WFOE”) is a wholly-owned subsidiary of Puhui HK established on January 30, 2018 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Puhui Wealth Investment Management (Beijing) Co. Ltd. (“Puhui Beijing”), and its subsidiaries and VIEs, are engaged in providing investment advisory services and private equity fund management to high-net-worth individuals and enterprises in China.

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

On December 3, 2019, Puhui Cayman acquired 100% of the shares of Granville Financial Services Company Limited (“Granville”) for HK$29,390,000 or approximately $3.8 million. The purpose of this acquisition of Granville is to expand the Company’s operations outside of Mainland China and to take advantage of their financial qualifications and licenses to broaden the Company’s existing product portfolio.

In January 2020, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue is concentrated in China. Consequently, the COVID-19 pandemic affected the Company’s business operations, financial condition and operating results for second half of fiscal year 2020, including but not limited to negative impact on the Company’s total revenues, gross profit and net income. As the pandemic is largely under control in China, the Company’s operations resumed in June of 2020. However, any potential impacts to future our operating results will depend on, to a large extent, future outbreak and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by our government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

The accompanying consolidated financial statements include the activities of the Company and each of the following entities:

Name	Background	Ownership

Subsidiaries
Puhui BVI	● A British Virgin Islands company ● Incorporated on December 6, 2017	100%

Puhui HK	● A Hong Kong company ● Incorporated on December 18, 2017	100% owned by Puhui BVI

Puhui WFOE	● A PRC limited liability company and a deemed wholly foreign owned enterprise (“WFOE”) ● Incorporated on January 30, 2018 ● Registered capital of $10 million, to be fully funded by January 2040	100% owned by Puhui HK

Granville Financial Services Company Limited (“Granville”)	● A Hong Kong company ● Incorporated on December 1, 2016	100% owned by Puhui Cayman Acquired on December 3, 2019

VIE and subsidiaries of VIE

Puhui Beijing **	● A PRC limited liability company ● Incorporated on September 24, 2013 ● Registered capital of $8,501,241 (RMB 53, 000,000)	VIE of Puhui WFOE

Qingdao Puhui *	● A PRC limited liability company ● The Company’s wholly owned subsidiary ● Incorporated on October 29, 2015 ● Registered capital of $781,115 (RMB 5,000,000)	100% owned by Puhui Beijing

Shanghai Pucai	● A PRC limited liability company ● The Company’s wholly owned subsidiary ● Incorporated on July 8, 2014 ● Registered capital of $818,170 (RMB 5,000,000)	100% owned by Puhui Beijing

Beijing Pusheng

●     A PRC limited liability company

●     The Company’s wholly owned subsidiary

●     Incorporated on March 19, 2018

●     Registered capital of $1,579,255 (RMB 10,000,000) to be fully funded by January 1, 2040

●     No operations

100% owned by Puhui Beijing Disposed in January 2019***

Shanghai Ruyue	● A PRC limited liability company ● The Company’s wholly owned subsidiary ● Incorporated on April 27, 2017 ● Registered capital of $1,449,260 (RMB 10,000,000) to be fully funded by March 29, 2037	100% owned by Puhui Beijing

Beijing Haidai Puhui Information Consulting Co. Ltd. (“Beijing Haidai”)	● A PRC limited liability company ● Incorporated on May 30, 2018 ● Registered capital of $15,634,038 (RMB 100,000,000) to be fully funded by December 31, 2040	57% owned by Puhui Beijing

Beijing Ruchang Management Consulting Co., Ltd. (“Beijing Ruchang”) formerly know n as Beijing RuyueHaipeng Consulting Co., Ltd.	● A PRC limited liability company ● Incorporated on June 23, 2017 ● Registered capital of $243,697 (RMB 1,666,666) to be fully funded by January 1, 2040	60% owned by Shanghai Ruyue

Shanghai Hengshi Business Consulting Co., Ltd. (“Shanghai Hengshi”)

●     A PRC limited liability company

●     Incorporated on July 21, 2017

●     Registered capital of $49,244 (RMB 333,333) of which $19,698 (RMB 133,333) to be fully funded by May 21, 2030 and $29,546 (RMB 200,000) to be fully funded by April 21, 2037

60% owned by Shanghai Ruyue Disposed in June 2019***

Shanghai Shengshi Enterprise Management Consulting Co., Ltd. (“Shanghai Shengshi”)	● A PRC limited liability company ● Incorporated on August 15, 2017 ● Registered capital of $249,576 (RMB 1,666,666) to be fully funded by August 14, 2037	60% owned by Shanghai Ruyue

Beijing Puhui Shanying Management Consulting Co., Ltd. (“Beijing Shanying”)	● A PRC limited liability company ● Incorporated on September 5, 2017 ● Registered capital of $76,311 (RMB 500,000) to be fully funded by January 1, 2040	60% owned by Shanghai Ruyue

Beijing RuyueJiahe Management Consulting Co., Ltd. (“Beijing Jiahe”)	● A PRC limited liability company ● Incorporated on July 14, 2017 ● Registered capital of $343,962 (RMB 2,333,333) to be fully funded by January 1, 2040	60% owned by Shanghai Ruyue

Beijing Zhangpuji Management Consulting Co., Ltd. (“Beijing Zhangpuji”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Registered capital of $30,564 (RMB 200,000) to be fully funded by January 1, 2040 ● No operations	50% owned by Shanghai Ruyue Disposed in May 2019***

Shanghai Junshen Enterprise Management Consulting Co., Ltd. (“Shanghai Junshen”)	● A PRC limited partnership ● Incorporated on July 17, 2019 ● Registered capital of $72,650 (RMB 500,000) to be fully funded by June 30, 2038	70% owned by Shanghai Ruyue Disposed in June 2020****

Beijing Fenghui Management Consulting Co., Ltd. (“Beijing Fenghui”)	● A PRC limited liability company ● Incorporated on October 23, 2017 ● Registered capital of $75,326 (RMB 500,000) to be fully funded by January 1, 2040	51% owned by Beijing Jiahe

Beijing LingshengChuangyuan Management Consulting Co., Ltd. (“Beijing Lingsheng”)	● A PRC limited liability company ● Incorporated on January 22, 2018 ● Registered capital of $78,059 (RMB 500,000) to be fully funded by January 1, 2040	51% owned by Beijing Jiahe

Suzhou Shanghui Management Consulting Co., Ltd. (“Suzhou Shanghui”)	● A PRC limited liability company ● Incorporated on March 13, 2018 ● Registered capital of $79,076(RMB 500,000) to be fully funded by February 28, 2048	70% owned by Beijing Fenghui

Beijing Puhui Ruihe Management Consulting Co., Ltd. (“Puhui Ruihe”)	● A PRC limited partnership ● Incorporated on June 26, 2018 ● Registered capital of $75,996 (RMB 500,000) to be fully funded by January 1, 2040	70% owned by Beijing Lingsheng

Beijing Hongsheng Management Consulting Co., Ltd. (“Beijing Hongsheng”)	● A PRC limited partnership ● Incorporated on January 21, 2019 ● Registered capital of $73,775 (RMB 500,000) to be fully funded by December 31, 2040	70% owned by Beijing Lingsheng Dissolved in March 2020****

*Qingdao Puhui is a general partner in ten limited partnerships it set up with registered capital of RMB1.0 million. The purpose of these limited partnerships is to raise capital from investors and transform these limited partnerships into investment funds for fund management business. Upon establishment, Qingdao Puhui is deemed to be the primary beneficiary thus consolidates these limited partnerships as it acts as the only general partner and one Vice President of the Company acts as the only limited partner. Once investors have been admitted as the new partners with agreed capital injection, these limited partners will file their status with the PRC authority in accordance with the rules and regulations on investment funds in China, and therefore obtain the qualification to officially start business as an investment fund in China. Upon filing of the investment fund status, the Company reassesses its interests in these limited partnerships and determines if it would continue to consolidate or deconsolidate these limited partnerships in accordance with the requirements ASU 2015-02. As of June 30, 2020, three out of the ten limited partnerships have been registered as investment funds and are in operations, including Beijing Ruying Consulting Center (LP), Xinyu Jiji and Xinyu Yuanyuan. Those limited partnerships are not consolidated in the Company’s consolidated financial statements. The other seven limited partnerships have no activities as of June 30, 2020 other than initial set up fees incurred. See Note 2 for consolidation policies.

** Puhui Beijing was a general partner in two limited partnerships, Beijing Jiongheng Management Consulting Center (Limited Partnership) (“Beijing Jiongheng”) and Beijing Jiongying Management Consulting Center (Limited Partnership) (“Beijing Jiongying”). By following similar evaluation as above, these two limited partnerships were considered as VIEs of Puhui Beijing. These two partnerships were dissolved in January 2019 and there has been no activity as of the date of dissolution.

***The Company disposed of Beijing Pusheng, Shanghai Hengshi, and Beijing Zhangpuji during January through June of 2019, resulting in a loss from disposal of subsidiaries of approximately $33,000. As the disposal of these entities does not represent strategic change according with ASC 360, the Company did not report such disposals as discontinued operations.

****The Company disposed of Beijing Hongsheng in March 2020 and Shanghai Junshen in June 2020. No gain or loss from these disposals was recognized.

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

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

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

In September 2019, the Company set up an investment fund namedXinyu Yuanyuan Investment Center (Limited Partnership) (“Xinyu Yuanyuan”) with planned initial capital of RMB 30,000,000 (approximately $4.3 million) where Qingdao Puhui is a general partner. As the general partner of this fund, Qingdao Puhui has the authority to make investment decisions mainly to develop, manage and market financial products for Xinyu Yuanyuan. As of June 30, 2020, Qingdao Puhui owns 0.07% interest of this fund, as such the Company is not deemed a primary beneficiary of Xinyu Yuanyuan as the general partner is not obligated to absorb its losses or receive benefits that could potentially be significant to the entity. Therefore, Xinyu Yuanyuan is not consolidated but accounted for in accordance with ASC Topic 321.

Liquidity

In January 2020, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly to many parts of China and eventually all over the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of our revenue is concentrated in China. Consequently, the COVID-19 pandemic affected our business operations, financial condition and operating results for second half of fiscal year 2020 (especially from January to May 2020), including but not limited to negative impact on the Company’s total revenues, gross profit, net income and cash flows. As the COVID-19 pandemic is largely under control in China, the Company’s operations resumed in June 2020.

In assessing the Company’s liquidity, the Company monitors and analyzed its cash on-hand and its operating and capital expenditure commitments. As of June 30, 2020, the Company’s working capital was approximately $2.3 million and the Company had cash of approximately $0.7 million. Also, the Company has approximately $1.1 million deferred revenue which it expects to realize as does not expect to make any significant refund based on historical experience. The Company renewed its loan agreements in October 2020 with lenders to extend the due date to December 31, 2021. This obligation was reclassified from current liabilities to long-term debt accordingly. Excluding deferred revenue, our working capital was approximately $3.4 million. Although the Company incurred net loss of approximately $4.7 million, its net operating cash outflow for the year was only approximately $1.1 million.

Management believes that we will require a minimum of approximately $1.0 million cash over the next twelve months to operate at our current level, either from revenues or funding. Based on our current revenue and expense projection, we believe we will generate at least the same amount of revenue in the coming year compared to the current year as the Company and China are both recovering from the impact of the pandemic. In addition, several investments made by the Company’s managed funds are expected to be liquidated and we are entitled to additional performance bonus. If our revenue does not achieve its expected level, we will also be implementing cost saving measures to reduce our operating cash outflow. Furthermore, the Company’s principal shareholder has committed to provide financial support to fund the Company’s working capital needs whenever necessary.

If the Company is unable to realize its current assets within the normal operating cycle of a twelve month period, the Company will also consider supplementing its available sources of funds through the following sources:

●	Security offering of approximately $12 million expected to complete in December 2020; the Company filed its latest form F-3/A in October 2020 and has completed due diligence procedures with underwriters;

●	other available sources of financing from PRC banks and other financial institutions;

●	financial support and credit guarantee commitments from the Company’s related parties.

Based on the above considerations, the Company’s management is of the opinion that the Company has sufficient funds to meet its future liquidity and working capital requirements for at least twelve months from the date of this report.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts, the useful lives of property and equipment, recoverability of long-lived assets, provision for income taxes, and valuation allowance of deferred tax assets. The inputs into the Company’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

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

Translation adjustments included in accumulated other comprehensive loss amounted to $83,012 and $251,958 as of June 30, 2020 and June 30, 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2020 and June 30, 2019 were translated at RMB 7.08 and RMB 6.87 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to statement of income accounts for the years ended June 30, 2020 and 2019 were RMB 7.02 and RMB 6.82, respectively. As the Company acquired Granville in December 2019, the balance sheet amounts with the exception of shareholders’ equity of that entity were translated at 7.75 HKD to $1.00. The average translation rate applied to statement of income accounts from December 1, 2019 to June 30, 2020 were translated at 7.77 HKD to $1.00. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the years ended June 30, 2020 and 2019.

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

Performance-based income

In a typical arrangement in which the Company serves as fund manager or general partner, the Company is entitled to a performance-based fee or carried interest based on the extent by which the fund’s investment performance exceeds a certain threshold at the end of the contract term. Such performance-based fee is typically calculated and distributed at the end of the contract term when the cumulative return of the fund can be determined, and is not subject to clawback provisions. The Company does not record any performance-based income until the end of the contract term. There was no performance based income received for the years ended June 30, 2020 and 2019.

Other service fees

Other service fees refer to revenue generated from consulting services provided to companies. Service fees are negotiated case by case and depends on the service the company provided.

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

Accounts receivables (including related parties)

Accounts receivables represented accounts due from the Company’s product providers. An allowance for doubtful accounts may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2020 and 2019.

Investments

The Company records investments in equity securities at their fair value. Where readily determinable fair value is not available, the Company measures the investment by using the investment cost minus any impairment, if necessary plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Gains or losses are realized when such investments are sold.

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

If the investment’s fair value is less than the cost of an investment and the Company determines the impairment to be other-than-temporary, the Company recognizes an impairment loss based on the fair value of the investment. The Company recorded impairment loss of $0 and $5,628 for the years ended June 30, 2020 and 2019, respectively.

Investment in affiliates

Affiliated companies are entities over which the Company has significant influence but does not have control. The Company accounts for equity investments in affiliates using the equity method. Under this method, the Company’s share of profits or losses of affiliated companies is recognized in the statements of operations. The Company generally considers an ownership interest of 20% or higher to represent significant influence.

The Company also considers whether it has control over or significant influence in the funds that it serves as general partner or fund manager, and the Company also hold equity interest in those funds to the extent the risk and return is deemed acceptable.

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

Other receivables

Other receivables include non-trade related advances, such as employee advances, rental and other deposits. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationships with the parties. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2020 and 2019.

Loans receivable – related party

Loans receivable – related party represent loans to Beijing Sipaike Customer Management Consulting Co., Ltd., which are due on demand and with 0.5% interest per month. Management regularly reviews the aging of receivables and changes in payment trends and records allowance when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2020, no allowance was deemed necessary.

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

 The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible Assets, net

Intangible assets, net, are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Software	5 years
Securities licenses	10 years

Securities licenses are Type 1 (Dealing in Securities), Type 2 (Dealing in Futures) and Type 9 (Asset Management) licenses issued by the Stock Exchange of Hong Kong Ltd and the Securities and Futures Commission of Hong Kong. These licenses enable the Company’s subsidiary Granville to trade and deal with securities, futures and manage assets on behalf of customers in Hong Kong.

Business Combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values. The excess of the purchase price over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Goodwill

Goodwill represents the excess of the consideration paid over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including good will. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2020 and 2019, no impairment of long-lived assets was recognized.

Noncontrolling Interests

Noncontrolling interest consists of an aggregate of 9.7923% of the equity interests of Puhui Beijing and subsidiaries held by Beijing Synergetic and 40% interest of Beijing Ruchang, Beijing Jiahe, Shanghai Shengshi, Shanghai Shangying and 43% interest of Beijing Haidai held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interest consist of the following:

	June 30,	June 30,
	2020	2019
Beijing Synergetic	$17,116	$239,683
Beijing Ruchang	(271,390)	(176,258)
Beijing Jiahe	(277,246)	(220,831)
Shanghai Shengshi	(275,856)	(198,290)
Beijing Shanying	(160,643)	(103,147)
Beijing Haidai	(323,893)	(182,339)
Total noncontrolling interest	$(1,291,912)	$(641,182)

Leases

Effective July 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. On July 1, 2019, the Company recognized approximately $2.1 million of right of use (“ROU”) assets and approximately $2.1 million of operating lease liabilities and approximately $0.1 million financing lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 6.73%.

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

Operating lease ROU assets and lease liabilities are recognized at the adoption date of July 1, 2019 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2020. The Company income tax return filed for December 31, 2019 is subject to examination by Chinese tax authority.

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

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. As of June 30, 2020 there was no diluted shares.

Defined contribution plan

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $429,354 and $730,454 for the years ended June 30, 2020 and 2019, respectively.

Recently issued accounting pronouncements

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, modifies disclosures for investments that are valued based on net asset value, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements. ASU 2018-13 is effective for the Company for annual and interim reporting periods beginning July 1, 2020. The adoption of ASU 2018-13 will not have a material impact on its consolidated financial statements.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities.  The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful informationIn November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after July 1, 2023, including interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain eligible to be smaller reporting company. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for annual and interim reporting periods beginning July 1, 2021. Early adoption of the amendments is permitted, including adoption in any interim period for public business entities for periods for which financial statements have not yet been issued. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The Company believes the adoption ASU 2018-13 will not have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for annual and interim periods beginning after July 1, 2022, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The Company is evaluating the impact of adoption of the new standard on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

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

Under the Contractual Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Accordingly, the accounts of Puhui Beijing are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s audited consolidated financial statements.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	June 30, 2020	June 30, 2019
Current assets	$4,346,154	$6,085,868
Property and equipment, net	433,319	223,385
Other noncurrent assets, net	1,531,332	867,756
Total assets	$6,310,805	$7,177,009

	June 30, 2020	June 30, 2019
Current liabilities:
Deferred revenue	$1,061,162	$227,622
Other payables and accrued liabilities	469,339	744,984
Other payables - related party	5,851	3,029,071
Due to Puhui Cayman	3,057,269	10,512
Current portion of long-term debt	25,835	315,983
Lease liabilities - current	885,832	-
Long-term debt	1,145,825	1,206,565
Lease liabilities - noncurrent	555,796	-
Total liabilities	$7,206,909	$5,534,737

The summarized operating results of the VIEs are as follows:

	For the year ended June 30, 2020	For the year ended June 30, 2019	For the year ended June 30, 2018
Operating revenues	$2,179,172	$3,180,634	$4,139,181
(Loss) income from operations	(2,274,112)	(1,660,384)	303,767
Net (loss) income	$(2,512,032)	$(2,195,951)	$125,827

Note 4 – Short-term investments and fair value measurement

Short-term investments consist of the following:

	June 30, 2020	June 30, 2019
Marketable securities (1)	$-	$172,966
Investments at cost (2)	166,114	169,608
Investments accounted using equity method (3)	349,615	363,652
Total investments	$515,729	$706,226

Fair value disclosure:

	June 30, 2019	June 30, 2019 Fair Value Level 1	Level 2	Level 3
Marketable securities	172,966	172,966	-	-

There is no transfer between the levels for the periods presented.

(1)	As of June 30, 2019, the Company invested a total of $172,966 in U.S. publicly listed companies. For the year ended June 30, 2020, the Company subsequently sold these investments for a total of $178,237 resulting in a gain of $5,271.

(2)	As of June 30, 2020, the Company invested a total of $163,288 in two entities which invest in U.S. public companies and are still at the funding stage. The Company also invested $2,826 in another two private equity fund products where cost approximates fair value as of June 30, 2020.

(3)	As of June 30, 2020, the Company invested in a private equity fund in the amount of $349,615. The Company accounted for the private equity funds using the equity method since the Company is the general partner and owns approximately 8.3% of the fund after the fund completed the second funding stage and was established on May 25, 2018, thus the Company has significant influence. The underlying assets of the fund were invested in the medical and life sciences industry. Investment loss for the year ended June 30, 2020 amounted to approximately $3,500.

Note 5 – Business acquisition

Acquisition of Granville

On December 3, 2019, Puhui Cayman acquired 100% of the shares of Granville Financial Services Company Limited for HK$29,390,000 or approximately $3.8 million. The purpose of this acquisition of Granville is to expand the Company’s operations outside of Mainland China and take advantage of its financial qualifications and licenses to broaden the Company’s existing product portfolio.

As of June 30, 2020, the company has paid approximately $3.4 million and approximately $0.4 million in acquisition payable is due to be paid within one year after the acquisition.

The Company has allocated the purchase price of Granville based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date in accordance with ASC 805. The Company determined the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB with the valuation methodologies using level 3 inputs, except for cash was valued using Level 1 inputs. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from an independent appraiser firm. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of Granville based on a valuation performed by an independent valuation firm engaged by the Company on November 30, 2019, and translated the fair value from HKD to USD using the exchange rate at the rate of USD 1.00 to HKD 7.82.

	Fair Value	Fair Value
	HKD	USD
Cash	$6,997,259	$894,261
Prepaid expenses	28,944	3,699
Other receivables	269,950	34,500
Plant and equipment	32,633	4,171
Intangible assets	7,500,000	958,512
Goodwill	14,585,528	1,864,053
Total asset	29,414,314	3,759,196
Accounts payable	(10,973)	(1,402)
Other payables and accrued liabilities	(13,341)	(1,705)
Total liabilities	(24,314)	(3,107)
Net asset acquired	$29,390,000	$3,756,089

Total consideration	$29,390,000	$3,756,089
Goodwill	$14,585,528	$1,864,053

Intangible assets consists mainly Type 1 (Dealing in Securities), Type 2 (Dealing in Futures) and Type 9 (Asset Management) securities licenses issued by the Stock Exchange of Hong Kong Ltd and the Securities and Futures Commission of Hong Kong. These licenses enable the Company’s subsidiary Granville to trade and deal with securities, futures and manage assets on behalf of customers in Hong Kong.

Pro forma results of operations for the acquisition described above have not been presented because it is not material to the consolidated income statements.

Note 6 – Accounts receivable

	June 30, 2020	June 30, 2019
Accounts receivable	$454,411	$1,853,041
Less: Allowance for doubtful accounts	-	-
Total accounts receivables	$454,411	$1,853,041

The accounts receivable as of June 30, 2020 have been fully collected in August 2020.

Note 7 – Other receivables

Other receivables consist of the following:

	June 30, 2020	June 30, 2019
Security deposits for rents	$516,960	$595,435
Employee advances	2,080	2,677
Others	6,456	-
Subtotal	523,085	598,112
Less: Long-term security deposits	(422,783)	(384,860)
Total other receivables	$100,302	$213,252

Note 8 – Prepaid expenses

Prepaid expenses consist of the following:

	June 30, 2020	June 30, 2019

Consulting fees (1)	$2,428,987	$3,169,545
Rent with lease term under one year	18,103	135,025
Taxes	162,933	90,118
Others	111,788	131,317
Subtotal	2,721,811	3,526,005
Less: Long-term prepaid expenses	(1,599,647)	(2,247,872)
Total prepaid expenses	$1,122,164	$1,278,133

(1)	As of June 30, 2020, the Company prepaid approximately $1.1 million, $0.5 million, $0.4 million and $0.3 million of consulting fees to four third party service providers for various strategic planning and business development consulting services. The consulting service periods ranged from 1 year to 5 years.

Note 9 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2020	June 30, 2019
Office equipment and furniture	$311,041	$296,767
Vehicle	293,953	143,411
Leasehold improvements	415,092	164,815
Less: accumulated depreciation and amortization	(583,761)	(381,608)
Total	$436,325	$223,385

Depreciation and amortization expense for the years ended June 30, 2020 and 2019 amounted to $210,905, and $133,621, respectively.

Note 10 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2020	June 30, 2019
Software	$12,177	$12,540
Securities license	967,729	-
Less: accumulated depreciation and amortization	(61,119)	(2,299)
Total	$918,787	$10,241

Amortization expense for the years ended June 30, 2020 and 2019 amounted to $58,784 and $2,318, respectively.

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense
USD
2021	$99,208
2022	99,208
2023	99,208
2024	96,976
Thereafter	524,187
Total	$918,787

Note 11 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30, 2020	June 30, 2019
Advances from former shareholder (1)	$141,253	$363,652
Salary payables	166,584	214,103
Interest payables	95,394	116,210
Accrued professional fees	150,733	63,344
Accrued rent for lease under one year	37,676	24,676
Others	38,817	26,343
Total	$630,457	$808,328

(1)	The advances are provided by a former shareholder, Shanghai Fengshui which the Company has been paid back in fiscal year 2020.

Note 12 - Long term debt

In November 2017, Puhui Beijing entered into two loan agreements for an amount of approximately $1.5 million with two individuals, which mature in November 2020. The interest rate is 13.5% per annum. Twenty percent of the principal or approximately $0.3 million, is due in one year from the loan origination date upon request. As of June 30, 2020, approximately $0.3 million has been repaid and approximately $1.2 million is outstanding. On October 27, 2020, the Company signed renewal agreements to extend the maturity date to December 31, 2021.

On January 30, 2019, the Company financed a vehicle with a three year loan for approximately $0.1 million. The Company paid a down payment of approximately $51,000, with monthly payments of approximately $2,000 due from February 2019 to January 2022, with an interest rate at 6% per annum. As of June 30, 2020, approximately $42,000 of loan principal remained outstanding.

Twelve months ending June 30,	Minimum loan payment
2021	$25,835
2022	1,145,825
Total minimum payments required	$1,171,660

Interest expense for the years ended June 30, 2020 and 2019 amounted to $184,332 and $199,861, respectively.

Note 13 - Leases

The Company has several offices and car lease agreements with lease terms ranging from two to three years. Upon adoption of ASU 2016-02 on July 1, 2019, the Company recognized approximately $2.1 million of right of use (“ROU”) assets and approximately $2.1 million of operating lease liabilities and approximately $0.1 million of financing lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 6.73%.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of June 30, 2020, the Company’s operating leases had a weighted average remaining lease term of approximately 1.52 years and the financing lease had a remaining lease term of approximately 2.42 years.

For the years ended June 30, 2020 and 2019, rent expenses for the operating leases were approximately $1.3 million and $1.0 million, respectively. Financing lease costs was approximately $30,000 for the year ended June 30, 2020.

The three-year maturity of the Company’s lease obligations is presented below:

Years ending June 30,	Operating Lease	Financing Lease
2021	$901,513	$51,071
2022	441,918	51,071
2023	64,557	21,280
Total lease payments	1,407,988	123,422
Less: Interest	(79,977)	(9,805)
Present value of lease liabilities	$1,328,011	$113,617

Note 14 – Taxes

Income tax

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiary established in Hong Kong is subject to 16.5% income tax on taxable income generated from operations in Hong Kong. In addition, payments of dividends from the Hong Kong subsidiary to the Company are not subject to any Hong Kong withholding tax. The Company did not generate any revenue from operations in Hong Kong since its inception, and therefore is not subject to any income taxes in Hong Kong.

PRC

Under the Income Tax Laws of the PRC, the Company’s VIE and the subsidiaries of the VIE are subject to income tax at a rate of 25%.

The Company’s income tax expense is as follows:

	For the Years Ended June 30,
	2020	2019	2018
Current
China	$-	$11,803	$298,935
Hong Kong	-	-	-

Deferred
China	227,121	380,302	(150,615)
Hong Kong	(47,672)	-	-
Total income tax expense	$179,449	$392,105	$148,320

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended June 30,
	2020	2019	2018
Income tax rate	25.0%	25.0%	25.0%
Effect of permanent difference	6.0%	7.3%	9.6%
Change in valuation allowance	(35.0)%	(46.8)%	19.5%
Effective tax rate	(4.0)%	(14.5)%	54.1%

Deferred tax assets and liabilities

According to tax regulations, net operating losses can be carried forward to offset operating income for the next five years. Significant components of deferred tax assets were as follows:

	June 30, 2020	June 30, 2019
Deferred tax assets:
Net operating losses	$2,611,874	$2,062,386
Deferred revenues	60,403	56,906
Total deferred tax assets	2,672,277	2,119,292
Valuation allowance	(2,512,557)	(1,772,097)
Deferred tax assets, net	$159,720	$347,195

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

The Company’s NOL resides with different tax reporting entities. Management has provided a 100% allowance for those NOL’s incurred by all its subsidiaries except for Puhui Beijing and Granville because those entities either had historical losses or were in set up stage and thus are not probable to generate adequate taxable income in the next five years. Puhui Beijing’s pre-2019 NOL has been fully utilized or management has provided allowances.

Management believes Puhui Beijing and Granville’s losses incurred this year was mainly as a result of impact from COVID-19 and the Company believes its continuing utilization of its NOL and its internal forecast of future taxable income based on existing products outweighs the negative evidences of a decrease in revenue and net income for the year ended June 30, 2020. The Company re-evaluated the valuation allowance for deferred tax assets by its PRC entity annually, and made any additions or reversals based on the results of its re-evaluation.

The following table summarizes the changes in valuation allowance for deferred tax assets:

	June 30, 2020	June 30, 2019
Beginning balance	$1,772,097	$997,887
Additions	786,404	805,027
Exchange difference	(45,944)	(30,817)
Ending balance	$2,512,557	$1,772,097

Taxes payable consisted of the following:

	June 30, 2020	June 30, 2019
VAT taxes payable	$80,565	$-
Other taxes payable	6,091	10,512
Totals	$86,656	$10,512

Note 15 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2020 and 2019, $130,154 and $267,636 were deposited in banks located in the PRC, respectively. $40,085 and nil of these balances are not covered by insurance as the deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $70,000 (RMB 500,000). The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD $500,000 (approximately $73,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2020 and June 30, 2019, $614,255 and $1,736,989 were deposited in banks located in Hong Kong, respectively. $544,570 and nil of these balances are not covered by insurance.

Customer concentration risk

For the year ended June 30, 2020, three customers accounted for 40.5%, 18.4% and 13.8% of the Company’s revenues. For the year ended June 30, 2019, three customers accounted for 33.7%, 14.3% and 13.6% of the Company’s revenues.

As of June 30, 2020, three customers accounted for approximately 90.6% of the Company’s accounts receivable. As of June 30, 2019, five customers accounted for approximately 86.9% of the Company’s accounts receivable.

Note 16 – Segment reporting

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

The following table presents revenue by major service categories (from third parties and related parties) for years ended June 30, 2020 and 2019, respectively:

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018
Investment advisory	$2,102,109	$3,117,548	$4,000,802
Fund management	77,371	63,086	138,379
Total revenues	$2,179,480	$3,180,634	$4,139,181

All of the Company’s revenue are derived from, and its assets are located in the PRC and Hong Kong.

Note 17 – Related party transaction

Accounts receivables – related party consisted of the following:

	Relationship	June 30, 2020	June 30, 2019
Beijing DongfangPuzhong Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	$42,376	$358,561
Beijing DongfangHenghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	635,638	654,574
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr.Zhe Ji, shareholder of Puhui Beijing	353,132	-
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr. Zhe Ji, shareholder of Puhui Beijing	107,352	-
Total		$1,138,498	$1,013,135

Other receivables – related party consisted of the following:

	Relationship	Nature	June 30, 2020	June 30, 2019
Beijing Sipaike Customer Management Consulting Co., Ltd.*	Under common control of shareholder of Puhui Beijing	Short term cash advance	$1,269,138	$1,647,858
Beijing DongfangHenghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Short term cash advance	15,538	-
Total			$1,284,676	$1,647,858

*	As of June 30, 2020, the Company advanced RMB 8.9 million or approximately $1.3 million to Beijing Sipaike Customer Management Consulting Co., Ltd. The loans are due on demand and bear an interest rate is 0.5% per month. Interest income amounted to approximately $74,000 and $49,000 for the years ended June 30, 2020 and 2019, respectively.

Other payables – related party consisted of the following:

	Relationship	Nature	June 30, 2020	June 30, 2019
Ji Zhe	Shareholder of Puhui Beijing	Advance from shareholder	$483	$-
Beijing Sipaike Customer Management Consulting Co., Ltd.	Shareholder of Puhui Beijing	Advance from shareholder	5,153	-
Beijing Huicai Hengyun Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Advance from shareholder	698	-
Total			$6,334	$-

Revenues – related party consisted of the following:

	Relationship	For the years ended June 30,
		2020	2019	2018
Peng Ji	limited partner of Beijing Puhui Rushun Management Consulting Center Limited Partnership	$-	$112,704	$-
Beijing DongfangHenghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing			649,334
Beijing DongfangPuzhong Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing			355,691
Beijing Synergetic SIFT Asset Management Co. Ltd.	Minority shareholder of Puhui Beijing			170,702
Xinyu Jiji Investment Center (Limited Partnership)	Company’s investee under equity method	15,171	15,559	169,069
Beijing Rululu Consulting Center (Limited Partnership)	Owned by Mr. Zhe Ji, shareholder of Puhui Beijing	107,214	-	-
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr. Zhe Ji, shareholder of Puhui Beijing	402,053		-
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr.Zhe Ji, shareholder of Puhui Beijing	128,657		-
Xinyu Yuanyuan Investment Center (Limited Partnership)	Company’s investee under equity method	44,405		-
Total		$697,500	$128,263	$1,344,796

Note 18 – Equity

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

As of June 30, 2020 and June 30, 2019, no statutory reserve has been attributed by Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries.

As a result of the foregoing restrictions, Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2020 and June 30, 2019, amounts restricted are the net assets of Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries, which amounted to $7,280,340 and $11,808,072, respectively.

Employee Stock Compensation

The Puhui Wealth Investment Management Co., Ltd. 2018 Equity Incentive Plan (“Incentive Plan”) was approved by the board of directors on June 15, 2018 by unanimous written consent. The Incentive Plan, which will be administered by the Compensation Committee of the Company’s Board of Directors, allows for awards up to a maximum of 1,500,000 restricted ordinary shares. Under the Incentive Plan, the Compensation Committee may grant ordinary shares to directors, officers, managers, employees, consultants and advisors of the Company or affiliates; provided, that the Compensation Committee may not grant to any one person in any one calendar year awards for more than 150,000 ordinary share in the aggregate. No shares have been granted as of the date of this report.

Note 19 – Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2020, the Company was not aware of any litigations or lawsuits against them.

Note 20 - Subsequent events

On July 28, 2020, the Company approved to dissolve Beijing Ruchang Management Consulting Co., Ltd. Beijing Ruchang was subsequently dissolved on September 11, 2020.

On August 12, 2020, the Company filed a prospectus on the Form F-3 to offer the securities to register an aggregate value of up to US$66,000,000 of the Company’s securities. The Company filed amendments in September and October 2020 and is pending approval from the SEC.