Form 20-F
period 2021-06-30
Puhui Wealth Investment Management Co., Ltd.
filed 2021-10-29
CIK 1729089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

No.1 Chang An Street, Dong Cheng District

Beijing, PRC 100006

(Address of Principal Executive Offices)

Zhe Ji

Tel: (+86) 10 53605158

Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce Tower

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of October 22, 2021 was 12,657,821 ordinary shares, par value $0.001 per share.

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

Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☒       Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China, all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2021, the cash buying rate announced by the People’s Bank of China was RMB 6.4466 to $1.00.

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

3.A. Selected Financial Data

The following summary of our consolidated statement of operations data for the years ended June 30, 2021, 2020 and 2019, and consolidated balance sheets data as of June 30, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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

	For the Years Ended June 30,
	2021	2020	2019

Total revenues	$2,031,016	$2,179,480	$3,180,634

Operating expenses:
Cost of revenues	(260,358)	(202,637)	(316,718)
Selling expenses	(735,402)	(1,517,968)	(2,005,367)
General and administrative expenses	(4,962,114)	(4,977,537)	(3,427,040)
Total operating expenses	(5,957,874)	(6,698,142)	(5,749,125)

Other income (expenses)
Total other income (expenses), net	(1,202,846)	10,444	(142,306)

(Loss) income before income taxes	(5,129,704)	(4,508,218)	(2,710,797)

Provision for income taxes	(11,065)	179,449	380,302

Net Loss	$(5,118,639)	$(4,687,667)	$(3,102,902)

Less: Net loss attributable to non-controlling interest	(382,839)	(641,719)	(645,716)

Net loss attributable to Puhui Wealth	$(4,735,800)	$(4,045,948)	$(2,457,186)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	11,507,558	10,793,017

EARNINGS PER SHARE
Basic and diluted	(0.41)	(0.35)	(0.23)

The following table presents our summary consolidated balance sheet data as of June 30, 2021 and 2020.

	As of June 30,	As of June 30,
	2021	2020
Current assets	$3,252,478	$5,360,216
Other assets	4,986,092	6,250,135
Total assets	$8,429,465	$12,046,676
Total liabilities	5,169,849	4,766,336
Total shareholders’ equity	$3,259,616	$7,280,340

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

Risks Related to Our Business and Industry

Failure to comply with the PRC regulations and China Securities Regulatory Commission’s regulatory rules may adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Qingdao Puhui, a subsidiary of our VIE, received an Administrative Supervision Decision (“Decision”) from China Securities Regulatory Commission (“CSRC”) Qingdao Branch on September 23, 2021 regarding the following major issues:

(1)	Inadequate management of investor qualifications. Certain investors of certain private equity fund products managed by Qingdao Puhui were not qualified private equity fund investors due to lack of certifications for their assets or income.

(2)	Failure to properly inform investors of the relevant risk factors and follow the regulatory procedures in accepting investors.

(3)	Failure to perform the duty of care and diligence in the management and use of private equity fund assets. Certain private equity fund products were inconsistent with the actual underlying assets.

(4)	Failure to provide necessary documentation for certain actions. The signatures of certain investment decision makers were missing from some investment determination documents.

Pursuant to the Decision, CSRC Qingdao Branch ordered Qingdao Puhui to rectify and submit a written response to CSRC Qingdao Branch prior to October 21, 2021. Currently, there are no administrative penalty, fine or related regulatory measures imposed on Qingdao Puhui. Qingdao Puhui has proactively taken corrective actions and improvement measures to rectify the issues raised in the Decision.

On October 19, 2021, Qingdao Puhui submitted a written response to CSRC Qingdao Branch, explaining and clarifying the issues set forth in the Decision. Based upon advice of local counsel, we do not believe that the Company will be subject to significant administrative penalty, fines or related regulatory measures. See “Legal Proceedings”. However, there can be no assurance that the CSRC will not take a contrary position, and we may be penalized or fined, or our business may be suspended for rectifications, which may have a material adverse effect on our business, financial condition or results of operations.

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

Substantially all of our revenue during the year ended June 30, 2021 was attributable to one-time commissions, recurring service fees and management fees generated through our wealth management product and related services. However, these revenues may not grow at the same rate as they have in the past. In addition, as the provision of our asset management and financial product marketing is at an early stage, we cannot assure you that these businesses will continue to grow or our attempts to further expand our business will be successful.

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

We incurred a net loss of approximately $5.1 million during the year ended June 30, 2021. We had accumulated deficits of approximately $18.3 million, $13.3 million, and $ 9.2 million as of June 30, 2021, 2020 and 2019, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing, our revenue growth may slow, we may fail to generate net income or we may incur additional net losses in the future and may not be able to maintain profitability on an annual basis.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations.

We generated negative cash flow from operating activities of approximately $1.7 million for the year ended June 30, 2021. Although we have been able to maintain adequate working capital primarily through cash from operations, capital contribution from shareholders, borrowing from related parties and proceeds from long term loans, we cannot assure you our business model will allow us to generate positive cash flow, given our substantial expenses in relation to our revenue at this stage of our development. Our inability to collect our fees from product providers in a timely manner, our inability to generate profits from our asset management business, our inability to offset our expenses with adequate revenue and our inability to raise sufficient capital in the future could materially and adversely affect our cash flow, financial condition and results of operations.

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

Our management has assessed the effectiveness of our disclosure controls and procedures as of June 30, 2021. Our management believes that, as of June 30, 2021, our disclosure controls and procedures was not effective based on the fact that we do not have a in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Management anticipates that such disclosure controls and procedures will not be effective until the above material weaknesses are remediated. If our remediation of this material weakness is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares.

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

The impacts of COVID-19 on Puhui’s business, financial condition, and results of operations include, but are not limited to, the following:

●	PHCF temporally closed its offices and implemented work-from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We have reopened our offices in June 2020 as the situation improved in China.

●	Puhui’s customers has been negatively impacted by the outbreak, which reduced their budgets for investment in 2021. As a result, our revenue and profitability have been negatively impacted in the fiscal year 2021 and we expect the result of operations for the fiscal year 2022 to improve compared to fiscal year 2021, but there is no guarantee that our total revenue or profitability will grow or remain at a similar level compared to fiscal year 2021.

●	The economy may worsen if the COVID-19 outbreak continues. Puhui’s product provider may be negatively impacted by the outbreak, however the Company has not seen any significant disruption of its product supply to date.

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

Although our revenues declined during the years ended June 30, 2019, 2020 and 2021,  we have experienced growth in our business and expansion in recent years that has placed, and continues to place, significant strain on our management and resources. Factors relating to our business that may impact our growth   and cause fluctuations include:

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

We currently hold licenses to act as fund managers of private equity products through Qingdao Puhui Zhuoyue Investment Management Co., Ltd. (“Qingdao Puhui”) and private security products through Shanghai Pucai Investment Management Co., Ltd. (“Shanghai Pucai”).   We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. Any violation of CSRC or Asset Management Association of China (“AMAC”) regulation would negatively impact our registration with AMAC. We cannot assure you that we will be able to maintain our qualification to sell private fund products or other regulated fund products.

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

We, from time to time, consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. We may not be able to complete proposed acquisitions. Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Our business is heavily dependent upon our relationship with a number of financial institutions as well as other financial intermediaries and corporate partners in China. For the year ended June 30, 2021, YingKe Innovation Asset Management Co., Ltd., Beijing Rushisan Consulting Center, Beijing Rujiu Consulting Center and Yolanda Management Corporation accounted for 14.8%, 19.1%, 15.1% and 15.7% of the Company’s total revenues, respectively. Beijing Rushilu Consulting Center, Beijing Rujiu Consulting Center are our related parties which are under common control of Mr. Zhe Ji, our CEO. Accordingly, any material deterioration or termination in our relationship with one or more of our institutional or corporate partners could have a material adverse effect on our business, financial condition and prospects.

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

As of September 30, 2021, Mr. Zhe Ji beneficially owns an aggregate of approximately 48.2% of our issued and outstanding ordinary shares   (excluding the issuance of any shares under our 2018 Equity Incentive Plan).  As a result of Mr. Ji substantial shareholding, Mr. Ji has a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ji may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the 1940 Act, because our primary business is asset management services.

An entity will generally be deemed an “investment company” for purposes of the 1940 Act if: (a) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (b) absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are engaged primarily in the business of marketing third party and self-developed financial products and providing asset management services, and not in the business of investing, reinvesting or trading in securities. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We recently restructured certain of our assets and currently none of our subsidiaries holds investment securities having a value exceeding 40% of the value of its total assets. As such, we believe that none of our consolidated entities is an investment company under the Investment Company Act.

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

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the VIE structure for operating certain of our business in China do not comply with PRC regulatory restrictions on foreign investment in the relevant industries or other laws or regulations of the PRC, or if these regulations or the interpretation of existing regulations on the VIE structure change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which may therefore materially reduce the value of our ordinary shares.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct substantial operations through our subsidiary and variable interest entity (“VIE”) in China. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. Our Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of our VIE in China.

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

Part of our business includes conducting market surveys, which is categorized as restricted to foreign investment under Negative List. The Measures for the Administration of Foreign-Related Investigation, promulgated by the National Bureau of Statistics on July 19, 2004, states that foreign-invested entities cannot conduct market survey unless a license has been granted by the relevant authority. The license application is subject to stringent requirements and is ultimately subject to the discretion of the relevant authority. Because Rucong is unable to obtain such license, we conduct such activities through our variable interest entity Puhui Wealth Investment Management (Beijing) Co. Ltd (“Puhui Beijing”), or VIE, which, as a domestic PRC company, is not required to obtain such license for market survey under current PRC laws.

Our contractual arrangements with Puhui Beijing and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Puhui Beijing; (2) receive substantially 90.2077% of the economic benefits from Puhui Beijing in consideration for the services provided by Puhui Beijing; and (3) have an exclusive option to purchase most or part of the equity interests in Puhui Beijing when and to the extent permitted by PRC law, or request any existing shareholder of Puhui Beijing to transfer any or part of the equity interest in Puhui Beijing to another PRC person or entity designated by Beijing Rucong Enterprise Management and Advisory Co., Ltd. (“Rucong,” “WFOE” or “PRC subsidiary”) at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Puhui Beijing and hence treat each of Puhui Beijing’s subsidiary as our VIE, and consolidate Puhui Beijing and its subsidiaries’ results of operations into ours.

We believe that our corporate structure and contractual arrangements do not violate the text of the current applicable PRC laws and regulations. Our PRC legal counsel, Hengdu Law Firm, based on its understanding of the relevant laws and regulations, believes that each of the agreements among our wholly-owned PRC subsidiary, our consolidated VIE and its shareholders is valid, binding and enforceable in accordance with its terms. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the relevant regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE, which conducts our substantial operations, holds significant assets and accounts for significant revenue, and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including, without limitation:

●	revoking our business and operating licenses;

●	shutting down our services;

●	discontinuing or restricting our operations;

●	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which we or our PRC subsidiary and consolidated entities may not be able to comply;

●	requiring us or our PRC subsidiary and consolidated entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from the initial public offering completed in December 2018 or other financing activities of foreign investors to finance the business and operations of our VIE, Puhui Beijing, and its subsidiaries; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements.  Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our consolidated entities in our consolidated financial statements, if the PRC government authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of Puhui Beijing or our right to receive its economic benefits, we would no longer be able to consolidate the financial results of Puhui Beijing and its subsidiaries in our consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), which may cause the value of our securities to significantly decline or even become worthless. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiary in China or our consolidated VIE.

Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law which does not explicitly classify whether VIE that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors.

The VIE structure has been adopted by many Chinese-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. On March 15, 2019, the National People’s Congress, China’s national legislative body (the “NPC”) approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of the Foreign Investment Law, which came into effect on January 1, 2020. Since they are relatively new, uncertainties exist in relation to their interpretation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements being viewed as a form of foreign investment. Therefore, there can be no assurance that our control over our consolidated VIE through contractual arrangements will not be deemed as foreign investment in the future.

According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for market access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Negative List. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. Pursuant to the Negative List, part of our business includes conducting market surveys, which is categorized as restricted to foreign investment under Negative List. However, since the Negative List has been adjusted and updated almost on an annual basis in the recent years, we cannot assure you that the aforementioned business will continuously be beyond the “prohibited” category. If our control over our consolidated VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our consolidated VIE is “restricted” or “prohibited” from foreign investment under the “Negative List” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our consolidated VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation and the market price of our ordinary shares.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations and the market price of our ordinary shares.

We conduct a significant portion of our operations through our VIE, which is established in China, and we rely on contractual arrangements with our consolidated VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

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

For fiscal years 2021 and 2020, Puhui Beijing and its subsidiaries and branches contributed 100% and 100% of our total net revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Puhui Beijing and its subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Puhui Beijing and its subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

All of these contractual arrangements are governed by PRC law. Accordingly, these agreements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over our consolidated VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

The shareholders of our VIE may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

The interests of the shareholders of our consolidated VIE in their capacities as such shareholders may differ from the interests of our company as a whole, as what is in the best interests of our consolidated VIE, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement to the extent that such funding is permitted under PRC laws, may not be in our best interests. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in our best interests of or that any conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause our consolidated VIE and its subsidiaries to breach or refuse to renew the existing contractual arrangements with us.

We have designated individuals who are PRC nationals to be the shareholders of Puhui Beijing. These individuals may have conflicts of interest with us. Puhui Beijing is approximately 53.6764 % beneficially owned by Mr. Zhe Ji, our chairman of the board of directors and chief executive officer. Conflicts of interest may arise between the roles of Mr. Zhe Ji as shareholder, director and officer of our company and as shareholder, director and officer of our VIE. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. On the other hand, PRC laws also provide that a director or an executive officer owes a fiduciary duty to the company he or she directs or manages. We cannot assure you that when conflicts arise, shareholders of our VIE will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIE to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the Participating Shareholders of Puhui Beijing may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Puhui Beijing, Puhui Beijing shareholders pledged their equity interests in Puhui Beijing to Rucong to secure Puhui Beijing’s performance of the obligations and indebtedness under the Technical Consultation and Service Agreement and the Business Cooperation Agreement. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Market Regulation, or the SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may seek payments from the proceeds of the auction or sell-off of the pledged equity. If Puhui Beijing fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledger to sell the equity interests in Puhui Beijing, as applicable, in an auction or private sale and remit repayment from the proceeds to our subsidiary in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive Equity Option Agreements with the Puhui Beijing Shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive Equity Option Agreements.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiary was stated as the pledger’s portion of the registered capital of the VIE. The equity pledge agreements with the shareholders of our VIE provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities of our VIE under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the applicable VIE. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIE and its subsidiaries for the benefit of us or our PRC subsidiary, although our VIE grant our PRC subsidiary options to purchase the assets of our VIE and their equity interests in its subsidiaries under the exclusive Equity Option Agreements.

Any failure by the other shareholders of our VIE to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the other shareholders of our VIE fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the other shareholders of our VIE refuse to transfer their shares of our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders’ shares of our VIE, our ability to exercise shareholders’ rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE’s financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

PRC government may impose more restrictions or regulations on those China-based companies listing offshore

As at the date hereof, our PRC subsidiary and VIE have not received any notice or other official document regarding permission or denial of permission to list on U.S. exchanges from Chinese authorities,   as PRC laws and regulations are generally silent on whether overseas listing through offshore shell entities is subject to any approval or review by the China Securities Regulatory Commission or other governmental authority. However, recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which was made available to the public on July 6, 2021. The Opinions emphasize the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision and regulations over overseas listings by China-based companies. Effective legal measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listing companies, cybersecurity and data privacy protection requirements and other related matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Furthermore, recently, several PRC operating entities intending to raise capital overseas through offshore shell entities have been subject to government-led cybersecurity review, which also indicates the strong tendency to impose more restrictions or regulations by the PRC government on those China-based companies raising capital offshore.

In addition, with respect to our VIE arrangement, we continue to face uncertainty about future actions by the government of China that could significantly affect the enforceability of the VIE agreements entered into by our PRC subsidiary and VIEs.

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

If the shareholders of our VIE were to attempt to voluntarily liquidate our VIE without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIE to transfer 90.2077% of its equity ownership interests to a PRC entity or individual designated by us in accordance with the Equity Option Agreements with the shareholders of our VIE. In addition, under the Equity Pledge Agreement signed by Puhui Beijing and its Participating Shareholders and according to the PRC Civil Code, the shareholders of Puhui Beijing do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of Puhui Beijing without our consent. In the event that the shareholders of our VIE initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

Our contractual arrangements with our VIE may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our VIE, its Participating Shareholders and us, we are effectively subject to the PRC value-added tax at rate from 3% to  6%  and related surcharges on revenues generated by our subsidiary from our contractual arrangements with our VIE. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIE were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIE and any of its subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIE’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

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

Our PRC subsidiary and VIEs are subject to various PRC laws and regulations generally applicable to companies in China. The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China.

As relevant laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law（the “Opinions”）, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and state security, cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration/filing with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, and we cannot assure you that the required governmental approval or registration can be obtained or completed in time when such capital needs arise, or at all. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Any loans by us to our PRC subsidiary or consolidated entities are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiary or consolidated entities to finance their activities cannot exceed statutory limits and relevant loan agreements must be filed with the local counterpart of the SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions must be  registered with SAMR or its local counterpart.

On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities using RMB registered capital converted from foreign currencies.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or filing on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or consolidated entities or with respect to future capital contributions by us to our PRC subsidiary. Our failure to complete such registrations or filings may negatively affect our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund operations of our PRC operating entity, Puhui Beijing, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an exempted company incorporated in the Cayman Islands with limited liability structured as a holding company. We may need dividends and other distributions on equity from our PRC subsidiary to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits after all losses of such PRC subsidiary have been made up, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its accumulated profits to fund the statutory common reserves each year until the total amount of the statutory common reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiary to distribute dividends or to make payments to us may restrict our ability to satisfy our liquidity requirements.

In addition, the PRC Laws on the Income Tax, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Some PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions in China established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM approval shall be obtained if an equity transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion (US$1.4 billion) and at least two of these operators each had a turnover of more than RMB400.0 million (US$57.6 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion (US$0.3 billion), and at least two of these operators each had a turnover of more than RMB400.0 million (US$57.6 million) within China) must be cleared by the MOFCOM before they can be completed.

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

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our future business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

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

If our PRC subsidiary and consolidated entities plan to engage in promoting or distributing wealth management plans through the Internet, or allow our clients to purchase wealth management products on any of our websites, such business might be deemed as a value-added telecommunications service and call for approvals from relevant authorities. The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. We do not believe that we or any of our respective subsidiaries outside of China would be a PRC resident enterprise as of June 30, 2021. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises. Furthermore, non-PRC resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

If we were required under the EIT Law to withhold such PRC income tax, your investment in our ordinary shares may be materially and adversely affected.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by a non-PRC company.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share exchange transactions and private transfer of shares, including private transfer of public shares, in our company by non-resident investors. On February 3, 2015, the State Taxation Administration (“SAT”) issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer. SAT Notice No. 7 was partly superseded by the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Announcement 37 and the Decision of the State Administration of Taxation on Promulgation of the Catalog of Invalid or Repealed Departmental Rules and Regulatory Documents of Tax Authorities. SAT Notice No. 7 introduces a new tax regime and extends the SAT’s tax jurisdiction to capture not only the direct transfer but also transactions involving indirect transfer of (i) real properties in China and (ii) equity interests in the entities situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly. SAT Announcement 37 also clarifies some other implementing matters on issues relating to withholding at source of income tax of non-resident enterprises.

The PRC tax authorities have discretion under the SAT Announcement 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Announcement 37, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective on January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective on September 18, 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011, as amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

Risks Related to Our Securities

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

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal courts have concurrent jurisdiction. We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit our shareholders' ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

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

Our obligations under the convertible debenture will be unsecured and will be subordinated.

On August 18, 2021, Puhui Cayman entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”), pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Subordinated Debenture (the “Convertible Debenture”) in the principal amount of $2,750,000 with an original issue discount of 10% (the “Transaction”). On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor.

Our obligations under the Convertible Debenture are unsecured. Our obligations under the Convertible Debenture, with respect to priority of payment, will be subordinated to our existing and future indebtedness. This means that we may not make any payments of principal or interest on the Convertible Debenture if we default on a payment on our senior indebtedness. As of June 30, 2021, our total consolidated indebtedness was approximately $ 5.2 million. After the effectiveness of the offering of the Convertible Debenture and the application of the net proceeds therefrom, on June 30, 2021, the face value of our indebtedness would have totaled approximately $ 6.4 million.

If a bankruptcy, liquidation, dissolution, reorganization or similar proceeding occurs with respect to us, then the holders of any of our secured indebtedness may proceed directly against the assets securing that indebtedness. Accordingly, those assets will not be available to satisfy any outstanding amounts under our unsecured indebtedness, including the Convertible Debenture, unless the secured indebtedness is first paid in full. The remaining assets, if any, would then be allocated pro rata among the holders of our senior, unsecured indebtedness, including the Convertible Debenture. There may be insufficient assets to pay all amounts then due.

If a bankruptcy, liquidation, dissolution, reorganization or similar proceeding occurs with respect to any of our subsidiaries, then we, as a direct or indirect common equity owner of that subsidiary (and, accordingly, holders of our indebtedness, including the debenture), will be subject to the prior claims of that subsidiary’s creditors, including trade creditors and preferred equity holders. We may never receive any amounts from that subsidiary to satisfy amounts due under the Convertible Debenture e.

The Convertible Debenture will not be guaranteed by any of our subsidiaries and will be structurally subordinated to the debt and other liabilities of our subsidiaries, which means that creditors of our subsidiaries will be paid from their assets before holders of the debentures would have any claims to those assets.

We conduct substantially all of our operations through, and substantially all of our consolidated assets are held by, our VIEs; however, the Convertible Debenture will be obligations exclusively of ours and will not be guaranteed by any of our PRC subsidiary or VIEs. None of our PRC subsidiary or VIEs has guaranteed or otherwise become obligated with respect to the Convertible Debenture. Furthermore, none of our PRC subsidiary or VIEs is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our PRC subsidiary or VIEs and various business considerations. Statutory, contractual or other restrictions may also limit our PRC subsidiary or VIEs’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our PRC subsidiary or VIEs to make payments on the Convertible Debenture.

You may experience future dilution as a result of future equity offerings and other issuances of our ordinary shares or other securities. In addition, the Convertible Debenture and any future equity offerings and other issuances of the debenture or other securities may adversely affect our share price.

In order to raise additional capital, we may in the future offer additional ordinary shares or other securities convertible into or exchangeable for our ordinary shares at prices that may not be the same as the conversion price per share for the Convertible Debenture. We may not be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the conversion price per share paid by investors of the Convertible Debenture. The price per share at which we sell additional ordinary shares or securities convertible into ordinary shares in future transactions may be higher or lower than the price per share in this offering.

In addition, we issued to the placement agent a five year warrant to purchase up to 41,667 ordinary shares at an exercise price of $3.60 (“Placement Agent Warrant”). We have registered the debenture, Placement Agent Warrant and the ordinary shares underlying such warrant on Form F-3 effective on November 10, 2020. You will incur dilution upon exercise of any outstanding share options or warrants. The sale of shares underlying the Convertible Debenture and Placement Agent Warrant and any future sales of a substantial number of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the price of our ordinary shares. We cannot predict the effect, if any, that market sales of those ordinary shares or the availability of those ordinary shares for sale will have on the market price of our ordinary shares.

Provisions in the indenture could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the indenture could make a third party attempt to acquire us more difficult or expensive. For example,  the Convertible Debenture may not be converted if, as a result of the conversion, the holder and its affiliates would beneficially own in excess of 4.99% of the our ordinary shares, which may be increased to up to 9.99% of the ordinary shares by such holders upon notice to the Company. In addition, if a takeover constitutes a make-whole fundamental change, then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Convertible Debenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management.

ITEM 4.	INFORMATION ON THE COMPANY

History and Development of the Company

We operate in China through Puhui Beijing, formed on September 24, 2013 under the PRC laws. We incorporated Puhui Wealth Investment Management Co., Ltd.  (“Puhui Cayman” or the “Company”) under the laws of the Cayman Islands as our offshore holding company on November 30, 2017. Puhui Cayman owns 100% of the equity interest in PCZ Limited (“Puhui BVI”), a company formed under the laws of the British Virgin Islands on December 6, 2017. Through Puhui BVI, we indirectly own 100% of the equity interest in HZF (HK) Limited (“Puhui HK”), a Hong Kong company established on December 18, 2017. Rucong, a wholly owned PRC subsidiary of Puhui HK established on January 30, 2018, entered into a series of agreements with Puhui Beijing and the majority of Puhui Beijing’s shareholders, through which we effectively control 90.21% of Puhui Beijing and derive 90.21% of the economic interest from Puhui Beijing. As consideration for entry into such agreements, such shareholders of Puhui Beijing received an aggregate of 10,000,000 ordinary shares of our company.

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

On January 30, 2018, Puhui Cayman completed a reorganization of entities under common control of its five shareholders, who collectively owned a majority of the equity interests of Puhui Cayman prior to the reorganization. Puhui Cayman, Puhui BVI, and Puhui HK were established as the holding companies of WFOE. WFOE is the primary beneficiary of Puhui Beijing and its subsidiaries, and all of these entities included in Puhui Cayman are under common control which results in the consolidation of Puhui Beijing and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Puhui Cayman.

On December 3, 2019, Puhui Cayman acquired 100% of the shares of Granville Financial Services Company Limited (“Granvill”) for HK$29,390,000, approximately $3.8 million. The purpose of the acquisition of Granville is to expand the Company’s operation outside Mainland China and take advantage of financial qualifications and licenses to broaden the Company’s existing product portfolio. As of October 20, 2021, the Company paid approximately $3.4 million and approximately $0.4 million in acquisition payable is still outstanding.

On August 18, 2021, Puhui Cayman entered into a Securities Purchase Agreement with certain Investor, pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Debenture in the principal amount of $2,750,000 with an original issue discount of 10%. On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor. The Convertible Debenture bears interest at the rate of 8.00% per year from the date of original issuance and matures on February 20, 2022.

On August 20, 2021, pursuant to a supplement agreement (the “Supplement Agreement”) by and between the Company and Joseph Stone Capital, LLC (the “Placement Agent”), the Company paid the Placement Agent a commission of $143,750, a management fee of $12,500 and issued to the Placement Agent a five-year warrant to purchase up to 41,667 ordinary shares at an exercise price of $3.60 (“Placement Agent Warrant”) in connection with the Transaction. In addition, the Company reimbursed the Placement Agent $50,000 for one-time non-accountable expenses and actual out-of-pocket expenses of $20,000. The Convertible Debenture, Placement Agent Warrant and the underlying Ordinary Shares were registered under the Company’s Registration Statement on Form F-3 (File No. 333-245003) as filed with SEC on August 12, 2020 and declared effective by the SEC on November 10, 2020 and the Prospectus Supplement filed with the SEC under Rule 424(b)(3) on August 20, 2021.

As of October 26, 2021, 1,150,463 shares were issued for a partial conversion of $1,894,206 principal amount of the Convertible Debenture with an average conversion price of approximately $1.65.

On June 28, 2021 and July 1, 2021, Beijing Fenghui and Beijing Lingsheng were dissolved and completed the deregistration, respectively, with their respective local State Administration for Market Regulation.

On October 10, 2020, January 14, 2021 and September 11, 2021, Shanghai Shengshi, Beijing Puhui Shanying Management Consulting Co., Ltd. and Beijing Ruchang, were dissolved and completed the deregistration, respectively, with their respective local State Administration for Market Regulation,

Puhui Wealth Investment Management Co., Ltd. is a Cayman Islands holding company that conducts its business in China through its subsidiary and variable interest entity, Puhui Beijing. We may rely on dividends from our wholly foreign-owned subsidiary in China for our cash requirements.

We listed our ordinary shares on the Nasdaq Capital Market under the symbol “PHCF” and completed an initial public offering of 1,507,558 ordinary shares on December 27, 2018 (“IPO”), raising over US$9 million before expenses and underwriting commissions payable by us.

Our principal executive offices are located at Room 801 and 802, 8th Floor, W1 Office Building, Oriental Commerce TowerNo.1 Chang An Street, Dong Cheng District, Beijing, PRC 100006.Our telephone number at this address is (+86) 10 53605158. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KYI-1104.

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

Capital Expenditures

We incurred capital expenditures of approximately $nil, $288,000, and $160,000 for the years ended June 30, 2021, 2020 and 2019, respectively, primarily purchase of equipment and leasehold improvements.

We expect that our capital expenditures in fiscal year 2022 will be incurred primarily in connection with office equipment and the remaining balance on our acquisition.

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

From June 2016 to October 2016, Finup underwent a reorganization, pursuant to which Finup entered into various equity transfer agreements with the shareholders of Puhui Beijing pursuant to which such shareholders acquired all of Finup’s interests in Puhui Beijing. Consequently, following the registration of Puhui Beijing’s shareholders with the SAMR on November 16, 2016, Finup’s ownership of Puhui Beijing terminated. One of Puhui Beijing’s five shareholders, Shanghai Fengsui, subsequently sold its ownership to Puhui Beijing’s majority shareholder, Beijing Dongfang Henghui, an affiliate of Mr. Zhe Ji, our Chief Executive Officer and Chairman.

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

Below is a table describing the four operating funds for which we currently serve or has served as manager or general partner.

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

As of October 30, 2021, the Company paid approximately $3.4 million and approximately $0.4 million in acquisition payable is still outstanding.

Our Competitive Strengths

We believe the following competitive strengths have contributed to, and will contribute to, our recent and ongoing growth:

Extensive and Targeted Coverage of China’s High-Net-Worth Population

We specifically serve two types of clients with particular amount of investable assets:

●	high-net-worth individuals who have investable assets of RMB3 million to 15 million (approximately US$0.4 million to $2.2 million); and

●	small and midsize enterprises (“SMEs”) with investable assets of RMB5 million 5 to 20 million (approximately US$0.7 million to $2.9 million).

We craft our business and expansion strategies carefully and target only these clients because we believe a higher growth rate could be achieved in this sector. We have established an extensive coverage network consisting of over 17 sales people and five offices strategically located in Shanghai, Beijing, Qingdao, Suzhou and Hong Kong. Our plan is to extend the geographic reach of our network to target China’s most economically developed regions where the high-net-worth population is concentrated. We intend to conduct extensive due diligence and market research before entering into new markets in order to enable us to establish new client centers.

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

Loyal Client Base

We believe that we have a reputable brand image in the markets in which we operate. As a growing independent wealth management service provider, we maintain a sizable client base, consisting of 138 clients as of June 30, 2021, 54 of which have purchased products that we market more than once. We expect our growing loyal client base to continue to grow, as we attempt to capitalize on the opportunities generated by the rapid growth of China’s high-net-worth population.

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

Our Clients

We define our addressable high-net-worth markets as two categories of clients: (i) high-net-worth individuals who have investable assets of RMB3 million to 15 million (approximately US$0.4 million to $2.2 million) and (ii) SMEs with investable assets of RMB5 million to 20 million (approximately US$0.7 million to $3.0 million). Our primary business is introducing wealth management products to high-net-worth individual and corporate clients, which contributed approximately 100%, 100%, 91% of our revenues for the year ended June 30, 2021, 2020 and 2019.

Our client base has been expanding rapidly. We had 138 clients as of June 30, 2021, of which 54 were repeating clients who have invested with us in more than one product.

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

SMEs, from our perspective, are entities with investable assets of RMB5 million to 20 million (US$0.73 million to 2.93 million). As SMEs in China have an increasing need to manage their cash assets, they become increasingly interested in wealth management services. We employ a client due diligence and registration process for our enterprise clients, which is similar to that for our individual clients. The number of our enterprise clients increased from 9 to 10 from June 30, 2020 to June 30, 2021.   Our corporate clients purchased RMB 3,000,000 (approximately US$0.5 million) worth of wealth management products through us as of June 30, 2021.

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

The diagram below shows our standard product selection procedure:

Our Product Portfolio

The financial products that we market to our clients currently consist of 26 financial products, of which 5 are self-developed and 21 are issued by third-party institutions. All products are designed or selected to cater to the needs of high-net-worth individuals and SMEs.

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

Since October 2016, we have marketed over RMB 1,313,719,124 (approximately US$203.4 million) worth of wealth management products to our clients in aggregate . For the fiscal year ended June 30, 2021, YingKe Innovation Asset Management Co., Ltd ., Beijing Rushisan Consulting Center, Beijing Rujiu Consulting Center and Yolanda Management Corporation  accounted for 14.8%, 19.1%, 15.1% and 15.7% of the Company’s revenues, respectively. Beijing Rushilu Consulting Center, Beijing Rujiu Consulting Center are our related parties which are under common control of Mr. Zhe Ji, our CEO.

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

Our Coverage Network

As of June 30, 2021, our coverage network consisted of approximately 13 relationship managers and 5 offices located in Shanghai, Beijing, Suzhou, Qingdao and Hong Kong, respectively. Our strategy is to open additional branch offices at locations with concentrated high-net-worth populations and active private sectors. Each of our offices is equipped with meeting rooms and other standard facilities, and staffed with relationship managers dedicated to serving high-net-worth individual clients. We also staff each of our offices with relationship managers focused on serving corporate clients located in the relevant city or its vicinities.

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

Competition

While the wealth management services industry in China is growing rapidly, it is still at an early stage of development and is highly fragmented. We operate in an increasingly competitive environment and compete for clients on the basis of various factors, including fund management, product choice, reputation and brand recognition. Our principal competitors include:

●

Management institutions of privately-raised investment funds. As of June 30, 2021, there were more than 24,400 management institutions of privately-raised investment funds registered with Asset Management Association of China, for a total of approximately RMB 17.89 trillion assets under management. We believe that we can compete effectively due to our loyal client base and trusted investment expertise.

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

Employees

As of September 30, 2021, we had 40 full-time employees. None of our employees are represented by unions. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of September 30, 2021.

Function	Number of Employees	% of Total
Management and administrative	8	20%
Operations	3	7%
Product development	4	10%
Sales and marketing	17	43%
Finance and legal	8	20%
Total	40	100%

We reduced the number of our employees to 40 people. The reduction was mainly in our sales and marketing department due to the impact of COVID-19. We were not able to conduct as many sales meetings as before the pandemic. As our business continues to recover from the pandemic, we will hire more employees for our sales and marketing department.

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

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of the date of this annual report, we owned 26 registered trademarks, 2 software copyrights and 2 registered domain names.

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

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings other than a Decision from CSRC Qingdao Branch on September 23, 2021 against Qingdao Puhui regarding the following major issues:

(1)	Inadequate management of investor qualifications. Certain investors of certain private equity fund products managed by Qingdao Puhui were not qualified private equity fund investors due to lack of certifications for their assets or income.

(2)	Failure to properly inform investors of the relevant risk factors and follow the regulatory procedures in accepting investors.

(3)	Failure to perform the duty of care and diligence in the management and use of private equity fund assets. Certain private equity fund products were inconsistent with the actual underlying assets.

(4)	Failure to provide necessary documentation for certain actions. The signatures of certain investment decision makers were missing from some investment determination documents.

Pursuant to the Decision, CSRC Qingdao Branch ordered Qingdao Puhui to rectify and submit a written response to CSRC Qingdao Branch prior to October 21, 2021. Currently, there are no administrative penalty, fine or related regulatory measures imposed on Qingdao Puhui. Qingdao Puhui has proactively taken corrective actions and improvement measures to rectify the issues raised in the Decision.

On October 19, 2021, Qingdao Puhui submitted a written response to CSRC Qingdao Branch, explaining and clarifying the issues set forth in the Decision. Based upon advice of local counsel, we do not believe that the Company will be subject to significant administrative penalty, fines or related regulatory measures. See “Legal Proceedings”. However, there can be no assurance that the CSRC will not take a contrary position, and we may be penalized or fined, or our business may be suspended for rectifications, which may have a material adverse effect on our business, financial condition or results of operations.

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

Asset Management Plans by Fund Management Companies. On September 26, 2012, the CSRC promulgated the Pilot Measures for Asset Management Services Provided by Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012 and was invalidated by the Administrative Measures on Private Offering Asset Management Business of Securities and Futures Business Organizations on October 22, 2018.  These Pilot Measures apply to activities whereby a fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, with a custodian institution acting as the asset custodian, and makes investments with the entrusted assets. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing instruments, asset-backed securities, commodity futures and other financial derivatives; (ii) equity interests, creditor’s rights and other property rights not transferred through a stock exchange; and (iii) other assets approved by the CSRC. A specific asset management plan with investment in any assets specified in subparagraphs (ii) or (iii) above is defined as a special asset management plan. In addition, a fund management company shall conduct special asset management plan business only through its subsidiary but not by itself. An asset manager can provide the client-specific asset management plans to a single client or to multiple clients. As for asset management plans for multiple clients, the investment amount of each entrusting client shall be no less than RMB1.0 million (US$0.2 million), and the number of the clients whose investment is less than RMB3.0 million (US$0.5 million) is limited to 200, while the number of the clients whose investment is more than RMB3.0 million (US$0.5 million) is not limited. In addition, the initial total assets entrusted by the clients under an asset management plan for multiple clients shall be no less than RMB30.0 million (US$4.9 million) and no more than RMB5.0 billion (US$0.8 billion), unless otherwise provided by the CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified to sell funds. Asset management plans are among the third-party products that we introduce to our clients. Our clients purchase the asset management plans directly from the funds management companies based on our advice. As we are solely a service provider to third-party product providers and our revenues are generated from commissions and recurring fees that we charge the funds management companies for our services, we do not own or hold title to the asset management plans. We do not directly sell the asset management plans to our client or process the transactions for our clients. We also do not sign the sales contracts or enter into any written documents with our clients. Therefore, we believe that we are not engaged in the direct sale of the asset management plans sponsored by fund management companies. However, due to the lack of clear and consistent regulatory framework for the sale of asset management plans, we cannot assure you that the relevant PRC government authority, including the CSRC, will agree with our interpretation of sales of asset management plans under the relevant rules. If they have different interpretation of the relevant rules and as a result the provisions of consulting services or similar services with respect to sale of asset management plans are deemed as sale of asset management plans and we do not hold the license, the CSRC or other government authorities in China may prohibit fund management companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to asset management plans or cease to provide services relating to asset management plans, and as a result, our business, results of operations and prospects would be adversely affected. See “Risk Factors — Risks Related to Our Business and Industry” - We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in China.

Asset Management Plans by Securities Companies. On October 18, 2012, the CSRC promulgated Administrative Measures for Client Asset Management Business of Securities Companies, or the Administrative Measures, which now has been invalidated by the Administrative Measures on Private Offering Asset Management Business of Securities and Futures Business Organizations on October 22, 2018,  and also two detailed rules to implement the Administrative Measures,  i.e. the Implementation Rules of Collective Asset Management Plans of Securities Companies, or the Collective Plan Rules, and the Implementation Rules of Designed Asset Management Plans of Securities Companies, which became effective on the same date. On June 26, 2013, the CSRC promulgated the amendment to the Administrative Measures and the Collective Plan Rules, which came into effect on the same date. According to the Administrative Measures and the Collective Plan Rules, securities companies that obtain the required qualification may engage in collective asset management business for multiple clients. Collective asset management plans may invest in (i) stocks, bonds, stock index futures, commodity futures and other products tradable on stock and futures exchanges; (ii) central bank bills, short-term financing bills, mid-term notes and other products tradable on interbank market, (iii) securities investment funds, designed asset management plans of securities companies, wealth management plans of commercial banks, collective fund trust plans and other financial products approved by the competent regulators; and (iv) other investment products approved by CSRC. A collective asset management plan shall meet the following requirements: (i) the total amount of raised funds shall initially be no less than RMB30.0 million (US$4.9 million) and not exceed RMB5.0 billion (US$0.8 billion), (ii) the investment amount of each qualified investor shall not be less than RMB1.0 million (US$0.2 million), and (iii) the total number of qualified investors shall be no less than 2 and not exceed 200. A qualified investor is defined as an entity or individual that is capable of appropriately identifying risks and bearing the risks of the collective asset management plan, and that satisfies any of the following conditions: (i) the total personal or household financial assets shall be no less than RMB1.0 million (US$0.2 million), applicable if the qualified investor is a natural person, or (ii) the net assets shall be no less than RMB10.0 million (US$1.6 million), applicable if the qualified investor is a company, enterprise or institution. A securities company shall put the assets within a collective asset management plan under the custody of an asset custodian with fund custody business qualification. A securities company may either promote collective asset management plans by itself or through other securities companies, commercial banks or other institutions recognized by the CSRC. We distribute asset management plans for securities companies and fund management companies and those companies are required to obtain a license to sell asset management plans. Although we believe such license is not required for our distribution and sourcing of these asset management plans as we do not directly sell asset management plans to and do not enter into the agreements with our clients who invest in these asset management plans, due to the lack of a unified regulatory framework governing the distribution or management of wealth management products thus far, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant rules governing asset management plans. Also see “Risk Factors — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.”

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

On October 22, 2018, the CSRC promulgated Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures. The Asset Management Administration Measures replaced former administration measures on assets management business of fund companies, securities companies and futures companies, namely the Pilot Measures and the Administrative Measures. The Asset Management Administration Measures have made some minor adjustments on the assets available to be invested by the asset management plans.

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

Regulations on Foreign Investment

The PRC Foreign Investment Law

The Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Country Investment Law in January 2015 aiming, upon its enactment, to replace the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments.

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

Pursuant to the Foreign Investment Law, foreign investment shall be subject to the negative list management system. The “negative list”, which is issued or approved by the State Council, specifies the special management measures for the access of foreign investments in specific areas. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, stop its investment activities, dispose of its equity interests or assets in the target companies, and forfeit its income. In addition, if a foreign investor is found to invest in any restricted industry in the “negative list”, the relevant competent department shall require the foreign investor to take the measures to correct itself. The Foreign Investment Law has a catch-all provision under the definition of “foreign investment” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it is uncertain whether any interpretation and implementation of the Foreign Investment Law or new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If any laws or regulations relating to variable interest entity structures are issued and an updated “negative list” mandates further actions, such as market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. In June 2017, MOFCOM and the NDRC promulgated the Catalog (2017 Revision), which became effective in July 2017 and was amended in June 2018. In June 2018, the Guidance Catalog of Industries for Foreign Investment (2017 Revision) was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version). In June 2019, the 2018 version was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version), and further in December 10, 2020 , the 2019 version was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version). Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the currently effective Negative List, market survey, a business activity that we currently engage in through our VIE, is restricted for foreign investment. As market survey may be constantly involved during our development and expansion, we may continue this business activity through contractual arrangements with our consolidated subsidiary, Puhui Beijing.

We plan to engage in the direct sales of private fund products. While the distribution of private fund is not explicitly categorized as restricted to foreign investment, a qualification is required for the direct sales of private fund by private fund management companies. In practice, such qualification may unavailable to foreign invested enterprises or their subsidiaries. In order to conduct our direct sales services in the future, we have entered into contractual arrangements through WFOE, our PRC subsidiary, with Puhui Beijing, our PRC variable interest entity. In March 31, 2017, Qingdao Puhui has completed the private fund manager registration and filing of private funds under our management with AMAC, and in February 22, 2017, Shanghai Pucai has completed the private fund manager registration and filing of private funds under our management with AMAC. Accordingly, we plan to start the private fund business and other regulated fund products through Qingdao Puhui and Shanghai Pucai in the near future. Similarly, although asset management services are not prohibited or restricted from foreign investments, PRC authorities are more accustomed to dealing with domestic PRC fund managers without foreign investment. As a result, we conduct our asset management services through our VIE to ensure smooth operations.

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008 and amended the PRC Enterprise Income Tax Law on February 24, 2017 and December 29, 2018, respectively. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008 and was amended on April 23, 2019. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. On October 17, 2017, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which became effective on December 12, 2017. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

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

We do not believe Puhui Wealth Investment Management Co., Ltd. or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended June 30, 2021, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed as a PRC resident enterprise for enterprise income tax purposes. In the event that we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiary would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Risk Factors — Risks Related to Doing Business in China — The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC VAT and Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Value-Added Tax (the “VAT Regulation”), which was enacted on December 13, 1993 and was amended on November 10, 2008, February 6, 2016 and November 19, 2017, respectively, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity.

Pursuant to the PRC Provisional Regulations on Business Tax which is now invalid, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. A value-added tax, or VAT, rate of 6% applies to revenue derived from the provision of some modern services.

On December 12, 2013, the Ministry of Finance and State Administration of Taxation issued Notice of the Ministry of Finance and the State Administration of Taxation on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax (2013 Amendment), along with Pilot Implemental Rules of Replacing Business Tax with VAT, which is effective on May 1, 2016 (“Pilot Rules”). Pursuant to Pilot Rule, the entities and individuals who provide service in transportation, postal and other modern service industrial shall be tax payers of VAT. Taxpayers who provide taxable services shall pay VAT, instead of Business Tax. The tax rate for provision of modern service industrial (exclusive of leasing of tangible chattel) is 6%.

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

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiary directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiary will generally be subject to a 10% withholding tax. We have evaluated whether Puhui Wealth Investment Management Co., Ltd. is a PRC resident enterprise and we believe that Puhui Wealth Investment Management Co., Ltd. was not a PRC resident enterprise for the year ended June 30, 2021. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if Puhui Wealth Investment Management Co., Ltd. will be deemed a PRC resident enterprise in the future, any dividends distributed by Puhui Wealth Investment Management Co., Ltd. to our non-PRC shareholders would be subject to any PRC withholding tax. See “Risk Factors — Risks Related to Doing Business in China — The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and to our non-PRC shareholders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties (the “Beneficial Owner Announcement”) which came into effect on April 1, 2018 further provides that if non-resident enterprises meet the following conditions, among others, they would not be deemed as the beneficially owners who can enjoy the reduced withholding tax for dividends set forth in the relevant tax treaty, i) it is obligated to transfer over 50% received dividends to residents of a third country or region within 12 months after receiving the dividends, ii) it is not engaged in substantive business operations; iii) the other contracting country (region) of the tax treaty does not impose any tax on or exempts tax from the relevant income, or imposes tax on the relevant income but the actual tax is extremely low. Accordingly, HZF (HK) Limited may not be able to enjoy the 5% withholding tax rate for the dividends it receives from Rucong, if it satisfies the conditions set forth in Beneficial Owner Announcement.

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

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration Over Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over foreign direct investment in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its local branches.

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

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities using RMB registered capital converted from foreign currencies.

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purpose beyond its business scope or prohibited by PRC Laws or regulations, while such converted RMB shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment or remittance of funds offshore.

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

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles (“SPV”), or SAFE Circular 37, which has superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for round trip investment. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of off shore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, etc., or material events including increase or decrease by domestic individual shareholder in investment amount, equity transfer or swap, merge, spinoff, etc., the domestic resident shall timely update the foreign exchange registration for offshore investment.

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

Property, Plants and Equipment

We have leased substantially more office properties to accommodate the increase in our operations in the year ended June 30, 2021. Below is a summary of our properties.

Locations	Purpose Of Use	Size	Leasor	Leasee	Start Date And Duration	Rent

Suite 801/ 802, W1 Office Building, Oriental Commerce Tower No.1 Chang An Street, Dong Cheng District, Beijing	business and office use	886.49m2	Beijing Oriental Plaza Co., Ltd.	Puhui	April 1, 2019 to March 31, 2023

100,468.87 RMB/month (April 1, 2019 to June 30, 2019); 301,406.6 RMB/month (July 1, 2019 to March 31, 2021); 305,839.05 RMB/month (April 1, 2021 to December 31, 2021); RMB101,946.35 (January 1, 2022 to March 31, 2022); 305,839.05 RMB/month (April 1, 2022 to December 31, 2022); 152,919.53 RMB/month (January 1, 2023 to February 28, 2023);

305,839.05 RMB/month (March 1, 2023 to March 31, 2023)

Locations	Purpose Of Use	Size	Lessor	Leasee	Start Date And Duration	Rent

Yinli Golf Villa No.7, Suzhou	Business use	392m2	Hong Wang	Puhui Beijing	April 1, 2021 to April 10, 2022	29,000 RMB/month

Building III-16, 1500 Hami Road, Changning District, Shanghai	business and office use	165m2	Shanghai Xinzhao Enterprise Management and Service Co., Ltd	Shanghai Pucai	June 1, 2021 to May 31, 2024	476,663 RMB/Year (June 1, 2021 to May 31, 2022); 546,000 RMB/Year (June 1, 2022 to May 31, 2023); 573,300 RMB/Year (June 1, 2023 to May 31, 2024)

33F, Room 9, Building 1, Excellence Century Center, Long Cheng Road, Shibei District, Qingdao	business and office use	128.98 m2	Qingdao Excellence Qisheng Real Estate Development Co., Ltd	Qingdao Puhui	March 20, 2021 to March 19, 2022	39,428 RMB/quarter

Unit C, 11 Floor, OfficePlus@MongKok, 998 Canton Road, Mong Kok, Kowloon, Hong Kong	Commercial use	46.5 m2	Hip Shing Hong (Agency) Limited	Granville	November 1, 2020 to October 31, 2021	20,400 RMB/month

We believe that our current property rights are sufficient for our current operations.

Available Information

Our annual reports on Form 20-F, current reports on Form 6-K, and other forms and periodic reports when we were filing as a foreign private issuer, are available free of charge on our website http://www.puhuiwealth.com as soon as reasonably practicable after we have electronically filed such materials with, or furnished such materials to the SEC. They are also available at www.sec.gov.

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

We market financial products to high-net-worth individuals with investable assets of between RMB 3 million and RMB 15 million (approximately US $0.4 million to $2.2 million) and small and medium enterprises with investable assets of RMB 5.0 million to RMB 20.0 million (approximately US $0.7 million to $2.9 million). As of June 30, 2021, we have facilitated the sale of financial products which include primarily private equity fund products. For the year ended June 30, 2021, we had 138 high-net-worth clients with average transaction value per client of approximately $150,000. We charge financial institutions one-time commissions, calculated as a percentage of the value of the financial products purchased by our clients from such institutions. In addition, during the life cycle of certain of the products sold by various institutions to our clients, we charge such institutions recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution.

For our in-house asset management business, we serve as manager or general partner of five funds (including one matured fund in the process of winding down) with an aggregate value of over approximately RMB117.1 million ($16.7 million) under management as of June 30, 2021. Three of these funds are in the form of a limited partnership where we serve as general partner with investors being limited partners. We did not consolidate any of these limited partnerships based on our VIE analysis. See “Critical Accounting Policies” below. We charge investors subscription fees for fund formation services and recurring management fees in exchange for our managing such funds as general partner or manager. Subscription fees are computed as a percentage of the capital contributions made to the funds.  Recurring management fees are paid to us on a quarterly basis. Performance fees and carried interest are required to be paid to us upon maturity of such funds.

On December 3, 2019, we acquired 100% of the shares of Granville Financial Services Company Limited (“Granville”) for HK$29,390,000 or approximately $ 3.8 million. The purpose of this acquisition of Granville is to expand the Company’s operations outside of China and to take advantage of its financial qualifications and licenses to broaden the Company’s existing product portfolio.

In January 2020, there was an ongoing outbreak of a novel strain of coronavirus (COVID-19) first found in China, which has spread rapidly to many parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, our business, results of operations, and financial condition has been adversely affected. Potential impact to our results of operations beyond fiscal year 2021 will also depend on future developments and new information that may emerge regarding the any resurgence of the COVID-19 and its impact on macro-economies, which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We closed our offices and implemented work from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. We reopened our offices in June 2020 as COVID-19 got under control in China.

●	Our customers have been negatively impacted by the outbreak, which reduced their budgets for investment in 2021. As a result, our revenue and income has been negatively impacted in the fiscal year 2021 and we expect the result of operations for the fiscal year 2022 to improve but there is no guarantee that our total revenue or profitability will remain at a similar level compared to fiscal year 2021.

●	The economy may worsen if the COVID-19 outbreak continues. Our product provider may be negatively impacted by the outbreak and resurgence, however the Company has not seen any significant disruption of its product supply to date.

For the year ended June 30, 2021, our business was impacted due to the uncertainty in macroeconomic outlook as a result of slower economic growth and impact of COVID-19. Investors became increasingly conservative in investing in financial products, especially products based on equities in China. As such, the aggregate value of wealth management products we distributed decreased.

In fiscal year 2021, the Company disposed six of its majority owned subsidiaries which were mainly sales branches of Puhui as a result of COVID-19 where more meetings were conducted online, including Beijing Ruchang Management Consulting Co., Ltd. (“Beijing Ruchang”) which was dissolved in September 2020 and Shanghai Shengshi Enterprise Management Consulting Co., Ltd. (“Shanghai Shengshi”) dissolved in October 2020, with Beijing Fenghui Management Consulting Co., Ltd. (“Beijing Fenghui”), Beijing Ruihe Suzhou Management Consulting Co., Ltd (“Beijing Ruihe”), Suzhou Shanghui Management Consulting Co., Ltd. (“Suzhou Shanghui”) and Shanghai Junshen Enterprise Management Consulting Co., Ltd. (“Shanghai Junshen”) dissolved in June 2021, and recognized approximately $950,000 of loss from such dispositions. These subsidiaries were mainly used as sales office of Puhui which did not have material assets. The loss was mainly from write-off of intercompany receivables from Shanghai Rueyue, the holding company of these subsidiaries. Since the dispositions did not represent any strategic change of the Company’s operation, the dispositions were not presented as discontinued operations.

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

Assets Management Business

We completed our registration with the Assets Management Association of China by March 2017, at which time we obtained our license to act as fund managers of private equity and private security products. In June 2017, we began to operate our asset management business. Currently we have four funds under management with over $16.7 million in assets in the aggregate. With respect to two of the funds we manage, we charge investors subscription fees for fund formation services and recurring management fees in exchange for our managing such funds as general partner or manager. Subscription fees are computed as a percentage of the capital contributions made to the funds. Recurring management fees are paid to us on a quarterly basis. Performance-related commissions and carried interest are required to be paid to us upon maturity of such funds. We did not receive any performance-related commissions and/or carried interest to date. Our funds are set to mature within three to five years of formation. Revenues generated from asset management services amounted to approximately $106,000, $78,000 and $64,000, representing 5.2%, 3.6% and 2.0% of our overall total revenues during the years ended June 30, 2021, 2020 and 2019, respectively.

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

Typical fee rates include both subscription fee and recurring management fee rates.

	Typical fee rates	As of June 30, 2020		Funds Inflow	Funds Outflow	As of June 30, 2021
	USD in thousands, except percentages
Product type
Private equity funds	0.1% - 1.5%	21,639	100%	5	4,962	16,682	100%

The total amount of AUM was approximately $16.7 million as of June 30, 2021, a decrease of approximately $5.0  million, from approximately $21.6 million as of June 30, 2020. The net increase was due to:

(1)	Inflows of approximately $5,000 was interest income during the year ended June 30, 2021.

(2)	Outflows of approximately $5.0 million was the liquidation of the private equity funds of approximately $4.8 million and expenses of approximately $0.2 million.

Key Component of Our Results of Operations

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

Selling expenses

Our selling expenses consist of compensation of financial product advisors, benefits and social welfare. Selling expenses also includes office rental where marketing activities were conducted.

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

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

	For the year ended June 30, 2021	For the year ended June 30, 2020	Change	Change (%)

Revenues	$1,006,000	$1,481,980	$(475,980)	-32.1%
Revenues – related parties	1,025,016	697,500	327,516	47.0%
Cost of revenues	(260,358)	(202,637)	(57,721)	28.5%
Selling expenses	(735,402)	(1,517,968)	782,566	-51.6%
General and administrative expenses	(4,962,114)	(4,977,537)	15,423	-0.3%
Loss from operations	(3,926,858)	(4,518,662)	591,804	-13.1%
Other income (expenses), net	(1,202,846)	10,444	(1,213,290)	-11617.1%
Loss before income taxes	(5,129,704)	(4,508,218)	(621,486)	13.8%
Provision (Benefit) for income taxes	(11,065)	179,449	(190,514)	-106.2%
Net loss	(5,118,639)	(4,687,667)	(430,972)	9.2%
Less: Net loss attributable to noncontrolling interest	(382,839)	(641,719)	258,880	-40.3%
Net loss attributable to Puhui Wealth	$(4,735,800)	$(4,045,948)	$(689,852)	17.1%

Revenue:

We categorize revenues into third-party revenues and related-party revenues.

Related party revenues consist of one time commission from related parties and recurring management fees paid by limited partnership funds where we serve as general partner. For the year ended June 30, 2021 and 2020, related party revenues consisted of one-time commissions from Beijing Rululu Consulting Center, Beijing Rusan Consulting Center, Beijing Ruqi Consulting Center, Beijing Rushilu Consulting Center and Beijing Rujiu Consulting Center which are the related party companies majority owned by Mr. Ji Zhe. Related party revenues also consisted of management fees from Qingdao Puhui’s invested and managed limited partnership, Xinyu JiJi Investment Center, LP. and Xinyu Yuan Yuan Investment Center.

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the year ended June 30, 2021%		For the year ended June 30, 2020%		Change	Change %
One-time commissions (1)	$1,294,102	63.7%	$2,002,409	91.9%	$(708,307)	-35.4%
Related parties	992,890	48.9%	639,696	29.4%	353,194	55.2%
Third parties	301,212	14.8%	1,362,713	62.5%	(1,061,501)	-77.9%
Recurring service fees (2)	638,866	31.5%	76,602	3.5%	562,264	734.0%
Third party	638,866	31.5%	76,602	3.5%	562,264	734.0%
Recurring management fees (3)	105,980	5.2%	77,586	3.5%	28,394	36.6%
Third party	69,652	3.4%	46,470	2.1%	23,182	49.9%
Related parties	36,328	1.8%	31,116	1.4%	5,212	16.8%
Subscription fees (4)	-	-	28,625	1.3%	(28,625)	-100.0%
Other services fees(5)	394	0.0%	309	0.1%	85	27.5%
Sales taxes(6)	(8,326)	-0.4%	(6,051)	-0.3%	(2,275)	37.6%
Total operating revenues	$2,031,016	100%	$2,179,480	100%	$(148,464)	-6.8%

The overall 6.8% decrease in operating revenue for the year ended June 30, 2021 from the same period in 2020 was mainly due to the decrease in one-time commissions.

(1) One-time commissions decreased by approximately $0.7 million or 35.4% for the year ended June 30, 2021 compared to the same period in 2020. The decrease was mainly due to the decreases in the aggregate value of wealth management products we distributed in line with the decrease in total revenue as the COVID-19 has impact the financial market.

(2) For the years ended June 30, 2021 and 2020, recurring services fees amounted to approximately $849,969 and $76,602, respectively, representing 37.9% and 3.5% of our total revenues. The increase in recurring service fees was because we received the final portion of service fees from three entities that invest in U.S. publicly listed companies in 2021 to which we provided consulting services in their IPOs and mergers.

(3) We received approximately $105,980 and $78,000 in recurring management fees for the years ended June 30, 2021 and 2020, respectively. We expect these services fees will continue to provide us with a steady stream of income during the cycle of the products.

(4) Subscription fees: We received one-time subscription fees of $29,000 from our related parties for the year ended June 30, 2020. A one-time subscription fee is charged upfront to one funds that we manage. These revenues are recognized upon formation of the funds and distribution of products. These subscription fees average 1.5% and are also computed as a percentage of the capital contribution in the funds. There was no subscription fees in 2021 as we did not set up new funds.

(5) Other service fees amounted to $394 and $309 for the years ended June 30, 2021 and 2020, respectively. Such services are not our primary services.

Operating Expenses

Our operating expenses consist of cost of revenues, selling expenses, general and administrative expenses and impairment loss.

	For the Year Ended June 30, 2021%		For the Year Ended June 30, 2020%		Change	Change (%)

Cost of revenues	$260,358	4.4%	$202,637	3.0%	$57,721	28.5%
Selling expenses	735,402	12.3%	1,517,968	22.7%	(782,566)	(51.6)%
General and administrative	4,962,114	83.3%	4,977,537	74.3%	(15,423)	(0.3)%
Total operating expenses	$5,957,874	100.0%	$6,698,142	100.0%	$(740,268)	(11.1)%

Cost of Revenues

Our cost of revenues were approximately $0.3 million and approximately $0.2 million for the years ended June 30, 2021 and 2020, respectively. The increase was mainly due to increase in salary of product development team.

Selling expenses

	For the Year Ended June 30, 2021	For the Year Ended June 30, 2020	Change	Change (%)

Salaries	$540,825	$818,563	$(277,738)	(33.9)%
Rent (including amortization of right of use assets)	$71,805	$386,501	$(314,696)	(81.4)%
Others	$122,772	$312,904	$(190,132)	(60.8)%
Total selling expenses	$735,402	$1,517,968	$(782,566)	(51.6)%

Our selling expenses were $735,402 and $1,517,968 for the years ended June 30, 2021 and 2020, respectively, a decrease of $782,566 or 51.6%. The decrease was mainly due to the decrease in salaries and rent as we closed several of our sales offices in fiscal year 2021 which reduced headcounts in selling department due to inability to carry out marketing functions during the pandemic.

General and administrative expenses

	For the Year Ended June 30, 2021	For the Year Ended June 30, 2020	Change		Change (%)

Salaries	$1,305,103	$1,131,736		$173,367	15.3%
Rent (including amortization of right of use assets)	$991,257	$961,430		$29,827	3.1%
Professional fees	$1,590,862	$1,639,582		$(48,720)	(3.0)%
Others	$1,074,892	$1,244,789		$(169,897)	(13.6)%
Total general and administrative expenses	$4,962,114	$4,977,537	$	（15,423）	(0.3)%

Our general and administrative expenses were approximately $5.0 million for the years ended June 30, 2021 and 2020, respectively, a slight decrease of $15,423 or 0.3%.

Other income (expense)

Other income (expenses) mainly consists of interest income, finance expenses for our loan and loss from disposal of the Company’s subsidiaries. Total other expenses increased by approximately $1.2 million mainly due to decrease in interest income of approximately $0.1 million as we waived the interest on loan receivable this year and approximately $1.0 million from disposal of our subsidiaries.

We disposed of Beijing Ruchang in September 2020, Shanghai Shengshi in October 2020, Beijing Fenghui, Beijing Ruihe, Suzhou Shanghui and Shanghai Shengshi in June 2021 and recognized approximately $1.0 million of loss from such dispositions. These subsidiaries were mainly used for our sales office which did not have material assets, the loss was mainly from write off of intercompany receivables  from Shanghai Rueyue, the holding company of these subsidiaries. Since the dispositions did not represent any strategic change of our operation, the dispositions were not presented as discontinued operations. We disposed of Beijing Hongsheng and Shanghai Junshen in fiscal year 2020. No gain or loss from these dispositions was recognized.

Provision (Benefits) for Income Taxes

The Company recorded no current income tax expenses for each of the years ended June 30, 2021 and 2020due to the operational loss from all entities caused by the impact of COVID-19.

We recorded deferred taxes benefit of $11,065 for the year ended June 30, 2021 compared to provision of $179,449 for the year ended June 30, 2020 mainly as a result of increase in deferred tax benefit from Granville due to net operating loss carryforward which reduced our forecasted income for coming years. Management believes Granville’s losses incurred this year was mainly as a result of impact from COVID-19 and the Company believes its continuing utilization of its net operating losses (“NOL”) and its internal forecast of future taxable income based on existing products and NOL is carried indefinitely in Hong Kong outweighs the negative evidences of a decrease in revenue and net income for the year ended June 30, 2021.

Net Loss

Net loss for year ended June 30, 2021 was approximately $5.1 million as compared approximately $4.7 million for the year ended June 30, 2020. Such change was the result of the combination of the changes discussed above. After deducting non-controlling interests of $0.4 million, net loss attributable to our holding company increased from $4.0 million for the year ended June 30, 2020 to $4.8 million for the year ended June 30, 2021.

Fiscal Year Ended June 30, 2020 Compared to Fiscal Year Ended June 30, 2019

	For the year ended June 30, 2020	For the year ended June 30, 2019	Change	Change (%)

Revenues	$1,481,980	$3,052,371	$(1,570,391)	(51.4)%
Revenues – related parties	697,500	128,263	569,237	443.8%
Cost of revenues	(202,637)	(316,718)	(114,081)	(36.0)%
Selling expenses	(1,517,968)	(2,005,367)	(487,399)	(24.3)%
General and administrative expenses	(4,977,537)	(3,427,040)	1,550,374	45.2%
Loss from operations	(4,518,662)	(2,568,491)	(1,950,048)	75.9%
Other income, net	201,682	63,775	137,907	216.2%
Other expenses	(191,238)	(206,081)	14,843	(7.2)%
Loss before income taxes	(4,508,218)	(2,710,797)	(1,797,298)	66.3%
Provision (Benefit) for current income taxes	-	11,803	(11,803)	(100.0)%
Provision for deferred income taxes	179,449	380,302	(167,263)	(52.8)%
Net loss	(4,687,667)	(3,102,902)	(1,584,765)	51.1%
Less: Net loss attributable to noncontrolling interest	(359,391)	(645,716)	3,997	(0.6)%
Net loss attributable to Puhui Wealth	$(4,045,948)	$(2,457,186)	$(1,588,762)	64.7%

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

The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	For the year ended June 30, 2020%		For the year ended June 30, 2019%		Change	Change %

One-time commissions (1)	$2,002,409	91.9%	$2,450,654	77.1%	$(448.245)	(18.3)%
Related party	639,696	29.4%	113,458	3.6%	526,238	463.8%
Third party	1,362,713	62.5%	2,337,196	73.5	(974.483)	(41.7)%
Recurring service fees (2)	76,602	3.5%	411,040	12.9%	(334,438)	(81.4)%
Third party	76,602	3.5%	411,040	12.9%	(334,438)	(81.4)%
Recurring management fees (3)	77,586	3.5%	63,508	2.0%	14.078	22.2%
Third party	46,470	2.1%	47,845	1.5%	(1.375)	(2.9)%
Related parties	31,116	1.4%	15,663	0.5%	15,453	98.7%
Subscription fees (4)	28,625	1.3%	-	-	28,625	100.0%
Other services fees(5)	309	0.1%	276,729	8.7%	(276,420)	(99.9)%
Sales taxes(6)	(6,051)	(0.3)%	(21,297)	(0.7)%	15,246	(71.6)%
Total operating revenues	$2,179,480	100.0%	$3,180,634	100.0%	$(1,001,154)	(31.5)%

The overall 31.5% decrease in operating revenue for the year ended June 30, 2020 from the year ended June 30, 2019 was mainly due to the decrease in one-time commissions.

(1)	One-time commissions decreased by approximately $0.4 million or 18.3% for the year ended June 30, 2020 compared to the same period in 2019. The decrease was mainly due to the decreases in the aggregate value of wealth management products we distributed and in line with the decrease in total revenue as the COVID-19 has impacted the financial market.

(2)	Recurring service fees for the year ended June 30, 2020 decreased by approximately $0.3 million or 81.4% compared to the year ended June 30, 2019. For the years ended June 30, 2020 and 2019, recurring services fees amounted to approximately $77,000 and $0.4 million, respectively, representing 3.5% and 12.9% of our total revenues, respectively. The increase in recurring service fees is because we received the final portion of service fees from two entities that invest in U.S. publicly listed companies that have each completed a business combination.

(3)	We received approximately $78,000 and $64,000 in recurring management fees for the years ended June 30, 2020 and 2019, respectively. We expect these services fees will continue to provide us with a steady stream of income during the cycle of the products.

(4)	We received one-time subscription fees from the fund we managed, Xinyu Yuanyuan, for the year ended June 30, 2020 amounting to $29,000. A one-time subscription fee is charged up front to funds that we manage. These revenues are recognized upon formation of the funds and distribution of products. These subscription fees average 1.5% and are also computed as a percentage of the capital contribution in the funds. We expect revenue from subscription fees to increase as we expand our asset management business. We did not have subscription fees revenue for the year ended June 30, 2019.

(5)	Other service fees amounted to $309 and $0.3 million for the years ended June 30, 2020 and 2019, respectively. Such services are not our primary services.

Operating Expenses

Our operating expenses consist of cost of revenues, selling expenses, general and administrative expenses and impairment loss.

	For the Year Ended June 30, 2020%		For the Year Ended June 30, 2019%		Change	Change (%)
Cost of revenues	$202,637	3.0%	$316,718	5.5%	$(114,081)	(36.0)%
Selling	1,517,968	22.7%	2,005,367	34.9%	(487,399)	(24.3)%
General and administrative	4,977,537	74.3%	3,427,040	59.6%	1,550,497	45.2%
Total operating expenses	$6,698,142	100%	$5,749,125	100%	$949,017	16.5%

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

General and administrative expenses

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019	Change	Change (%)

Salaries	$1,131,736	$1,079,319	$52,417	4.9%
Rent (including amortization of right of use assets)	$961,430	$573,449	$387,981	67.7%
Professional fees	$1,639,582	$928,692	$710,890	76.5%
Others	$1,244,666	$845,580	$399,086	47.2%
Total general and administrative expenses	$4,977,414	$3,427,040	$1,550,374	45.2%

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

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations, capital contributions from shareholders, long term debt and initial public offering. As of June 30, 2021, we had two unsecured loans from two unrelated investors, in the aggregate amount of approximately $1.2 million with average interest rates of 13.5% per annum and due in December 2021.

As of June 30, 2021, our working capital deficit was approximately $0.5 million and we had cash of approximately $0.6 million. Although we net loss of approximately $5.1 million, our operating cash outflow was only approximately $1.7 million.

Management believes that we will require a minimum of approximately $1.5 million over the next twelve months to operate at our current level, either from revenues or funding. Based on our current revenue and expense projection, we believe we will generate at least the same amount of revenue in the coming year compared to the current year as the Company and China are both recovering from the impact of the pandemic. If our revenue does not achieve its expected level, we will also be implementing cost saving measures to reduce our operating cash outflow.

On August 18, 2021, we entered into a Securities Purchase Agreement with certain institutional Investor pursuant to which we issued to the investors certain Convertible Debenture in the principal amount of $2,750,000 with an original issue discount of 10%. We received approximately $2.2 million proceed upon the closing of the issuance on August 24, 2021. As of October 26, 2021, 1,150,463 shares were issued for a partial conversion of $1,894,206 principal amount of the Convertible Debenture with an average conversion price of approximately $1.65.

Therefore we believe with our projected cash flows and current working capital, management is of the opinion that the Company has sufficient funds to meet its working capital requirements. If the Company is unable to realize its current assets within the normal operating cycle of a twelve month period, we may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;

●	financial support and credit guarantee commitments from our related parties.

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

Cash Flows

The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended June 30, 2021	For the year ended June 30, 2020	For the year ended June 30, 2019
Net cash used in operating activities	$(1,670,646)	$(1,138,336)	$(7,134,495)
Net cash provided by (used in) investing activities	$657,679	$331,999	$(3,534,027)
Net cash (used in) provided by financing activities	$808,845	$(334,434)	$8,032,912

Operating Activities

Net cash used in operating activities was approximately $ 1.7 million for the year ended June 30, 2021 which was attributable primarily to the net loss of approximately $5.1 million, offset by the non-cash expense for depreciation and amortization of approximately $0.3 million, amortization of ROU of approximately $0.7 million and loss from disposal of subsidiaries of approximately $1.0 million, cash inflow of approximately $3.0 million and cash outflow of approximately $1.8 million from changes in operating assets and liabilities. Cash inflow was attributable to collection of $1.6 million from accounts receivable, $0.2 million from other receivable and increase in long term prepaid expenses and other payable of $1.3 million. Cash outflow was due to decrease in deferred revenue of approximately $0.8 million as we have completed our performance obligation and recognized revenue and payment of lease liabilities of approximately $0.8 million.

Net cash used in operating activities was approximately $1.1 million for the year ended June 30, 2020 which was attributable primarily to the net loss of approximately $4.7 million, the increase in related parties account receivables of approximately $0.2 million and the decrease in operating lease liabilities of approximately $0.8 million as we paid off the expense of those rental property, offset by the non-cash expense for depreciation and amortization of approximately $0.3 million, the decrease in account receivables of approximately $1.4 million as we collected the outstanding balances, the increase in deferred revenue of approximately $0.8 million as we received cash from the future services we need to provide, the amortization of operating lease right-of-use assets of approximately $0.8 million, the decrease in long-term prepaid expenses of approximately $0.6 million, the increase in taxes payable of approximately $0.2 million, and the decrease in other receivable of approximately $0.1 million.

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

Investing Activities

Net cash provided by investing activities was approximately $0.7 million for the year ended June 30, 2021, which was attributable primarily to approximately $0.2 million of proceeds from sales of short-term investments, approximately $0.5 million of repayment from related parties.

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

Financing Activities

Net cash provided by financing activities was approximately $0.8 million for year ended June 30, 2021 which were mainly attributable to approximately$ 0.9 million loan from related parties for operation purpose which was due in September 2022 offset by principal payments of long-term debt and decrease in financing lease liabilities of approximately $75,000.

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

Contractual Obligations

Our contractual obligations as of June 30, 2021 consisted of approximately $2.7 million of lease commitments due within three years and long term debt discussed above. We lease our office premises under non-cancelable operating leases with various expiration dates, of which the latest expiration date is November 30, 2022.

Twelve Months Ending June 30,	Long Term Debt	Minimum Lease Payment	Total
2022	$1,255,687	$560,993	$1,816,680
2023	909,382	473,661	1,387,687
2024	-	65,534	65,334
Total minimum payments required	$2,165,069	$1,100,188	$3,265,257

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

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this report, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

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

In September 2019, we set up an investment fund named Xinyu Yuanyuan Investment Center (Limited Partnership) (“Xinyu Yuanyuan”) with planned initial capital of RMB 30,000,000 (approximately $4.3 million) where Qingdao Puhui is a general partner. As the general partner of this fund, we hae the authority to make investment decisions mainly to develop, manage and market financial products for Xinyu Yuanyuan. As of June 30, 2021, we owns 0.07% interest of this fund, as such we are not deemed a primary beneficiary of Xinyu Yuanyuan as the general partner is not obligated to absorb its losses or receive benefits that could potentially be significant to the entity. Therefore, Xinyu Yuanyuan is not consolidated but accounted for in accordance with ASC Topic 321.

As of June 30, 2021, three out of the ten limited partnerships have been registered as investment funds and are in operations, including Beijing Ruying Consulting Center (LP), Xinyu Jiji and Xinyu Yuanyuan. Those limited partnerships are not consolidated in the Company’s consolidated financial statements. The other seven limited partnerships have no activities as of June 30, 2021 other than initial set up fees incurred and were dissolved in July 2021. On April 8, 2021, Qingdao Puhui set up three additional limited partnerships with no operation in fiscal year 2021.

Revenue recognition

On July 1, 2018, we adopted ASC 606, Revenue from Contracts with Customers using the modified retrospective method for all contracts not completed as of the date of adoption. Accordingly, revenue for the six months ended December 31, 2019 was presented under ASC 606, while comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

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

The adoption of ASC 606 did not significantly change (i) the timing and pattern of revenue recognition for all of the Group’s revenue streams, and (ii) the presentation of revenue as gross versus net. Therefore, the adoption of ASC 606 did not have a significant impact on the Company’s financial position, results of operations, equity or cash flows as of the adoption date and for the six months ended December 31, 2019.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the year ended December 31, 2019. Our income tax return filed for December 31, 2018 is subject to examination by Chinese tax authority.

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

We perform annual goodwill impairment analysis as of June 30, 2021 with the assistance of independent valuation expert in accordance with the subsequent measurement provisions of FASB ASC Topic 350, Intangibles—Goodwill and Other and concludes there was no impairment as of June 30, 2021 as our fair value exceeds the carrying value. The fair values is determined by income approach where projected future cash flows discounted at rates commensurate with the risks involved, (“Discounted Cash Flow” or “DCF” of the income approach). Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on current plans and for years beyond that plan, the estimates are based on assumed growth rates. We believe that our assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in a DCF analysis are based on estimates of the weighted-average cost of capital “WACC”) of a market participant. Such estimates are derived from our analysis of peer companies and consider the industry weighted average return on debt and equity from a market participant perspective and adjusted for our specific risks.

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

Controls and Procedures

On July 1, 2019, we adopted the lease accounting guidance in ASC 842 described in Note 2 of the notes to consolidated financial statements. The implementation of this guidance had a material impact on our balance sheet as of June 30, 2021 and on our results of operations and cash flows for the year ended June 30, 2021.

During the year ended June 30, 2021, we implemented changes to our internal controls related to the implementation ASC 842 to provide reasonable assurance that we have properly applied the guidance in our financial statements. These changes included: (i) monitoring the adoption process and developing new disclosures required under the standard; (ii) performing an analysis of our leases; (iii) establishing policies and procedures to determine the incremental borrowing rate when an implicit rate cannot be readily determined and (iv) establishing internal controls surrounding the implementation and use of a new lease accounting system.to calculate Right-of-Use assets and lease liabilities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Zhe Ji	42	Chief Executive Officer, Chairman of the Board
Yan Long	48	Vice President and Chief Financial Officer
Jun Wang	41	Independent Director
Qingbin Meng	41	Independent Director
Zhi Su	43	Independent Director

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

Mr. Qingbin Meng has served as a member of our board of directors since 2017. Since June 2013, he has served as an Associate Professor in the School of Business of Renmin University of China. He has also worked as a senior economist at Yinhe Future Co. Ltd. since 2013 and at Mowei Asset Management Co. Ltd. since 2015 and as a senior investment adviser at Wanda Futures Co. Ltd. since 2016. Mr. Meng graduated from Tianjin University and Nankai University. He obtained a bachelor’s degree in mathematics in 2003, a master’s degree in mathematics in 2006, and a PhD degree in finance in 2009.

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

6.B. Compensation

For the years ended June 30, 2021 and 2020, we paid an aggregate of approximately $0.23 million and $0.13 million, respectively, in cash to our executive officers, and approximately $30,000 and $68,000, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We contributed an aggregate of approximately $0.03 million and $0.05 million for employee social insurance for the years ended June 30, 2021 and 2020, respectively.

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

6.E. Share Ownership

As of September 30, 2021, 12,256,586 of our ordinary shares were issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 12,256,586 ordinary shares outstanding as of September 30, 2021.

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 30, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Ordinary Shares Beneficially Owned As of September 30, 2021
Name of Beneficial Owners	Number	% (1)

Directors and Executive Officers:
Zhe Ji (2)	5,910,420	48.2%
Yan Long	-	-
Jun Wang	-	-
Qingbin Meng	-	-
Zhi Su	-	-
Directors and Executive Officers as a group (5 persons)	5,017,650	48.2%
5% shareholders:
DFHH Limited (3)	5,017,650	40.9%
BFJH Limited (4)	910,000	7.4%
BFRY Limited (5)	907,470	7.4%
Ru Peng Limited (6)	907,470	7.4%

(1)	Applicable percentage of ownership is based on 12,256,586 ordinary shares outstanding as of September 30, 2021.
(2)	Zhe Ji, our Chief Executive Officer and Chairman, is deemed to beneficially own an aggregate of 5,910,420 ordinary shares of the Company, of which 5,017,650 ordinary shares are held through DFHH Limited, 350,000 shares through HCHY Limited, 150,910 shares through Long Fei Peng Limited, 387,210 shares through DFPZ Limited, and 4,650 shares through Yan Fei Guo Limited. Zhe Ji is the sole member and director of each of the aforesaid companies, all of which were incorporated in British Virgin Islands ,

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

7.B. Related Party Transactions

Accounts receivables – related party represent receivables generated from wealth management advisory services provided to our related parties where we earned one-time commission from the following related parties:

	Relationship	June 30, 2021	June 30, 2020

Beijing Dongfang Puzhong Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	$-	$42,376
Beijing Dongfang Henghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	-	635,638
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	222,907	353,132
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-	107,352
Total		$222,907	$1,138,498

Other receivables – related parties are funds we advanced to related parties, which consisted of the following:

	Relationship	Nature	June 30, 2021	June 30, 2020

Beijing Sipaike Customer Management Consulting Co., Ltd.*	Under common control of shareholder of Puhui Beijing	Short term cash advance	$885,107	$1,269,138
Beijing Dongfang Henghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Short term cash advance	2,848	15,538
Total			$887,955	$1,284,676

*	As of June 30, 2020, we advanced RMB 8.9 million or approximately $1.3 million to Beijing Sipaike Customer Management Consulting Co., Ltd. The loans are due on demand and bear an interest rate is 0.5% per month. For the year ended June 30, 2021, e received repayment of approximately $510,000 and we waived the interest for 2021. Interest income amounted to approximately nil and $49,000 for the years ended June 30, 2021 and 2020, respectively.

Other payables – related party consisted of the following which are mainly borrowings from senior management for operation, the funds are non-interest bearing and are due in September 2022:

	Relationship	Nature	June 30, 2021	June 30, 2020

Ji Zhe	Shareholder and CEO of Puhui	Loan	$216,900	$483
Long Yan	CFO of Puhui	Loan	34,954
Chen, Yue Xian	Senior VP of Puhui	Loan	657,528
Beijing Sipaike Customer Management Consulting Co., Ltd.	Under common control of shareholder of Puhui Beijing	Advance from shareholder	-	5,153
Beijing Huicai Hengyun Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Advance from shareholder	-	698
Total			$909,382	$6,334

Revenues – related parties are one-time commissions we earned from providing wealth management advisory services to the following related parties:

	Relationship	For the years ended June 30,
		2021	2020	2019
Peng Ji	limited partner of Beijing Puhui Rushun Management Consulting Center Limited Partnership	$-		$$112,704

Xinyu Jiji Investment Center (Limited Partnership)	Company’s investee under equity method	16,115	15,171	15,559
Beijing Rululu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-	107,214	-
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-	402,053	-
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-	128,657	-
Xinyu Yuanyuan Investment Center (Limited Partnership)	Company’s investee under equity method	20,213	44,405	-
Beijing Rushi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	128,115	-	-
Beijing Rushisan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	385,836	-	-
Beijing Rushilu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui Beijing	167,261	-	-
Beijing Rujiu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and, shareholder of Puhui	307,476	-	-
Total		$1,025,016	$697,500	$128,263

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in a public offering completed in December 2018, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our WFOE as being wholly owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of the WFOE but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in a public offering completed in December 2018. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in a public offering completed in December 2018. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raised in a public offering completed in December 2018) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

As of June 30, 2021, 2020, and 2019, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

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

On August 18, 2021, Puhui Cayman entered into a Securities Purchase Agreement with the Investor, pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Debenture in the principal amount of $2,750,000 with an original issue discount of 10%. On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor. The Convertible Debenture bears interest at the rate of 8.00% per year from the date of original issuance and matures on February 20, 2022.

On August 20, 2021, pursuant to a Supplement Agreement by and between the Company and Joseph Stone Capital, LLC, the Placement Agent, the Company paid the Placement Agent a commission of $143,750, a management fee of $12,500 and issued to the Placement Agent a five year Placement Agent Warrant to purchase up to 41,667 ordinary shares at an exercise price of $3.60 in connection with the Transaction. In addition, the Company reimbursed the Placement Agent $50,000 for one-time non-accountable expenses and its actual out-of-pocket expenses of $20,000. The Convertible Debenture, Placement Agent Warrant and the underlying Ordinary Shares were registered under the Company’s Registration Statement on Form F-3 (File No. 333-245003) as filed with the SEC on August 12, 2020 and declared effective by the SEC on November 10, 2020 and the Prospectus Supplement filed with the SEC under Rule 424(b)(3) on August 20, 2021. The Company intends to use the proceeds from the offering for working capital purposes.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have an in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules.

(b)	Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2021. The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of June 30, 2021, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our board of directors has adopted a code of business conduct and ethics. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at http://www.puhuiwealth.com within four business days following the amendment or waiver. During fiscal year 2021, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of business conduct and ethics are publicly available on our website at http://www.puhuiwealth.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended June 30, 2021	Year Ended June 30, 2020

Audit fees*	$230,000	$170,000
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

*	Audit Fees – This category includes the audit of our annual financial statements, review of financial statements included in our quarterly reports and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and Securities and Exchange Commission regulatory filings or engagements.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-35.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (1)

8.1	Subsidiaries of the Registrant (1)

4.1	Technical Consultation and Service Agreement between Beijing Rucong Enterprise Management Advisory Co., Ltd. and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated January 30, 2018 (1)

4.2	Business Cooperation Agreement between Beijing Rucong Enterprise Management Advisory Co., Ltd. and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated January 30, 2018 (1)

4.3	Form of Equity Pledge Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing Dongfang Henghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.4	Form of Equity Option Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing DongfangHenghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.5	Form of Voting Rights Proxy and Finance Supporting Agreement among Beijing Rucong Enterprise Management Advisory Co., Ltd., Puhui Wealth Investment Management (Beijing) Co., Ltd., Beijing DongfangHenghui Consulting Center (Limited Partnership), Beijing Dongfang Puzhong Consulting Center (Limited Partnership), Beijing Huicai Hengyun Consulting Center (Limited Partnership), Xizang Rongshun Consulting Partnership Enterprise (Limited Partnership) and Banyan Capital (Shenzhen) Investment Center (Limited Partnership) (1)

4.6	Office Lease Agreement between Beijing Oriental Plaza and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated November 11, 2016 (1)

4.7	Office Lease Agreement between Beijing Oriental Plaza Co., Ltd. and Qingdao Puhui Wealth Investment Management (Beijing) Co., Ltd. dated September 20, 2017 (1)

4.8	License Agreement between Granville Financial Services Company Limited and Hip Shing Hong (Agency) Limited, dated November 3, 2020 **

4.9	Capital Increase Agreement by and between Beijing Synergetic SIFT Asset Management Company Limited and Puhui Wealth Investment Management (Beijing) Co., Ltd. dated August 28, 2017. (1)

4.10	Employment Agreement by and between Zhe Ji and Puhui Wealth Investment Management (Beijing) Co., Ltd. effective as of November 1, 2020. **

4.11	Employment Agreement by and between Yan Long and Puhui Wealth Investment Management (Beijing) Co., Ltd. effective as of September 4, 2020. **

4.12	Form of Subscription Agreement (2)

4.13	Form of Escrow Agreement between Puhui Wealth Investment Management Co., Ltd. (2)

4.14	Form of Lock-up Agreement for Officers, Directors and 10% Shareholders (2)

4.15	Form of Lock-up Agreement for Less than 10% Shareholders (2)

4.16	Puhui Wealth Investment Management Co., Ltd. 2018 Equity Incentive Plan (2)

4.17	Agreement for the Sale and Purchase of the Entire Issued Shares in Granville Financial Services Company Limited dated December 27, 2018 (4)

4.18	Form of Securities Purchase Agreement between the Investor and Puhui Wealth Investment Management Co., Ltd., dated August 18, 2021(5)

4.19	Form of Convertible Debenture, dated August 20, 2021(5)

4.20	Form of Placement Agent Warrant, dated August 20, 2021(5)

4.21	Supplement Agreement between Joseph Stone Capital, LLC and Puhui Wealth Investment Management Co., Ltd., dated August 18, 2021(5)

8.1	List of Subsidiaries and Consolidated Variable Interest Entities **

11.1	Code of Business Conduct and Ethics (3)

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 *

13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.
**	Furnished as an exhibit hereto.
(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on May 21, 2018.
(2)	Incorporated by reference to our Registration Statement on Form F-1/A, filed on June 26, 2018.
(3)	Incorporated by reference to our 20-F filed on October 30, 2019.
(4)	Incorporated by reference to our 20-F filed on October 30, 2020.
(5)	Incorporated by reference to our 6-K filed on August 24, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

/s/ Zhe Ji
Name: Zhe Ji
Title: Chief Executive Officer

Date: October 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Puhui Wealth Investment Management Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Puhui Wealth Investment Management Co., Ltd. and its subsidiaries (collectively, the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

New York, New York

October 29, 2021

We have served as the Company’s auditor since 2017.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2021	2020
ASSETS
CURRENT ASSETS
Cash	$581,289	$744,436
Short-term investments	394,767	515,729
Accounts receivables	-	454,411
Accounts receivables - related parties	222,907	1,138,498
Other receivables	117,848	100,302
Other receivables - related parties	887,955	1,284,676
Prepaid expenses	1,047,712	1,122,164
Total current assets	3,252,478	5,360,216

PROPERTY AND EQUIPMENT, NET	190,895	436,325

OTHER ASSETS
Long-term security deposits	234,819	422,783
Right-of-use assets, net	1,049,069	1,285,145
Long-term prepaid expenses	837,829	1,599,647
Deferred tax assets, net	179,310	159,720
Intangible asset, net	821,012	918,787
Goodwill	1,864,053	1,864,053
Total other assets	4,986,092	6,250,135

Total assets	$8,429,465	$12,046,676

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Acquisition payable	$368,439	$368,439
Deferred revenue	377,161	1,061,162
Other payables and accrued liabilities	1,133,895	630,457
Other payables - related party	-	6,334
Operating lease liabilities - current	508,501	841,041
Financing lease liabilities - current	52,492	44,791
Taxes payable	25,097	86,656
Current portion of long-term debt	1,255,687	25,835
Total current liabilities	3,721,272	3,064,715

NON-CURRENT LIABILITIES
Operating lease liabilities - noncurrent	516,262	486,970
Financing lease liabilities - noncurrent	22,933	68,826
Other payable - related parties	909,382	-
Long-term debt	-	1,145,825
Total non-current liabilities	1,448,577	1,701,621

Total liabilities	5,169,849	4,766,336

COMMITMENTS AND CONTINGENCIES

EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2021 and June 30, 2020	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 shares issued and outstanding as of June 30, 2021 and June 30, 2020	11,508	11,508
Additional paid-in capital	21,911,045	21,911,045
Accumulated deficit	(18,321,053)	(13,267,289)
Accumulated other comprehensive loss	289,443	(83,012)
Total equity attributable to controlling shareholders	3,890,943	8,572,252

Noncontrolling interest	(631,327)	(1,291,912)

Total equity	3,259,616	7,280,340

Total liabilities and equity	$8,429,465	$12,046,676

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended June 30,
	2021	2020	2019

REVENUES
Revenues	$1,006,000	$1,481,980	$3,052,371
Revenues - related parties	1,025,016	697,500	128,263
Total revenues	2,031,016	2,179,480	3,180,634

OPERATING EXPENSES
Cost of revenues	(260,358)	(202,637)	(316,718)
Selling expenses	(735,402)	(1,517,968)	(2,005,367)
General and administrative expenses	(4,962,114)	(4,977,537)	(3,427,040)
Total operating expenses	(5,957,874)	(6,698,142)	(5,749,125)

LOSS FROM OPERATIONS	(3,926,858)	(4,518,662)	(2,568,491)

OTHER INCOME (EXPENSES)
Interest income	219	74,824	62,967
Other finance expenses	(181,276)	(191,238)	(206,081)
Loss from disposal of subsidiaries	(953,959)	-	(32,641)
Other income (expenses), net	(67,830)	126,858	33,449
Total other income (expenses), net	(1,202,846)	10,444	(142,306)

LOSS BEFORE INCOME TAXES	(5,129,704)	(4,508,218)	(2,710,797)

PROVISION FOR INCOME TAXES
Current	-	-	11,803
Deferred	(11,065)	179,449	380,302
Total income tax provision	(11,065)	179,449	392,105

NET LOSS	(5,118,639)	(4,687,667)	(3,102,902)

Less: Net loss attributable to noncontrolling interest	(382,839)	(641,719)	(645,716)

NET LOSS ATTRIBUTABLE TO PUHUI WEALTH	$(4,735,800)	$(4,045,948)	$(2,457,186)

NET LOSS	$(5,118,639)	$(4,687,667)	$(3,102,902)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	408,485	159,935	(271,194)

COMPREHENSIVE LOSS	$(4,710,154)	$(4,527,732)	$(3,374,096)

Less: Comprehensive loss attributable to noncontrolling interest	(346,809)	(650,730)	(672,272)

COMPREHENSIVE LOSS ATTRIBUTABLE TO PUHUI WELATH	$(4,363,345)	$(3,877,002)	$(2,701,824)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,507,558	11,507,558	10,793,017

EARNINGS PER SHARE
Basic and diluted	$(0.41)	$(0.35)	$(0.23)

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Retained	Accumulated
	Preferred shares		Ordinary Shares		Additional	earnings	other
	Shares	Par Value	Shares	Par Value	paid-in capital	(accumulated deficit) Unrestricted	comprehensive income (loss)	Noncontrolling interest	Total
BALANCE, June 30, 2018	-	-	10,000,000	10,000	14,613,119	(6,764,155)	(7,320)	(2,513)	7,849,131
Issuance of ordinary share through Initial public offering, net			1,507,558	1,508	7,297,926	-	-	-	7,299,434
Disposal of subsidiary	-	-	-	-	-	-	-	33,603	33,603
Net loss for the period	-	-	-	-	-	(2,457,186)	-	(645,716)	(3,102,902)
Foreign currency translation loss	-	-	-	-	-	-	(244,638)	(26,556)	(271,194)
BALANCE, June 30, 2019	-	$-	11,507,558	$11,508	$21,911,045	$(9,221,341)	$(251,958)	$(641,182)	$11,808,072
Net loss for the period	-	-	-	-	-	(4,045,948)	-	(641,719)	(4,687,667)
Foreign currency translation loss	-	-	-	-	-	-	168,946	(9,011)	159,935
BALANCE, June 30, 2020	-	$-	11,507,558	$11,508	$21,911,045	$(13,267,289)	$(83,012)	$(1,291,912)	$7,280,340
Net loss for the period	-	-	-	-	-	(4,735,800)	-	(382,839)	(5,118,639)
Decrease in Noncontrolling interest	-	-	-	-	-	(317,964)	-	317,964	-
Disposal of subsidiary	-	-	-	-	-	-	-	689,430	689,430
Foreign currency translation loss	-	-	-	-	-	-	372,455	36,030	408,485
BALANCE, June 30, 2021	-	$-	11,507,558	$11,508	$21,911,045	$(18,321,053)	$289,443	$(631,327)	$3,259,616

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,118,639)	$(4,687,667)		$(3,102,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	375,947	269,812		135,939
Amortization of operating lease right-of-use assets	690,749	795,912		-
Loss on disposal of property and equipment	-	-		78
Impairment loss on equity securities	-	-		5,628
Loss from disposal of subsidiaries	956,371	-		32,641
Gain from disposal of marketable securities	-	(5,271)		-
Loss from equity method investment	7,513	3,547		-
Deferred tax provision (benefits)	(11,065)	179,449		380,302
Change in operating assets and liabilities
Accounts receivables	485,416	1,356,454		(242,674)
Accounts receivables - related parties	998,897	(155,986)		-
Other receivables	211,321	93,383		(402,174)
Prepaid expenses	102,575	60,961		(932,928)
Long-term prepaid expenses	771,510	644,554		(2,248,912)
Accounts payable	-	(1,413)		-
Deferred revenue	(765,922)	847,265		(298,954)
Other payables and accrued liabilities	453,020	41,609		156,724
Other payables - related parties	-	6,384		(190,666)
Operating lease liabilities	(760,233)	(752,682)		-
Taxes payable	(68,106)	165,353		(426,597)
Net cash used in operating activities	(1,670,646)	(1,138,336)		(7,134,495)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term investments	150,900	178,237		365,462
Purchases of short-term investments	-	(1,425)		(24,347)
Loans receivable to related party	-	-		(1,661,514)
Repayment from related parties	506,779	318,194		-
Acquisition prepayment	-	-		(2,042,460)
Purchases of property and equipment	-	(288,372)		(159,514)
Proceeds from sale of property and equipment	-	-		990
Cash acquired from Granville, net of purchase price paid	-	125,365		-
Purchase of intangible asset	-	-		(12,644)
Net cash provided by (used in) investing activities	657,679	331,999		(3,534,027)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares through IPO, net	-	-		8,032,912
Payments of financing lease liabilities	(47,847)	(24,984)		-
Principal payments of long-term debt	(27,598)	(309,450)		-
Proceeds from other payable related parties	884,290	-		-
Net cash provided by (used in) financing activities	808,845	(334,434)		8,032,912

EFFECT OF EXCHANGE RATE ON CASH	40,975	(119,418)		(168,805)

DECREASE IN CASH	(163,147)	(1,260,189)		(2,804,415)

CASH, beginning of year	744,436	2,004,625		4,809,040

CASH, end of year	$581,289	$744,436		$2,004,625

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$-	$-		$240,508
Cash paid for interest	$-	$192,312		$197,999

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Prepaid IPO costs to be net against IPO proceeds	$-	$-		$733,478
Initial recognition of right-of-use assets and lease liabilities, net of disposal	$340,518	$2,091,977		$-
Acquisition of Granville offset with prepayment	$-	$2,447,259		$-
Acquisition of Granville with payables	$-	$368,439	$
Purchase of fixed asset with financing lease	$-	$139,566		$-

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

Beijing Pusheng

●   A PRC limited liability company

●   The Company’s wholly owned subsidiary

●   Incorporated on March 19, 2018

●   Registered capital of $1,579,255 (RMB 10,000,000) to be fully funded by January 1, 2040

●   No operations

100% owned by Puhui Beijing Dissolved in January 2019***

Shanghai Ruyue	● A PRC limited liability company ● The Company’s wholly owned subsidiary ● Incorporated on April 27, 2017 ● Registered capital of $1,449,260 (RMB 10,000,000) to be fully funded by March 29, 2037	100% owned by Puhui Beijing

Beijing Haidai Puhui Information Consulting Co. Ltd. (“Beijing Haidai”)	● A PRC limited liability company ● Incorporated on May 30, 2018 ● Registered capital of $15,634,038 (RMB 100,000,000) to be fully funded by December 31, 2040	57% owned by Puhui Beijing till May 2021, 100% by Puhui Beijing since May 2021

Beijing Ruchang Management Consulting Co., Ltd. (“Beijing Ruchang”) formerly know n as Beijing Ruyue Haipeng Consulting Co., Ltd.	● A PRC limited liability company ● Incorporated on June 23, 2017 ● Registered capital of $243,697 (RMB 1,666,666) to be fully funded by January 1, 2040	60% owned by Shanghai Ruyue Dissolved in September 2020*****

Shanghai Hengshi Business Consulting Co., Ltd. (“Shanghai Hengshi”)

●   A PRC limited liability company

●   Incorporated on July 21, 2017

●   Registered capital of $49,244 (RMB 333,333) of which $19,698 (RMB 133,333) to be fully funded by May 21, 2030 and $29,546 (RMB 200,000) to be fully funded by April 21, 2037

60% owned by Shanghai Ruyue Dissolved in June 2019***

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shanghai Shengshi Enterprise Management Consulting Co., Ltd. (“Shanghai Shengshi”)	● A PRC limited liability company ● Incorporated on August 15, 2017 ● Registered capital of $249,576 (RMB 1,666,666) to be fully funded by August 14, 2037	60% owned by Shanghai Ruyue Dissolved in October 2020*****

Beijing Puhui Shanying Management Consulting Co., Ltd. (“Beijing Shanying”)	● A PRC limited liability company ● Incorporated on September 5, 2017 ● Registered capital of $76,311 (RMB 500,000) to be fully funded by January 1, 2040	60% owned by Shanghai Ruyue Dissolved in January 2021*****

Beijing Ruyue Jiahe Management Consulting Co., Ltd. (“Beijing Jiahe”)	● A PRC limited liability company ● Incorporated on July 14, 2017 ● Registered capital of $343,962 (RMB 2,333,333) to be fully funded by January 1, 2040	70% owned by Shanghai Ruyue

Beijing Zhangpuji Management Consulting Co., Ltd. (“Beijing Zhangpuji”)	● A PRC limited liability company ● Incorporated on September 15, 2017 ● Registered capital of $30,564 (RMB 200,000) to be fully funded by January 1, 2040 ● No operations	50% owned by Shanghai Ruyue Dissolved in May 2019***

Shanghai Junshen Enterprise Management Consulting Co., Ltd. (“Shanghai Junshen”)	● A PRC limited partnership ● Incorporated on July 17, 2019 ● Registered capital of $72,650 (RMB 500,000) to be fully funded by June 30, 2038	70% owned by Shanghai Ruyue Dissolved in June 2020****

Beijing Fenghui Management Consulting Co., Ltd. (“Beijing Fenghui”)	● A PRC limited liability company ● Incorporated on October 23, 2017 ● Registered capital of $75,326 (RMB 500,000) to be fully funded by January 1, 2040	70% owned by Beijing Jiahe Dissolved in June 2021*****

Beijing Lingsheng Chuangyuan Management Consulting Co., Ltd. (“Beijing Lingsheng”)	● A PRC limited liability company ● Incorporated on January 22, 2018 ● Registered capital of $78,059 (RMB 500,000) to be fully funded by January 1, 2040	70% owned by Beijing Jiahe Dissolved in July 2021

Suzhou Shanghui Management Consulting Co., Ltd. (“Suzhou Shanghui”)	● A PRC limited liability company ● Incorporated on March 13, 2018 ● Registered capital of $79,076(RMB 500,000) to be fully funded by February 28, 2048	70% owned by Beijing Fenghui Dissolved in June 2021*****

Beijing Puhui Ruihe Management Consulting Co., Ltd. (“Puhui Ruihe”)	● A PRC limited partnership ● Incorporated on June 26, 2018 ● Registered capital of $75,996 (RMB 500,000) to be fully funded by January 1, 2040	70% owned by Beijing Lingsheng Dissolved in June 2021*****

Beijing Hongsheng Management Consulting Co., Ltd. (“Beijing Hongsheng”)	● A PRC limited partnership ● Incorporated on January 21, 2019 ● Registered capital of $73,775 (RMB 500,000) to be fully funded by December 31, 2040	70% owned by Beijing Lingsheng Dissolved in March 2020****

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

*	As of June 30, 2020, Qingdao Puhui is a general partner in ten limited partnerships it set up with registered capital of RMB1.0 million. The purpose of these limited partnerships is to raise capital from investors and transform these limited partnerships into investment funds for fund management business. Upon establishment, Qingdao Puhui is deemed to be the primary beneficiary thus consolidates these limited partnerships as it acts as the only general partner and one Vice President of the Company acts as the only limited partner. Once investors have been admitted as the new partners with agreed capital injection, these limited partners will file their status with the PRC authority in accordance with the rules and regulations on investment funds in China, and therefore obtain the qualification to officially start business as an investment fund in China. Upon filing of the investment fund status, the Company reassesses its interests in these limited partnerships and determines if it would continue to consolidate or deconsolidate these limited partnerships in accordance with the requirements ASU 2015-02. As of June 30, 2021, three out of the ten limited partnerships have been registered as investment funds and are in operations, including Beijing Ruying Consulting Center (LP), Xinyu Jiji and Xinyu Yuanyuan. Those limited partnerships are not consolidated in the Company’s consolidated financial statements. The other seven limited partnerships have no activities as of June 30, 2021 other than initial set up fees incurred and were dissolved in July 2021. On April 8, 2021, Qingdao Puhui set up three additional limited partnerships with no operation in fiscal year 2021. See Note 2 for consolidation policies.

**	Puhui Beijing was a general partner in two limited partnerships, Beijing Jiongheng Management Consulting Center (Limited Partnership) (“Beijing Jiongheng”) and Beijing Jiongying Management Consulting Center (Limited Partnership) (“Beijing Jiongying”). By following similar evaluation as above, these two limited partnerships were considered as VIEs of Puhui Beijing. These two partnerships were dissolved in January 2019 and there has been no activity as of the date of dissolution.

***	The Company disposed Beijing Pusheng, Shanghai Hengshi, and Beijing Zhangpuji during January through June of 2019, resulting in a loss from disposal of subsidiaries of approximately $33,000. As the disposal of these entities do not represent strategic change according with ASC 360, the Company did not report such disposals as discontinued operations.

****	The Company disposed of Beijing Hongsheng in March 2020 and Shanghai Junshen in June 2020. No gain or loss from these disposals was recognized.

*****

The Company disposed of Beijing Ruchang in September 2020, Shanghai Shengshi in October 2020, Beijing Fenghui, Beijing Ruihe Suzhou Shanghui and Shanghai Shengshi in June 2021 and recognized approximately $950,000 of loss from disposal. These subsidiaries were mainly sales office of Puhui which did not have material assets as the loss was mainly from the write off of intercompany receivables from Shanghai Rueyue, the holding company of these subsidiaries. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

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

In September 2019, the Company set up an investment fund named Xinyu Yuanyuan Investment Center (Limited Partnership) (“Xinyu Yuanyuan”) with planned initial capital of RMB 30,000,000 (approximately $4.3 million) where Qingdao Puhui is a general partner. As the general partner of this fund, the Company has the authority to make investment decisions mainly to develop, manage and market financial products for Xinyu Yuanyuan. As of June 30, 2020, Qingdao Puhui owns 0.07% interest of this fund, as such the Company is not deemed a primary beneficiary of Xinyu Yuanyuan as the general partner is not obligated to absorb its losses or receive benefits that could potentially be significant to the entity. Therefore, Xinyu Yuanyuan is not consolidated but accounted for in accordance with ASC Topic 321.

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. As of June 30, 2021, the Company’s working capital deficit was approximately $0.5 million and the Company had cash of approximately $0.6 million. Although the Company had a net loss of approximately $5.1 million, its operating cash outflow was approximately $1.7 million.

Management believes that the Company will require a cash minimum of approximately $1.5 million over the next twelve months to operate at the Company’s current level, either from revenues or funding. Based on the Company’s current revenue and expense projections, the Company believes it is able to generate at least the same amount of revenue in the coming year compared to current year as the Company and China recover from the impact of the pandemic. If the Company’s revenue does not achieve its expected level, the Company will also implement cost saving measures to reduce operating cash outflow.

On August 18, 2021, the Company entered into a securities purchase agreement with an institutional investor pursuant to which the Company issued to the investor Convertible Debenture in the principal amount of $2,750,000 with an original issue discount of 10%. The Company received approximately $2.2 million in net proceeds upon the closing of the issuance on August 24, 2021. As of October 26, 2021, 1,150,463 shares were issued for a partial conversion of $1,894,206 principal amount of the Convertible Debenture with an average conversion price of approximately $1.65.

The Company believes with its projected cash flows and current working capital, management is of the opinion that it has sufficient funds to meet its working capital requirements. If the Company is unable to realize its current assets within the normal operating cycle of a twelve month period, the Company may have to consider supplementing its available sources of funds through the following sources:

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $289,443 and ($83,012) as of June 30, 2021 and June 30, 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2021 and June 30, 2020 were translated at RMB 6.46 and RMB 7.08 to $1.00, respectively. The shareholders’ equity accounts were stated at their historical rates. The average translation rates applied to statement of income accounts for the years ended June 30, 2021 and 2020 were RMB 6.63 and RMB 7.02, respectively. For the Company’s Hong Kong subsidiary, the balance sheet amounts with the exception of shareholders’ equity of that entity were translated at 7.77 and 7.75 HKD to $1.00, respectively for the year ended June 30, 2021 and 2020. The average translation rate applied to statement of income accounts for June 30, 2021 and 2020 were translated at 7.76 and 7.77 HKD to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

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

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivables (including related parties)

Accounts receivables represented accounts due from the Company’s product providers. An allowance for doubtful accounts may be established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2021 and 2020.

Investments

The Company records investments in equity securities at their fair value. Whereas readily determinable fair value is not available, the Company measures the investment by using the investment cost minus any impairment, if necessary plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Gains or losses are realized when such investments are sold.

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

If the investment’s fair value is less than the cost of an investment and the Company determines the impairment to be other-than-temporary, the Company recognizes an impairment loss based on the fair value of the investment. The Company recorded no impairment loss for both the years ended June 30, 2021 and 2020, respectively.

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

Other receivables

Other receivables include non-trade related advances, such as employee advances, rental and other deposits. An allowance for doubtful accounts is established and recorded based on managements’ assessment of potential losses based on the credit history and relationships with the parties. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. No allowance was required as of June 30, 2021 and 2020.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other receivable – related party

Other receivable – related party represent demand loans to Beijing Sipaike Customer Management Consulting Co., Ltd., with 0.5% interest per month. Management regularly reviews changes in payment trends and records allowance when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of June 30, 2021, no allowance was deemed necessary.

Prepaid expenses

Prepaid expenses represented advance payments made to its vendors for certain services such as, insurance, consulting, communication, rent, and property management fee.

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

Securities licenses are Type 1 (Dealing in Securities), Type 2 (Dealing in Futures) and Type 9 (Asset Management) licenses issued by the Stock Exchange of Hong Kong Ltd and the Securities and Futures Commission of Hong Kong. These licenses enables the Company’s subsidiary Granville to trade and deal with securities, futures and manage assets on behalf of customers in Hong Kong.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2021 and 2020, no impairment of long-lived assets was recognized.

Noncontrolling Interests

As of June 30, 2021, noncontrolling interest consists of an aggregate of 9.7923% of the equity interests of Puhui Beijing and subsidiaries held by Beijing Synergetic, 30% interest of Beijing Jiahe. In May 2021, the non controlling interest of Beijing Haidai gave up 53% interest resulting in Beijing Haidai becoming 100% owned subsidiary of Puhui Beijing. The Company also disposed of Beijing Ruchang, Beijing Shangying and Shanghai Shenshi resulting in decrease of non-controlling interest of approximately $690,000. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interest consist of the following:

	June 30,	June 30,
	2021	2020

Beijing Synergetic	$(224,928)	$17,116
Beijing Ruchang	-	(271,390)
Beijing Jiahe	(406,399)	(277,245)
Shanghai Shengshi	-	(275,855)
Beijing Shanying	-	(160,643)
Beijing Haidai	-	(323,893)
Total noncontrolling interest	$(631,327)	$(1,291,912)

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended June 30, 2021. The Company income tax return filed for December 31, 2019 is subject to examination by Chinese tax authority.

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

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. As of June 30, 2021 there was no diluted shares.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Defined contribution plan

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $329,991, $429,354 and $730,454 for the years ended June 30, 2021, 2020 and 2019, respectively.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities.  The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses standard. The new effective date for these preparers is for fiscal years beginning after July 1, 2023, including interim periods within those fiscal years. The Company has not early adopted this update and it will become effective on July 1, 2023 assuming the Company will remain eligible to be smaller reporting company. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

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

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topics 321, 323 and 815. The new standard addresses accounting for the transition into and out of the equity method and measurement of certain purchased options and forward contracts to acquire investments. The standard is effective for the Company for annual and interim periods beginning after July 1, 2022, with early adoption permitted. Adoption of the standard requires changes to be made prospectively. The Company believes the adoption of the new standard will not have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs”. The amendments in this Update represent changes to clarify the Codification. The amendments make the Codification easier to understand and easier to apply by eliminating inconsistencies and providing clarifications. ASU 2020-08 is effective for the Company for annual and interim reporting periods beginning January 1, 2021 and the Company plans to adopt the standard on July 1, 2021. All entities should apply the amendments in this Update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. These amendments do not change the effective dates for Update 2017-08. The Company believes the adoption of the new standard will not have a material impact on its consolidated financial statements.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements”. The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments in this Update affect a wide variety of Topics in the Codification and apply to all reporting entities within the scope of the affected accounting guidance. ASU 2020-10 is effective for annual periods beginning after December 15, 2020 for public business entities and the Company plans to adopt the standard on July 1, 2021. The Company believes the adoption of the new standard will not have a material impact on its consolidated financial statements.

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

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	June 30, 2021	June 30, 2020

Current assets	$3,221,892	$4,346,154
Property and equipment, net	189,956	433,319
Other noncurrent assets, net	1,140,216	1,531,332
Total assets	$4,552,064	$6,310,805

	June 30, 2021	June 30, 2020
Current liabilities:
Deferred revenue	$377,161	$1,061,162
Other payables and accrued liabilities	768,874	469,339
Other payables - related party	-	5,851
Due to Puhui Cayman	3,350,403	3,057,269
Current portion of long-term debt	1,255,687	25,835
Lease liabilities - current	560,993	885,832
Other payables - related parties – non current	736,533	-
Long-term debt	-	1,145,825
Lease liabilities - noncurrent	539,195	555,796
Total liabilities	$7,588,846	$7,206,909

The summarized operating results of the VIEs are as follows:

	For the year ended June 30, 2021	For the year ended June 30, 2020	For the year ended June 30, 2019
Operating revenues	$2,030,623	$2,179,172	$3,180,634
(Loss) income from operations	(1,651,429)	(2,274,112)	(1,660,384)
Net (loss) income	$(2,944,489)	$(2,512,032)	$(2,195,951)

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Short-term investments and fair value measurement

Short-term investments consist of the following:

	June 30, 2021	June 30, 2020
Investments at cost (1)	15,484	166,114
Investments accounted using equity method (2)	379,283	349,615
Total investments	$394,767	$515,729

(1)	As of June 30, 2020, the Company invested a total of $163,288 in two entities which invest in U.S. public companies and received $150,900 principal back through June 30, 2021. The remaining balance of the investment is $12,388 as of June 30, 2021. The Company also invested $3,096 in another two private equity fund products where cost approximates fair value as of June 30, 2021.

(2)	As of June 30, 2020, the Company invested in a private equity fund in the amount of $349,615. The Company accounted for the private equity fund using the equity method since the Company is the general partner and owns approximately 8.3% of the fund after the fund completed the second funding stage and was established on May 25, 2018, thus the Company has significant influence. The underlying assets of the fund were invested in the medical and life sciences industry. Investment losses for the years ended June 30, 2021 and 2020 amounted to approximately $3,700 and $3,500, respectively.

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

As of June 30, 2021, the company has paid approximately $3.4 million and approximately $0.4 million in acquisition payable is due to original shareholders.

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

	Fair Value	Fair Value
	HKD	USD
Cash	$6,997,259	$894,261
Prepaid expenses	28,944	3,699
Other receivables	269,950	34,500
Plant and equipment	32,633	4,171
Intangible assets	7,500,000	958,512
Goodwill	14,585,528	1,864,053
Total asset	29,414,314	3,759,196
Accounts payable	(10,973)	(1,402)
Other payables and accrued liabilities	(13,341)	(1,705)
Total liabilities	(24,314)	(3,107)
Net asset acquired	$29,390,000	$3,756,089

Total consideration	$29,390,000	$3,756,089
Goodwill	$14,585,528	1,864,053

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

Note 6 – Disposal of subsidiaries

In fiscal year 2020, the Company disposed of Beijing Hongsheng in March 2020 and Shanghai Junshen in June 2020. No gain or loss from these disposals was recognized as these entities did not have material operations.

In fiscal year 2021, the Company disposed of Beijing Ruchang in September 2020, Shanghai Shengshi in October 2020, Beijing Fenghui, Beijing Ruihe Suzhou Shanghui and Shanghai Shengshi in June 2021 and recognized approximately $950,000 of loss from disposal. These subsidiaries are mainly sales office of Puhui which did not have material assets, the loss was mainly from write off of intercompany receivables from Shanghai Rueyue, the holding company of these subsidiaries. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2021, the net assets of disposed subsidiaries are as follows:

June 30, 2021
Total current assets	$213,096

Total other assets	25,926

Total assets	239,022

Total current liabilities	2,637,704

Total net assets	(2,398,682)
Noncontrolling interests	689,430
Total consideration	-
Exchange rate effect	292,889
Gain from disposal of net assets	(1,416,363)
Write off of intercompany receivables from parent	2,370,324
Total loss on disposal	$953,959

Note 7 – Accounts receivable

	June 30, 2021	June 30, 2020

Accounts receivable	$-	$454,411
Less: Allowance for doubtful accounts	-	-
Total accounts receivables	$-	$454,411

All accounts receivable has been collected in August 2020. See note 19 for details of Accounts receivable - related parties.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Other receivables

Other receivables consist of the following:

	June 30, 2021	June 30, 2020

Security deposits for rents	$344,680	$516,960
Employee advances	1,933	2,080
Others	6,054	6,456
Subtotal	352,667	523,085
Less: Long-term security deposits	(234,819)	(422,783)
Total other receivables	$117,848	$100,302

Note 9 – Prepaid expenses

Prepaid expenses consist of the following:

	June 30, 2021	June 30, 2020

Consulting fees (1)	$1,586,025	$2,428,987
Rent with lease term under one year	21,907	18,103
Taxes	159,295	162,933
Others	118,314	111,788
Subtotal	1,885,541	2,721,811
Less: Long-term prepaid expenses	(837,829)	(1,599,647)
Total prepaid expenses	$1,047,712	$1,122,164

(1)	As of June 30, 2021, the Company prepaid approximately $0.7 million, $0.4 million, $0.2 million and $0.2 million of consulting fees to four third party service providers for various strategic planning and business development consulting services. These consulting service periods range from 1 year to 5 years and are to be expired from 2022 to 2024.

Note 10 – Property and equipment, net

Property and equipment consist of the following:

	June 30, 2021	June 30, 2020

Office equipment and furniture	$340,055	$311,041
Vehicle	322,138	293,953
Leasehold improvements	392,741	415,092
Less: accumulated depreciation and amortization	(864,039)	(583,761)
Total	$190,895	$436,325

Depreciation and amortization expense for the years ended June 30, 2021, 2020 and 2019 amounted to $277,500, $210,905 and $133,621, respectively.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Intangible assets, net

Intangible assets consist of the following:

	June 30, 2021	June 30, 2020

Software	$13,345	$12,177
Securities license	967,729	967,729
Less: accumulated depreciation and amortization	(160,062)	(61,119)
Total	$821,012	$918,787

Amortization expense for the years ended June 30, 2021, 2020 and 2019 amounted to $98,447, $58,784 and $2,318 respectively.

The estimated amortization is as follows:

Twelve months ending June 30, 2021	Estimated amortization expense

2022	$99,442
2023	99,442
2024	96,995
2025	96,773
Thereafter	428,360
Total	$821,012

Note 12 – Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred.

	June 30, 2021	June 30, 2020

Goodwill generated from Granville acquisition (note 4)	$1,864,053	$1,864,053

The Company performs annual goodwill impairment analysis as of June 30, 2021 with the assistance of independent valuation expert and concludes there was no impairment as of June 30, 2021 as our fair value exceeds the carrying value. The fair values is determined by income approach where projected future cash flows discounted at rates commensurate with the risks involved, (“Discounted Cash Flow” or “DCF” of the income approach). Assumptions used in a DCF analysis require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	June 30, 2021	June 30, 2020

Advances from former shareholder (1)	$154,796	$141,253
Salary and reimbursement payables	287,571	166,584
Interest payables	272,035	95,394
Accrued professional fees	402,116	150,733
Accrued rent for lease under one year	15,148	37,676
Others	2,229	38,817
Total	1,133,895	630,457

(1)	The advances are provided by a former shareholder, Shanghai Fengshui which is non-interest bearing and due on demand.

Note 14 - Long term debt

In November 2017, Puhui Beijing entered into two loan agreements for an amount of approximately $1.5 million with two individuals, which mature in November 2020. The interest rate is 13.5% per annum. Twenty percent of the principal or approximately $0.3 million, is due in one year from the loan origination date upon request. As of June 30, 2020, approximately $0.3 million has been repaid and approximately $1.2 million is outstanding and scheduled to be repaid on November, 2020. The loan repayment date was extended to December 31, 2021 in October 2020 and the Company is negotiating with the lenders for an extension upon maturity

On January 30, 2019, the Company financed a vehicle with a three year loan for approximately $0.1 million. The Company paid a down payment of approximately $51,000, with monthly payments of approximately $2,000 due from February 2019 to January 2022, with an interest rate at 6% per annum. As of June 30, 2021, approximately $17,000 of loan principal remained outstanding.

Twelve months ending June 30,	Minimum loan payment
2022	$1,255,687
Total minimum payments required	$1,255,687

Interest expense for the years ended June 30, 2021, 2020 and 2019 amounted to $173,489 and $184,332 and $199,861 respectively.

Note 15 - Leases

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

As of June 30, 2021, the Company’s operating leases had a weighted average remaining lease term of approximately 2.00 years and the financing lease had a remaining lease term of approximately 1.42 years.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2021, 2020 and 2019, rent expenses for the operating leases were approximately $1.0 million, $1.3 million and $1.0 million, respectively. Financing lease costs was approximately $55,000 and $30,000 for the year ended June 30, 2021 and 2020, respectively.

The three-year maturity of the Company’s lease obligations is presented below:

Years ending June 30,	Operating Lease	Financing Lease
2022	$554,928	$55,968
2023	464,318	23,319
2024	66,559	-
Total lease payments	1,085,805	79,287
Less: Interest	(61,042)	(3,862)
Present value of lease liabilities	$1,024,763	$75,425

Note 16 – Taxes

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

PRC

Under the Income Tax Laws of the PRC, the Company’s VIE and the subsidiaries of the VIE are subject to income tax at a rate of 25%.

The Company’s income tax expense is as follows:

	For the Years Ended June 30,
	2021	2020	2019
Current
China	$-	$-	$11,803
Hong Kong	-	-	-

Deferred
China	77,238	227,121	380,302
Hong Kong	(88,303)	(47,672)	-
Total income tax expense	$(11,065)	$179,449	$392,105

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Years Ended June 30,
	2021	2020	2019
Income tax rate	25.0%	25.0%	25.0%
Effect of permanent difference	2.9%	6.0%	7.3%
Change in valuation allowance	(27.7)%	(35.0)%	(46.8)%
Effective tax rate	0.2%	(4.0)%	(14.5)%

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities

According to tax regulations, net operating losses can be carried forward to offset operating income for the next five years. Significant components of deferred tax assets were as follows:

	June 30, 2021	June 30, 2020

Deferred tax assets:
Net operating losses	$2,320,026	$2,611,874
Deferred revenues	43,440	60,403
Total deferred tax assets	2,363,466	2,672,277
Valuation allowance	(2,184,156)	(2,512,557)
Deferred tax assets, net	$179,310	$159,720

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

The Company’s NOL resides with different tax reporting entities. Management has provided a 100% allowance for those NOL’s incurred by all its subsidiaries except Granville because those entities either had historical losses or were in set up stage and thus are not probable to generate adequate taxable income in the next five years.

Management believes Granville’s losses incurred this year was mainly as a result of impact from COVID-19 and the Company believes its continuing utilization of its NOL and its internal forecast of future taxable income based on existing products and NOL is carried indefinitely in Hong Kong outweighs the negative evidences of a decrease in revenue and net income for the year ended June 30, 2021.

The following table summarizes the changes in valuation allowance for deferred tax assets:

	June 30, 2021	June 30, 2020

Beginning balance	$2,512,557	$1,772,097
Additions	594,268	786,404
Reversals	(681,568)	-
Exchange difference	(241,101)	(45,944)
Ending balance	$2,184,156	$2,512,557

Taxes payable consisted of the following:

	June 30, 2021	June 30, 2020

VAT taxes payable	$14,787	$80,565
Other taxes payable	10,310	6,091
Totals	$25,097	$86,656

Note 17 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2021 and 2020, $8,739 and $130,154 were deposited in banks located in the PRC, respectively. nil and $40,085 of these balances are not covered by insurance as the deposit insurance system in China only insured each depositor at one bank for a maximum of approximately $70,000 (RMB 500,000). The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD $500,000 (approximately $73,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2021 and June 30, 2020, $572,504 and $614,255 were deposited in banks located in Hong Kong, respectively. $506,701 and $544,570 of these balances are not covered by insurance.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Customer concentration risk

For the year ended June 30, 2021, four customers accounted for 64.6% of the Company’s revenues. For the year ended June 30, 2020, three customers accounted for 72.7% of the Company’s revenues. For the year ended June 30, 2019, three customers accounted for 61.6% of the Company’s revenues.

As of June 30, 2021, one customer which is a related party accounted for the Company’s 100% accounts receivable. As of June 30, 2020, three customers accounted for approximately 90.6% of the Company’s accounts receivable (including related-party and third-party).

Note 18 – Segment reporting

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

The following table presents revenue by major service categories (from third parties and related parties) for years ended June 30, 2021, 2020 and 2019, respectively:

	For the Year Ended June 30, 2021	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019
Investment advisory	$1,925,429	$2,102,109	$3,117,548
Fund management	105,588	77,371	63,086
Total revenues	$2,031,017	$2,179,480	$3,180,634

All of the Company’s revenue are derived from, and its assets are located in the PRC and Hong Kong.

Note 19 – Related party transaction

Accounts receivables – related party consisted of the following:

	Relationship	June 30, 2021	June 30, 2020

Beijing Dongfang Puzhong Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	$-	$42,376
Beijing Dongfang Henghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	-	635,638
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	222,907	353,132
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-	107,352
Total		$222,907	$1,138,498

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other receivables – related party consisted of the following:

	Relationship	Nature	June 30, 2021	June 30, 2020

Beijing Sipaike Customer Management Consulting Co., Ltd.*	Under common control of shareholder of Puhui Beijing	Short term cash advance	$885,107	$1,269,138
Beijing Dongfang Henghui Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Short term cash advance	2,848	15,538
Total			$887,955	$1,284,676

*	As of June 30, 2020, the Company advanced RMB 8.9 million or approximately $1.3 million to Beijing Sipaike Customer Management Consulting Co., Ltd. The loans are due on demand and bear an interest rate is 0.5% per month. For the year ended June 30, 2021, the Company received repayment of approximately $510,000 and the Company waived the interest for 2021. Interest income amounted to approximately nil and $49,000 for the years ended June 30, 2021 and 2020, respectively.

Other payables – related party consisted of the following which are mainly borrowings from senior management for operations, the funds are non-interest bearing and are due in September 2022:

	Relationship	Nature	June 30, 2021	June 30, 2020

Ji Zhe	Shareholder and CEO of Puhui	Loan	$216,900	$483
Long Yan	CFO of Puhui	Loan	34,954
Chen, Yue Xian	Senior VP of Puhui	Loan	657,528
Beijing Sipaike Customer Management Consulting Co., Ltd.	Under common control of shareholder of Puhui Beijing	Advance from shareholder	-	5,153
Beijing Huicai Hengyun Consulting Center (Limited Partnership)	Shareholder of Puhui Beijing	Advance from shareholder	-	698
Total			$909,382	$6,334

Revenues – related parties consisted of the following:

	Relationship	For the years ended June 30,
		2021	2020		2019
Peng Ji	limited partner of Beijing Puhui Rushun Management Consulting Center Limited Partnership	$-	$		$112,704

Xinyu Jiji Investment Center (Limited Partnership)	Company’s investee under equity method	16,115		15,171	15,559
Beijing Rululu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-		107,214	-
Beijing Ruqi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-		402,053	-
Beijing Rusan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	-		128,657	-
Xinyu Yuanyuan Investment Center (Limited Partnership)	Company’s investee under equity method	20,213		44,405	-
Beijing Rushi Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	128,115		-	-
Beijing Rushisan Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui	385,836		-	-
Beijing Rushilu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and shareholder of Puhui Beijing	167,261		-	-
Beijing Rujiu Consulting Center (Limited Partnership)	Owned by Mr. Ji Zhe, CEO and, shareholder of Puhui	307,476		-	-
Total		$1,025,016		$697,500	$128,263

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 – Equity

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

As of June 30, 2021 and June 30, 2020, no statutory reserve has been attributed by Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries.

As a result of the foregoing restrictions, Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2021 and June 30, 2020, amounts restricted are the net assets of Puhui WFOE, Puhui Beijing and its wholly owned subsidiaries, which amounted to $11,013,168 and $11,013,168, respectively.

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

Note 21 – Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of June 30, 2021, the Company was not aware of any litigations or lawsuits against them.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management and the PRC counsel. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Coronavirus (“COVID-19”)

In December 2019, a novel strain of coronavirus, or COVID-19, surfaced and it has spread rapidly too many parts of China and other parts of the world. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue is concentrated in China. Consequently, the COVID-19 pandemic had affect the Company’s business operations, financial condition and operating results for second half of fiscal year 2020, including but not limited to negative impact on the Company’s total revenues, gross profit and net income. As the coronavirus outbreak is largely under control in China, the Company’s operations had been resumed starting in June of 2020. However, the Company’s business was significantly adversely impacted and remained impacted for fiscal year 2021. Any potential impacts to the Company’s future operating results will depend on, to a large extent, a future outbreak and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by our government authorities and other entities to contain COVID-19 or treat its impact, almost all of which are beyond our control.

PUHUI WEALTH INVESTMENT MANAGEMENT CO. LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22 - Subsequent events

In July 2021, the Company dissolved Beijing Jiahe and Beijing Lingsheng resulting in a loss of approximately $0.4 million.

On August 18, 2021, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investor (the “Investor”), pursuant to which the Company agreed to sell and the Investor will purchase a Convertible Subordinated Debenture (the “Convertible Debenture”) in the principal amount of $2,750,000 with an original issue discount of 10% (the “Transaction”). The Company has agreed not to, subject to limited exemptions, enter into (i) any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement) until 120 days after the closing of the Transaction or (ii) any Prohibited Transactions (as defined in the Securities Purchase Agreement) without the Investor’s prior written consent, until the earlier of (a) thirty days after such time as the Convertible Debenture has been repaid in full and/or has been converted into Ordinary Shares (the “Conversion Shares”) and (b) the date on which the Investor ceases to hold any Ordinary Shares or have the right to acquire any Ordinary Shares. If at any time the last closing trade price for the Ordinary Shares is less than $1.00, the Company will use its commercially reasonable efforts to promptly effect a reverse split of the Ordinary Shares such that the trade price of the Ordinary Shares will be at least $2.00. The Securities Purchase Agreement contains customary representations and warranties made by the Company.

On August 20, 2021, pursuant to the Securities Purchase Agreement, the Company issued the Convertible Debenture to the Investor. The Convertible Debenture bears interest at the rate of 8.00% per year from the date of original issuance and matures on February 20, 2022. In the event an “Event of Default” (as defined in the Securities Purchase Agreement) has occurred and remains uncured, the debenture will bear default interest at the rate of 15.00% per year or the maximum rate permitted under applicable law. The Convertible Debenture shall be convertible (in whole or in part), at the option of the Investor, into the Company’s ordinary shares, par value $0.001 per share (“Ordinary Shares”) at a conversion price (“Conversion Price”) of the lesser of (i) $5.00, subject to certain adjustment and (ii) the Alternate Conversion Price (as defined below). During any period that the bid price of the Ordinary Shares is lower than $6.25, (the “Restricted Period”), the Conversion Price applicable shall equal 80% of the average of the three (3) lowest daily volume weighted average prices (“VWAP”) during the “measurement period”, which is a 10-trading-day period starting 5 trading days prior to and ending 4 trading days after the date the ordinary shares are delivered pursuant to applicable conversion notice (the “Alternate Conversion Price”), provided, that the Alternate Conversion Price shall not be lower than $0.60. The Convertible Debenture may not be converted if, as a result of the conversion, the holder and its affiliates would beneficially own in excess of 4.99% of the Ordinary Shares, which may be increased to up to 9.99% of the Ordinary Shares by such holders upon notice to the Company.

As of October 26, 2021, 1,150,463 shares were issued for a partial conversion of $1,894,206 principal amount of the Convertible Debenture with an average conversion price of approximately $1.65.

Qingdao Puhui received an Administrative Supervision Decision (“Decision”) from China Securities Regulatory Commission (“CSRC”) Qingdao Branch on September 23, 2021 against Qingdao Puhui regarding the following major issues:

(1) Inadequate management of investor qualifications. Certain investors of certain private equity fund products managed by Qingdao Puhui were not qualified private equity fund investors due to lack of certifications for their assets or income.

(2) Failure to properly inform investors of the relevant risk factors and follow the regulatory procedures in accepting investors.

(3) Failure to perform the duty of care and diligence in the management and use of private equity fund assets. Certain private equity fund products were inconsistent with the actual underlying assets.

(4) Failure to provide necessary documentation for certain actions. The signatures of certain investment decision makers were missing from some investment determination documents.

Pursuant to the Decision, CSRC Qingdao Branch ordered Qingdao Puhui to rectify and submit a written response to CSRC Qingdao Branch prior to October 21, 2021. Currently, there are no administrative penalty, fine or related regulatory measures imposed on Qingdao Puhui. Qingdao Puhui has proactively taken corrective actions and improvement measures to rectify the issues raised in the Decision.

On October 19, 2021, Qingdao Puhui submitted a written response to CSRC Qingdao Branch, explaining and clarifying the issues set forth in the Decision. Based upon advice of local counsel, the Company does not believe that Qingdao Puhui will be subject to significant administrative penalty, fines or related regulatory measures. See “Legal Proceedings”. However, there can be no assurance that the CSRC will not take a contrary position, and Qingdao Puhui may be penalized or fined, or its business may be suspended for rectifications, which may have a material adverse effect on the Company’s business, financial condition or results of operations.